UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes financial statements and their related notes for the three-month period ended March 31, 2011 filed by Sociedad Química y Minera de Chile S.A. before the Superintendencia de Valores y Seguros de Chile on May 24, 2011.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                                       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                                    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

On May 24,  2011, the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") a report that included information as to the Registrant's consolidated financial condition and results of operations for the three-month period ended March 31, 2011. Attached is a summary of such consolidated financial information included in the summary and in the report filed with the Superintendencia de Valores y Seguros of Chile. This financial information was prepared on the basis of International Financial Reporting Standards (“IFRS”).

THIS REPORT IS AN ENGLISH TRANSLATION OF, AND AN INTERNATIONAL FINANCIAL REPORTING STANDARDS PRESENTATION OF, THE THREE-MONTH PERIOD ENDED MARCH 31, 2011 REPORT FILED WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS (SVS) IN CHILE, AND UNLESS OTHERWISE INDICATED, FIGURES ARE IN US DOLLARS.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the period ended

As of March 31, 2011

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. and SUBSIDIARIES

Thousands of U.S. dollars

This document is composed of:

-	Consolidated Classified Statement of Financial Position
-	Interim Consolidated Statement of Comprehensive Income by function.
-	Interim Consolidated Statement of Comprehensive Income
-	Interim Consolidated Statement of Cash Flows
-	Interim Statements of Changes in Net Shareholders’ Equity
-	Explanatory Notes to the Interim Consolidated Financial Statements

Sociedad Química y Minera de Chile S.A. and Subsidiaries

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Index of Interim Consolidated Financial Statements (continued)
Note No.		Page

17	Disclosures on net equity
	17.1 Disclosures on capital management	123
	17.2 Disclosures on preferred share capital	124
	17.3 Dividend policy	126
	17.4 Provisional dividends	127

18	Provisions and other non-financial liabilities
	18.1 Classes of provisions	128
	18.2 Description of other provisions	128
	18.3 Other non-financial liabilities, current	129
	18.4 Movements in provisions	130
	18.5 Detail of main classes of provisions	132

19	Contingencies and restrictions
	19.1 Lawsuits or other relevant events	133
	19.2 Restrictions	137
	19.3 Commitments	138
	19.4 Restricted or pledged cash	138
	19.5 Sureties obtained from third parties	138
	19.6 Indirect guarantees	139

20	Revenue	140

21	Earnings per share	140

22	Borrowing costs	141

23	Effect of variations in foreign currency exchange rates	142

24	The Environment
	24.1 Disclosures on disbursements related to the environment	143
	24.2 Detail of information on disbursements related to the environment	144
	24.3 Description of each project indicating whether these are in process or have been finished	151

25	Other current and non-current non-financial assets	156

26	Operating segments
	26.1 Operating segments	158
	26.2 Statements of comprehensive income classified by operating segment based on product groups	159

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED CLASSIFIED STATEMENT OF FINANCIAL POSITION

ASSETS	Note No.	As of March 31, 2011 ThUS$	As of December 31, 2010 ThUS$
Current assets
Cash and cash equivalents	5.1	563,815	524,652
Other current financial assets	8.1	54,394	76,178
Other current non-financial assets	25	40,427	44,442
Trade and other receivables, current	8.2	397,911	375,945
Receivables due from related parties, current	7.6	48,281	36,172
Inventories	6.0	625,339	605,101
Current tax assets	28.1	25,448	32,773
Total current assets		1,755,615	1,695,263

Non-Current Assets
Other non-current financial assets	8.1	79,746	92,674
Other non-financial assets, non-current	25	21,236	24,157
Non-current rights receivable	8.2	973	1,102
Receivables due from related parties, non-current	7.7	-	-
Investments accounted for using the equity method	10.0	67,044	62,271
Intangible assets other than goodwill	12.1	4,260	3,270
Goodwill	12.1	38,388	38,388
Property, plant and equipment	13.1	1,515,350	1,453,973
Investment property	13.4	1,365	1,373
Deferred tax assets	28	280	365
Total Non-Current Assets		1,728,642	1,677,573
Total Assets		3,484,257	3,372,836

The accompanying notes form an integral part of these interim consolidated financial statements.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

CONSOLIDATED CLASSIFIED STATEMENT OF FINANCIAL POSITION (continued)

Liabilities and Equity	Note No.	As of March 31, 2011 ThUS$	As of December 31, 2010 ThUS$
Liabilities
Current Liabilities
Other current financial liabilities	8.4	178,424	187,555
Trade and other payables, current	8.5	149,412	152,147
Payables due to related parties, current	7.8	4,369	3,538
Other current provisions	18.1	17,670	15,014
Current tax liabilities	28.2	23,341	7,113
Current provision for employee benefits	15.1	42,666	44,011
Other non-financial liabilities, current	18.3	71,473	67,459
Total current liabilities		487,355	476,837

Non-current liabilities
Other non-current financial liabilities	8.4	1,080,499	1,090,188
Other non-current accounts payable	8.5	135	-
Other non-current provisions	18.2	5,500	5,500
Deferred tax liability	28.4	100,060	100,781
Non-current provisions for employee benefits	15.1	30,177	28,710
Total non-current liabilities		1,216,371	1,225,179
Total Liabilities		1,703,726	1,702,016

Equity	17
Issued capital		477,386	477,386
Retained earnings		1,266,526	1,155,131
Other reserves		(12,110)	(9,713)
Equity attributable to the owners of the controlling entity		1,731,802	1,622,804
Non-controlling interest		48,729	48,016
Total Equity		1,780,531	1,670,820
Total liabilities and equity		3,484,257	3,372,836

The accompanying notes form an integral part of these interim consolidated financial statements.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME BY FUNCTION

		From January to March
	Note	2011	2010
	No.	ThUS$	ThUS$
Revenue	20	480,035	388,523
Cost of sales		(292,430)	(257,025)
Gross profit		187,605	131,498

Other income by function	27	3,336	1,625
Administrative expenses		(20,568)	(17,774)
Other expenses by function	27	(14,965)	(5,044)
Other gains (losses)	27	(109)	(7,146)
Finance income		5,657	2,294
Finance costs	22	(10,627)	(7,812)
Equity in gains (losses) of associates and joint ventures accounted for using the equity method		3,657	3,059
Foreign currency translation differences	23	(2,899)	(3,133)
Profit (loss) before income tax		151,087	97,567
Income tax expense	28.4	(38,956)	(20,696)
Profit (loss) from continuing operations		112,131	76,871

Profit (loss)		112,131	76,871
Gain (loss) attributable to
Gain (loss) attributable to the owners of the parent		111,395	76,493
Gain (loss) attributable to non-controlling interest		736	378
Profit (loss) for the period		112,131	76,871

The accompanying notes form an integral part of these interim consolidated financial statements

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME BY FUNCTION

		From January to March
	Note	2011	2010
	N°	ThUS$	ThUS$
Earnings per share
Common shares
Basic earnings per share (US$ per share)	21	0.4232	0.2906

Basic earnings per share (US$ per share) from continuing operations		0.4232	0.2906

Diluted common shares
Diluted earnings per share (US$ per share)	21	0.4232	0.2906

Diluted earnings per share (US$ per share) from continuing operations		0.4232	0.2906

The accompanying notes form an integral part of these interim consolidated financial statements.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	From January to March
	2011	2010
Statement of comprehensive income	ThUS$	ThUS$

Profit (loss) for the period	112,131	76,871
Other comprehensive income components before foreign currency translation difference
Gains (losses) from foreign currency translation differences, before tax	(100)	(230)
Other comprehensive income before taxes and foreign currency translation differences	(100)	(230)
Cash flow hedges
Gains (losses) from cash flow hedges before tax	(2,900)	10,799
Other comprehensive income before tax and cash flow hedges	(2,900)	10,799
Other comprehensive income before taxes, actuarial gains (losses) by defined benefit plans	-	-
Other comprehensive income components. before tax	(3,000)	10,569

Income tax related to components of other comprehensive income
Income tax related to other comprehensive income cash flow hedges	580	(1,836)
Addition of income tax related to other comprehensive income components	580	(1,836)

Other comprehensive income	(2,420)	8,733

Total comprehensive income	109,711	85,604

Comprehensive income attributable to
Comprehensive income attributable to the parent’s owners	108,998	85,277
Comprehensive income attributable to non-controlling interest	713	327
Total comprehensive income	109,711	85,604

The accompanying notes form an integral part of these interim consolidated financial statements.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

Statement of cash flows	Note No.	03/31/2011 ThUS$	03/31//2010 ThUS$

Cash flows provided by (used in) operating activities

Profit (loss)		112,131	76,871
Adjustment due to reconciliation of profit (loss)

Adjustment for decreases (increases) in inventories		(14,114)	(2,339)
Adjustment for decreases (increases) in trade receivables		(17,986)	(9,625)
Adjustment for decreases (increases) in other receivables from operating activities		(9,988)	33,808
Adjustment for decreases (increases) in trade payables		(29,276)	(48,869)
Adjustment for decreases (increases) in other payables related to operating activities		(4,452)	(55,387)
Adjustment for depreciation and amortization		42,138	32,374
Adjustment for provisions		(599)	5,572
Adjustments for unrealized gains (losses) in foreign translation		2,899	3,133
Adjustment for undistributed gains from equity-accounted associates		(3,657)	(3,059)
Other adjustments for entries other than cash		76,827	44,671
Other adjustments for which the effects on cash are cash flows from investing or financial activities		(99)	-

Total gains (losses) reconciling adjustments		41,693	279

Dividends received		454	-
Interest paid		(4,472)	(1,988)

Net cash flows provided by (used in) operating activities		149,806	75,162

Cash flows provided by (used in) investing activities

Other payments to acquire interest in joint ventures		(2,500)	(1,000)
Proceeds from the sale of property, plant and equipment		794	-
Additions to property, plant and equipment		(112,431)	(73,126)
Cash advances and loans granted to third parties		278	198
Other cash inflows (outflows)		28,362	(22,700)

Net cash flows provided by (used in) investing activities		(85,497)	(96,628)

The accompanying notes form an integral part of these interim consolidated financial statements.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Cash flows provided by(used in) financing activities	Note No.	03/31/2011 ThUS$	03/31//2010 ThUS$

Amounts received from long-term loans		100,000	39,500
Amounts received from short-term loans			-
Total amounts received from loans		100,000	39,500
Payments of loans		(110,000)	(193,540)
Dividends paid		-	-
Other cash inflows (outflows)		(9)	-

Net cash flows provided by (used in) financing activities		(10,009)	(154,040)

Net increase (decrease) in cash and cash equivalents before the effect of changes in exchange rates		54,300	(175,506)

Effects of variation in exchange rate on cash and cash equivalents		(15,137)	4,368
Net increase (decrease) in cash and cash equivalents		39,163	(171,138)

Cash and cash equivalents at beginning of the period		524,652	530,394

Cash and cash equivalents at the end of the period	5	563,815	359,256

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (continued)

The accompanying notes form an integral part of these interim consolidated financial statements.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

NTERIM STATEMENTS OF CHANGES IN NET SHAREHOLDERS’ EQUITY

	Issued capital ThUS$	Foreign currency translation difference reserves ThUS$	Cash flow hedge reserves ThUS$	Reserves for defined benefit plan gains (losses) ThUS$	Other reserves ThUS$	Retained earnings ThUS$	Equity attributable to the Parent’s owners ThUS$	Non-controlling interest ThUS$	Total equity ThUS$

Beginning balance, current period: January 1, 2011	477,386	1,530	(9,207)	(2,036)	(9,713)	1,155,131	1,622,804	48,016	1,670,820

Restated beginning balance	477,386	1,530	(9,207)	(2,036)	(9,713)	1,155,131	1,622,804	48,016	1,670,820

Profit (loss) for the period	-	-	-	-	-	111,395	111,395	736	112,131

Other comprehensive income	-	(77)	(2,320)	-	(2,397)	-	(2,397)	(23)	(2,420)
				-
Comprehensive income	-	(77)	(2,320)	-	(2,397)	111,395	108,998	713	109,711

Changes in equity	-	(77)	(2,320)	-	(2,397)	111,395	108,998	713	109,711

Ending balance, current period: March 31, 2011	477,386	1,453	(11,527)	(2,036)	(12,110)	1,266,526	1,731,802	48,729	1,780,531

The accompanying notes form an integral part of these interim consolidated financial statements.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

INTERIM STATEMENTS OF CHANGES IN NET SHAREHOLDERS’ EQUITY

	Issued capital ThUS$	Foreign currency translation difference reserves ThUS$	Cash flow hedge reserves ThUS$	Reserves for defined benefit plan gains (losses) ThUS$	Other reserves ThUS$	Retained earnings ThUS$	Equity attributable to the Parent’s owners ThUS$	Non-controlling interest ThUS$	Total equity ThUS$

Beginning balance, current period: January 1, 2010	477,386	1,234	(7,984)	(3,056)	(9,806)	951,173	1,418,753	45,697	1,464,450

Restated beginning balance	477,386	1,234	(7,984)	(3,056)	(9,806)	951,173	1,418,753	45,697	1,464,450

Profit (loss) for the period	-	-	-	-	-	76,493	76,493	378	76,871

Other comprehensive income	-	(179)	8,963	-	8,784	-	8,784	(51)	8,733

Comprehensive income	-	(179)	8,963	-	8,784	76,493	85,277	327	85,604

Dividends	-	-	-	-	-	-	-	-	-

Increase (decrease) for transfers and other changes	-	-	-	-	-	-	-	(1,105)	(1,105)

Changes in equity	-	(179)	8,963	-	8,784	76,493	85,277	(778)	84,499

Ending balance, current period: March 31, 2010	477,386	1,055	979	(3,056)	(1,022)	1,027,666	1,504,030	44,919	1,548,949

The accompanying notes form an integral part of these interim consolidated financial statements.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Notes to the Interim Consolidated Financial Statements

as of March 31, 2011

Sociedad Química y Minera de Chile S.A.

and Subsidiaries

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 1 - Identification and business of Sociedad Química y Minera de Chile S.A. and Subsidiaries

Historical Background
Sociedad Química y Minera de Chile S.A. (the “Company”) is a shareholders’ company organized in accordance with the laws in the Republic of Chile., Taxpayer ID 93.007.000-9. The Company was constituted by public deed issued on June 17, 1968 by the Notary Public of Santiago Mr. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1.164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Business Registry of Santiago, on page 4,537 Nº 1,992. The Parent Company is located at El Trovador 4285, 6th Floor, Las Condes, Santiago, Chile. Its phone No. is (56-2) 425-2000.

The Company is registered with the Securities Registry of the Chilean Superintendence of Securities and Insurance (SVS) under No. 0184 dated March 18. 1983 and is subject to the inspection of the SVS.

Our products are divided into five main categories, as follows:

Specialty plant nutrients: Specialty plant nutrients include potassium nitrate, sodium potassium nitrate, sodium nitrate and specialty mixtures.  These products have particular features which increase productivity and improve quality when used in certain crops and soils and are suitable for high level agricultural techniques such as hydroponics, fertigation, greenhouses and foliar applications.  Farmers dedicated to high-value crops invest in this type of specialty plant nutrients, such as, potassium nitrate, because of its technical advantages over commodity fertilizers, in particular because of being a soluble fertilizer free of chlorine.

Iodine: SQM is an important producer of iodine at a worldwide level, which is a product widely used in the pharmaceutical industry, technology and nutrition. Over the last 8 years, before the world crisis, the demand for iodine grew mainly due to its use in X-ray contrast media and polarizing film for LCD displays.

Lithium: SQM’s lithium is widely used in rechargeable batteries for cell phones, cameras and notebooks and other portable electronic devices. Through the preparation of products based on lithium, SQM provides significant raw material to face great challenges such as the efficient use of energy and raw material.  Lithium is not only used for rechargeable batteries and in new technologies for vehicles propelled by electricity, but is also used in industrial applications to lower melting temperature and to help saving energy and costs.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 1 - Identification and business of Sociedad Química y Minera de Chile S.A. and Subsidiaries (continued)

Industrial Chemicals: Industrial chemicals are products used as supplies for a number of production processes. SQM participates in this line of business producing sodium nitrate, potassium nitrate, boric acid and potassium chloride, Industrial nitrates have increased their importance over the last few years due to their use as storage means for thermal energy at solar energy plants, which are widely used in countries as Spain and the United States in their search for decreasing CO2 emissions

Potassium: The potassium is a primary essential macro-nutrient, and even though does not form part of the plant’s structure, has a significant role for the developing of its basic functions, validating the quality of a crop, increasing post-crop life, improving the crop flavor, its amount in vitamins and its physical appearance. Within this business line, SQM has also potassium chlorate and potassium sulfate, both extracted from the salt layer located under the Atacama Salar (the Atacama Saltpeter Deposit.) In this business line SQM has focused a significant part of it investments plan, allowing a significantly increase in the Company’s production levels..

Employees

As of March 31, 2011 and December 31, 2010, we had employees as detailed below:

	03/31/2011	12/31/2010

Permanent employees	4,415	4,327

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 1 -	Identification and business of Sociedad Química y Minera de Chile S.A. and Subsidiaries (continued)

Majority shareholders

The table below establishes certain information about the beneficial property of Series A and Series B shares of SQM as of March 31, 2011 and as of December 31, 2010.  In respect to each shareholder which has interest of more than 5% of outstanding Series A or B shares.  The information below is taken from our records and reports registered by the individuals indicated below with the Superintendence of Securities and Insurance (SVS) and the Chilean Stock Exchange.

Shareholder as of 03/31/2011	No. of Series A with ownership	% of Series A shares	No. of Series B with ownership	% of Series B shares	Total % of shares
Sociedad de Inversiones Pampa Calichera S.A.(*)	57,937,977	40.57%	10,768,928	8.95%	26.10%
Inversiones El Boldo Limitada	44,751,196	31.33%	17,571,676	14.60%	23.68%
The Bank of New York	-	0.00%	43,920,706	36.49%	16.69%
Inversiones RAC Chile Limitada	19,200,242	13.44%	2,699,773	2.24%	8.32%
Banchile Corredores de Bolsa S.A.	5,137,864	3.60%	4,232,174	3.52%	3.56%
Inversiones Global Mining (Chile) Limitada (*)	8,798,539	6.16%	-	-	3.34%
Inversiones La Esperanza Limitada	3,693,977	2.59%	-	-	1.40%
AFP Provida S.A.	-	-	3,148,543	2.62%	1.20%
Banco Itau por Cuenta de Inversionistas	-	-	2,672,406	2.22%	1.02%
Larrain Vial S.A. Corredora de Bolsa	49,830	0.03	2,172,293	1.80%	0.83%

(*) Total Pampa Group 29.44%

Shareholder as of 12/31/2010	No. of Series A with ownership	% of Series A shares	No. of Series B with ownership	% of Series B shares	Total % of shares
Sociedad de Inversiones Pampa Calichera S.A.(*)	55,437,977	38.82%	8,903,774	7.40%	24.45%
Inversiones El Boldo Limitada	44,746,513	31.33%	17,576,359	14.60%	23.68%
The Bank of New York	-	0.00%	45,345,530	37.67%	17.23%
Inversiones RAC Chile Limitada	19,200,242	13.44%	2,699,773	2.24%	8.32%
Inversiones Global Mining (Chile) Limitada (*)	13,798,539	9.66%	-	0.00%	5.24%
Banchile Corredores de Bolsa S.A.	131,914	0.09%	5,178,641	4.30%	2.02%
Larrain Vial S.A. Corredora de Bolsa	2,549,382	1.79%	2,369,576	1.97%	1.87%
Inversiones La Esperanza Limitada	3,693,977	2.59%	-	0.00%	1.40%
AFP Provida S.A.	-	0.00%	3,109,256	2.58%	1.18%
Banco Itau por Cuenta de Inversionistas	-	0.00%	2,874,819	2.39%	1.09%

(*) Total Pampa Group 29.69%

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 2 - Bases of presentation of interim consolidated financial statements and accounting criteria applied

2.1	Accounting period

These interim consolidated financial statements cover the following periods:

-	Statements of financial position for the period ended as of March 31, 2011 and the year ended as of December 31, 2010.

-	Interim statements of changes in net equity for the period ended as of March 31, 2010 and 2009.

-	Interim statements of comprehensive income for the periods between January 1 and March 31, 2011 and 2010, respectively

-	Interim statements of cash flows, indirect method for the periods ended as of March 31, 2011 and 2010, respectively.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 2 - Bases of presentation of interim consolidated financial statements and accounting criteria applied (continued)

2.2           Basis of preparation of interim consolidated financial statements

Interim and annual consolidated financial statements of Sociedad Química y Minera de Chile S.A. and Subsidiaries, have been prepared in accordance with International Financial Reporting Standards (hereinafter “IFRS”) and represent the comprehensive, explicit and unqualified adoption of these international standards as issued by the International Accounting Standards Board (IASB).

These interim and annual consolidated financial statements reflect fairly the Company’s equity and financial position and the results of its operations, changes in the statement of recognized revenue and expenses and cash flows, which have occurred during the periods then ended.

IFRS establish certain alternatives for their application. Those applied by the Company and its subsidiaries are included in detail in this Note.

The accounting policies used in the preparation of these consolidated interim and annual accounts comply with each IFRS in force at their date of presentation.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 2 - Bases of presentation of interim consolidated financial statements and accounting criteria applied (continued)

a)	Accounting pronouncements

As of the date of these interim consolidated financial statements, the following accounting pronouncements have been issued by the IASB but their application was not mandatory and were not used by the Company:

	New standard	Mandatory application by:
IFRS 9	Financial instruments	January 1, 2013

IFRS 9 “Financial instruments”
This standard introduces new requirements for the classification and measurement of financial assets, allowing its early adoption. It requires that all financial assets be classified in their entirety based on the entity’s business model for the management of financial assets and the characteristics of financial assets contractual cash flows.  The financial assets under this standard are measured wither at amortized cost or at fair value. Solely those financial assets which are classified as measured at amortized cost should be tested for impairment. Its application is effective for the interim periods beginning on or after January 1, 2013; early adoption is allowed for 2010 financial statements.

	Improvements and Amendments	Compulsory application by:
IFRS 7	Financial Instruments: Disclosures	July 1, 2011
IAS 12	Income Taxes	January 1, 2012

IFRS 7 “Financial Instruments: Disclosures”

Amendments to IFRS 7 issued in October 2010 by the IASB include certain clarifications to disclosures in the financial statements, mainly with respect to the nature and scope of risks arising from the financial statements, as well as in respect to the interaction between quantitative and qualitative disclosures. Its application is mandatory beginning on January 1, 2011.

IAS 12 – Income Taxes

On December 20, 2010, the IASB issued the document “Income tax_ recovery of Underlying Assets (amendment to IAS 12)” which regulates the determination of deferred tax of entities using the fair value as valuation model for Investment property in accordance with IAS 40 Investment Property. In addition, the new regulation includes SIC-21 “Income Taxes – Non-depreciable Assets” in the body of IAS 12. Entities are obliged to apply the amendments in the interim years which begin on January 1, 2012.

The Company’s Management believes the adoption of standards, amendments and interpretations referred to above, are under assessment and it is believed that they will have no significant impact on the Company’s interim consolidated financial statements.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 2 - Bases of presentation of interim consolidated financial statements and accounting criteria applied (continued)

2.3 Transactions in foreign currency

(a)	Functional and presentation currency

The Company’s interim and annual consolidated financial statements are presented in United States dollars, which is the Company’s functional and presentation currency and is the currency of the main economic environment in which it operates.

Consequently, the term foreign currency is defined as any currency other than U.S. dollar.

The interim and annual consolidated financial statements are presented in thousands of U.S. dollars with no decimals.

The conversion of the financial statements of foreign companies with functional currency other than U.S. dollar is performed as follows:

-	Assets and liabilities using the exchange rate in force at the closing date of the interim consolidated financial statements.
-	Profit or loss account items using the average exchange rate for the period.
-	Net equity is maintained at the historical exchange rate at the acquisition date.

Foreign currency translation differences which are generated in the conversion of the financial statements are recorded under “Translation differences” in Net equity.

(b)	Basis of translation

Domestic subsidiaries:

Assets and liabilities in Chilean pesos and other currencies other than the functional currency (U.S. dollars) as of March 31, 2011 and December 31, 2010 have been converted to U.S. dollars at the exchange rates prevailing at those dates (the related amounts in Chilean pesos were translated at the exchange rate of Ch$ 479.46 per US$1.00 as of March 31, 2011 and Ch$468.01 per US$1.00 as of December 31, 2010.

Amounts denominated in UF – a peso-denominated, inflation-indexed monetary unit) used to convert to Chilean pesos (U.S. dollars) the assets and liabilities expressed at that inflation-linked unit as of March 31, 2011 amounted to Ch$21,578.26 (US$45.01) per UF 1.00 and Ch$21,455.55 (US$45.84) per UF 1.00 as of December 31, 2010.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 2 - Bases of presentation of interim consolidated financial statements and accounting criteria applied (continued)

Foreign subsidiaries:

The exchange rates used to translate monetary asset and liabilities, expressed in foreign currency as of the closing date of each period in respect of U.S. dollars, were as follows:

	03/31/2011	12/31/2010
	US$	US$

Brazilian real	1.63	1.66
New Peruvian sol	2.80	2.81
Argentine peso	4.07	3.98
Japanese yen	83.15	81.49
Euro	0.70	0.75
Mexican peso	11.92	12.38
Australian dollar	1.03	1.01
Pound sterling	0.62	0.64
South African rand	6.79	6.63
Dollar (Ecuador)	1.00	1.00
Chilean peso	479.46	468.01
UF	45.01	45.84

(c)	Transactions and balances

All differences are recorded with a charge or credit to profit loss for the period except for all the monetary items from an effective hedge of an investment abroad.  These differences are recognized in comprehensive income (Equity) up to the disposal of the net investment, a time at which the effects accumulated in equity are recognized in profit or loss for the period. Deferred taxes associated with foreign currency translation differences resulting from these items are also recorded in comprehensive income (Equity) as applicable.

Non-monetary items which are stated at historical cost are translated using the historical exchange rate of the initial transaction.  Non-monetary items are converted using the exchange rate as of the current date when fair value is determined.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 2 - Bases of presentation of interim consolidated financial statements and accounting criteria applied (continued)

(d)	Group entities

The profit or loss, assets and liabilities of all those entities with a currency other than the presentation currency are converted to the presentation currency as follows:

-	Assets and liabilities are converted at the closing date exchange rate on the date of the statement of financial position.
-	Revenue and expenses in each profit or loss account are converted at average exchange rates.
-	All resulting foreign currency exchange differences are recognized as a component separate in foreign currency translation difference reserves.

In consolidation, foreign currency exchange differences which arise from the conversion of a net investment in foreign entities are recorded in net equity (other reserves). At the disposal date, these exchange differences are recognized in the statement of comprehensive income as part of the loss or gain from the sale.

2.4  Basis of Consolidation

(a)	Subsidiaries

Subsidiaries are all those entities on which Sociedad Química y Minera de Chile S.A. has the control to lead the financial and operating policies, which, in general, is accompanied by participation greater than half the voting rights. Subsidiaries are consolidated from the date in which control is transferred to the Company and are excluded from consolidation on the date in which this control ceases to exist.  The subsidiaries apply the same policies applied by its Parent.

In order to recognize the acquisition of an investment, the Company uses the acquisition method. Under this method, the acquisition cost is the fair value of assets delivered, of equity instruments issued and of liabilities incurred or assumed at the exchange date plus costs directly attributable to acquisition. Identifiable assets acquired and identifiable liabilities and contingencies assumed in a business combination are initially stated at their fair value at the acquisition date.  For each business combination the Company will measure non-controlling of the acquiree either at its fair value or as a proportional amount of the acquiree’s identifiable net assets.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 2 - Bases of presentation of interim consolidated financial statements and accounting criteria applied (continued)

Companies included in consolidation:

				Ownership interest
Taxpayer ID	Foreign subsidiaries	Country of origin	Functional currency	Direct	03/31/2011 Indirect	Total	12/31/2010 Total
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	USD	0.0000	100.0000	100.0000	100.0000
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	USD	0.0000	100.0000	100.0000	100.0000
Foreign	SQM North America Corp.	USA	USD	40.0000	60.0000	100.0000	100.0000
Foreign	SQM Europe N.V.	Belgium	USD	0.8600	99.1400	100.0000	100.0000
Foreign	Soquimich S.R.L. Argentina	Argentina	USD	0.0000	100.0000	100.0000	100.0000
Foreign	Soquimich European Holding B.V.	The Netherlands	USD	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Corporation N.V.	Dutch Antilles	USD	0.0002	99.9998	100.0000	100.0000
Foreign	SQI Corporation N.V.	Dutch Antilles	USD	0.0159	99.9841	100.0000	100.0000
Foreign	SQM Comercial De Mexico S.A. De C.V.	Mexico	USD	1.0000	99.0000	100.0000	100.0000
Foreign	North American Trading Company	USA	USD	0.0000	100.0000	100.0000	100.0000
Foreign	Administración Y Servicios Santiago S.A. De C.V.	Mexico	USD	0.0200	99.9800	100.0000	100.0000
Foreign	SQM Peru S.A.	Peru	USD	0.9800	99.0200	100.0000	100.0000
Foreign	SQM Ecuador S.A.	Ecuador	USD	0.0040	99.9960	100.0000	100.0000
Foreign	SQM Nitratos Mexico S.A. De C.V.	Mexico	USD	0.0000	51.0000	51.0000	51.0000
Foreign	SQMC Holding Corporation L.L.P.	USA.	USD	0.1000	99.9000	100.0000	100.0000
Foreign	SQM Investment Corporation N.V.	Dutch Antilles	USD	1.0000	99.0000	100.0000	100.0000
Foreign	SQM Brasil Limitada	Brazil	USD	3.0100	96.9900	100.0000	100.0000
Foreign	SQM France S.A.	France	USD	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Japan Co. Ltd.	Japan	USD	1.0000	99.0000	100.0000	100.0000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	USD	1.6700	98.3300	100.0000	100.0000
Foreign	SQM Oceania Pty Limited	Australia	USD	0.0000	100.0000	100.0000	100.0000
Foreign	Rs Agro-Chemical Trading A.V.V.	Aruba	USD	98.3300	1.6700	100.0000	100.0000
Foreign	SQM Indonesia	Indonesia	USD	0.0000	80.0000	80.0000	80.0000
Foreign	SQM Virginia L.L.C.	USA	USD	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Venezuela S.A.	Venezuela	USD	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Italia SRL	Italy	USD	0.0000	100.0000	100.0000	100.0000
Foreign	Comercial Caiman Internacional S.A.	Cayman Islands	USD	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Africa Pty.	South Africa	USD	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Lithium Specialties LLC	USA	USD	0.0000	100.0000	100.0000	100.0000
Foreign	Fertilizantes Naturales S.A.	Spain	USD	0.0000	66.6700	66.6700	66.6700
Foreign	Iodine Minera B.V.	The Netherlands	USD	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Agro India Pvt. Ltd.	India	USD	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Beijin Comercial Ltd.	China	USD	0.0000	100.0000	100.0000	100.0000

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 2 - Bases of presentation of interim consolidated financial statements and accounting criteria applied (continued)

Companies included in consolidation:

				Ownership interest
Taxpayer ID	Domestic subsidiaries	Country of origin	Functional currency	Direct	03/31/2010 Indirect	Total	12/31/2010 Total
96.801.610-5	Comercial Hydro S.A.	Chile	Ch$	0.0000	60.6382	60.6382	60.6382
96.651.060-9	SQM Potasio S.A.	Chile	USD	99.9974	0.0000	99.9974	99.9974
96.592.190-7	SQM Nitratos S.A.	Chile	USD	99.9999	0.0001	100.0000	100.0000
96.592180-K	Ajay SQM Chile S.A.	Chile	USD	51.0000	0.0000	51.0000	51.0000
86.630.200-6	SQMC Internacional Ltda.	Chile	Ch$	0.0000	60.6382	60.6382	60.6382
79.947.100-0	SQM Industrial S.A.	Chile	USD	99.9954	0.0046	100.0000	100.0000
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Ch$	1.0000	99.0000	100.0000	100.0000
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Ch$	1.0000	99.0000	100.0000	100.0000
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	USD	0.0003	99.9997	100.0000	100.0000
79.768.170-9	Soquimich Comercial S.A.	Chile	USD	0.0000	60.6383	60.6383	60.6383
79.626.800-K	SQM Salar S.A.	Chile	USD	18.1800	81.8200	100.0000	100.0000
78.602.530-3	Minera Nueva Victoria S.A.	Chile	USD	99.0000	1.0000	100.0000	100.0000
78.053.910-0	Proinsa Ltda.	Chile	Ch$	0.0000	60.5800	60.5800	60.5800
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Ch$	0.0000	100.0000	100.0000	100.0000
76.425.380-9	Exploraciones Mineras S.A.	Chile	USD	0.0100	99.9900	100.0000	100.0000
76.064.419-6	Agrorama Callegari Ltda. (*)	Chile	Ch$	0.0000	42.4468	42.4468	42.4468

(*) Agrorama Callegari Ltda. was consolidated given that the Company has the control through the subsidiary Soquimich Comercial S.A

Subsidiaries are consolidated using the line-by-line method adding the items that represent assets, liabilities, revenue and expenses with similar content eliminating the related intragroup transactions.

The results from dependant companies acquired or disposed of during the year are included in consolidated income statement accounts from the effective date of acquisition or up to the effective date of disposal, as applicable.

Interest of minority partners or shareholders (non-controlling interest) represents the part which can be assigned to them of own funds and results as of March 31, 2011 and December 31, 2010 of those companies which are consolidated using the line-by-line method and are presented as “non-controlling interest” in net equity in the attached consolidated statement of financial position and under the line “Gain (loss) attributable to non-controlling interest in the Group’s attached consolidated statement of income.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 2 - Bases of presentation of interim consolidated financial statements and accounting criteria applied (continued)

2.5	Responsibility for the information and estimates made

The information contained in these interim consolidated financial statements is the responsibility of the Company’s management who expressly indicate that it has applied all the principles and criteria included in IFRS issued by the International Accounting Standard Board (IASB.)
In the Company’s interim consolidated financial statements judgments and estimates have been made by management to quantify certain assets, liabilities. Income, expenses and commitments recorded therein. Basically these estimates refer to the following:

-	The useful lives of material and intangible assets and their residual values.
-	Impairment losses of certain assets, including trade receivables.
-	Hypotheses used for the actuarial calculation of commitments related to pensions and staff severance indemnities.
-	Provisions for commitments acquired with third parties and contingent liabilities.
-
Accrued expenses based on technical studies which cover the different variables which affect products in stock (density. humidity. among others) and allowances on slow-moving spare parts in inventories.

-	Future costs for the closure of mining facilities.
-	The determination of fair value of certain financial and non-financial assets and derivative instruments.
-	The determination and allocation of fair values in business combinations.

Although these estimates have been made considering the best possible information available on the date of preparation of these interim financial statements it is possible that events which may occur in the future obligate their modification (increases or decreases) in the next few years, which would be performed prospectively, recognizing the effects of change in estimates on the respective future interim consolidated financial statements.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 2 - Bases of presentation of interim consolidated financial statements and accounting criteria applied (continued)

2.6	Financial information by operating segment

IFRS 8 requires that companies adopt “the management approach” to disclose information on the result of its operating segments. In general, this is the information that management uses internally for the evaluation of segment performance and making the decision on how to allocate resources for this purpose.

A business segment is a group of assets and operations responsible for providing products or services subject to risks and performance different that those of other business segments. A geographical segment is responsible for providing products or services in a given economic environment subject to risks and performance different that those of other segments which operate in other economic environments.

For assets and liabilities the assignment to each segment is not possible given that these are associated to more than one segment.

Accordingly, the following business segments have been identified for the Company:

-	Specialty plant nutrients
-	Industrial chemicals
-	Iodine and derivatives
-	Lithium and derivatives
-	Potassium
-	Other products and services

2.7	Property, plant and equipment

Tangible fixed assets are stated at acquisition cost, net of the related accumulated amortization and impairment losses which they have experienced.

In addition to the price paid for the acquisition of tangible fixed assets, the Company has considered the following concepts as part of the acquisition cost, as applicable:

1.
Accrued financial expenses during the construction period which are directly attributable to the acquisition, construction or production of qualifying assets, which are those that require a substantial period prior to being ready for use.  The interest rate used is that related to the project’s specific financing or, should this not exist, the average financing rate of the investor company. The amount capitalized for this concept was ThUS$5,233 as of March 31, 2011 and ThUS$25,947 as of December 31, 2010.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 2 - Bases of presentation of interim consolidated financial statements and accounting criteria applied (continued)

2	The present value of future costs to which the Company will have to experience related to the closure of its facilities, are included in the asset's value at restated cost.

Work-in-progress is transferred to property, plant and equipment in operation once they are available for use beginning the related amortization on that date.

Extension, modernization or improvement costs which represent an increase in productivity, ability or efficiency or an extension of the useful lives of property, plant and equipment are capitalized as a higher cost of the related assets. All the remaining maintenance, preservation and repair expenses are charged to income as cost of the year in which they are incurred.

The replacement of full assets which increase the asset’s useful life or its economic capacity, are recorded as a higher value of property, plant and equipment with the related derecognition of replaced or renewed elements.

Based on the impairment analysis conducted by the Company’s management has been considered that the carrying value of assets do not exceed the net recoverable value of these assets.

Property, plant and equipment, net in the case of their residual value, are amortized through the straight-line distribution of cost among the estimated technical useful lives which constitute the period in which the Company expects to use them. When portions of a property, plant and equipment item have different useful lives, these are recorded as separate items. The useful life is reviewed on a regular basis (annually).

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 2 - Bases of presentation of interim consolidated financial statements and accounting criteria applied (continued)

The useful lives used for the depreciation of assets included in property, plant and equipment are presented below.

Classes of property, plant and equipment	Life or Minimum rate	Life or Maximum rate

Life or rate for buildings	3	60
Life or rate for plant and equipment	3	35
Life or rate for information technology equipment	3	10
Life or rate for fixtures and accessories	3	35
Life or rate for motor vehicles	5	10
Life or rate for other property, plant and equipment	2	30

The gains or losses which are generated in the sale or disposal of property, plant and equipment are recognized as income for the period and calculated as the difference between the asset’s sales value and its net carrying value.

The Company obtains property rights and mining concessions from the Chilean State. Property rights are obtained usually without any initial cost (other than the payment of mining licenses and minor registration expenses) and when rights are obtained on these concessions, the Company retains them while it pays the related interim licenses. Such license fees, which are paid on an annually, are recorded as prepaid assets and amortized over the following twelve months. Amounts attributable to mining concessions acquired from third parties, which are not from the Chilean State are recorded at their acquisition cost in property, plant and equipment.

Costs arising from daily maintenance activities of property, plant and equipment are recognized in profit or loss as and when incurred.

2.8	Investment properties

The Company recognizes as investment properties the net values of land, buildings and other constructions which are held to exploit them under lease agreements or to obtain proceeds from their sale as a result of those increases which are generated in the future in the respective market prices. These assets are not used in the activities and are not destined for own use.

They are initially stated at their acquisition cost, which includes the acquisition price or production cost plus directly assignable expenses. Subsequently, investment properties are stated at their acquisition cost less accumulated depreciation and the possible accumulated provisions for value impairment.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 2 - Bases of presentation of interim consolidated financial statements and accounting criteria applied (continued)

2.9	Inventories

The Company states inventories for the lower of cost and net realizable value. The cost price of finished products and products in progress includes direct costs of materials and; as applicable, labor costs, indirect costs incurred to transform raw materials into finished products and general expenses incurred in carrying inventories to their current location and conditions. The method used to determine the cost of inventories is weighted average cost.

The net realizable value represents the estimate of the sales price less all finishing estimated costs and costs which will be incurred in commercialization, sales and distribution processes.

Commercial discounts, rebates obtained and other similar entries are deducted in the determination of the acquisition price.

The Company conducts an evaluation of the net realizable value of inventories at the end of each year recording an estimate with a charge to income when these are overstated. When the circumstances, which previously caused the rebate ceased to exist, or when there is clear evidence of an increase in the net realizable value due to a change in the economic circumstances or prices of main raw materials, the estimate made previously is modified.

The valuation of obsolete, impaired or slow-moving products relates to their net estimated net realizable value.

Provisions on the Company's inventories have been made based on a technical study which covers the different variables which affect products in stock (density, humidity, among others.)

Raw materials, supplies and materials are recorded at the lower of acquisition cost or market value. Acquisition cost is calculated according to the annual average price method.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 2 - Bases of presentation of interim consolidated financial statements and accounting criteria applied (continued)

2.10	Trade and other receivables

Trade and other receivables relate to non-derivative financial assets with fixed payments which can be determined and are not quoted in any active market.  These arise from sales operations involving the products and/or services which the Company commercializes directly to its customers with no intention of negotiating the account receivable and are not within the following categories:

•      Those which the Company has the intention of selling immediately in the near future and which are held-for-sale.

•      Those designated at their initial recognition as available-for-sale..

•      Those which do not allow that the holder recovers substantially all its initial investment due to circumstances other than credit impairment, which will be classified as available-for-sale.

These assets are initially recognized at their fair value (which is equivalent to their face value, discounting implicit interest for installment sales) and subsequently at amortized cost according to the effective interest rate method less a provision for impairment loss.   An allowance for impairment loss is established for trade receivables when there is objective evidence that the Company will not be able to collect all the amounts which are owed to it according to the original terms of receivables.

Embedded interest in installment sales is recognized as financial income when interest is accrued over the term of the operation.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 2 - Bases of presentation of interim consolidated financial statements and accounting criteria applied (continued)

2.11	Revenue recognition

Revenue includes the fair value of considerations received or receivable or the sale of goods and services during performance of the Company's activities. Revenue is presented net of value added tax, returns, rebates and discounts and after the elimination of sales among subsidiaries.

Revenue is recognized when its amount can be stated reliably, it is possible that the future economic rewards flow to the entity and the specific conditions for each type of activity -related revenue are complied with, as follows:

(a)	Sale of goods

Sales of goods are recognized when the Company has delivered products to the customer, the customer has total discretion on the distribution channel and the price at which products are sold and there is no obligation pending compliance which may affect the acceptance of products by the customer. The delivery does not occur until products have been shipped to the customer or confirmed as received by customers when the related risks of obsolescence and loss have been transferred to the customer and the customer has accepted products in accordance with the conditions established in the sale, the acceptance period has ended or there is objective evidence that those criteria required for acceptance have been met.

Sales are recognized in consideration of the price set in the sales agreement, net of volume discounts and estimated returns at the date of the sale. Volume discounts are evaluated in consideration of interim foreseen purchases and in accordance with the criteria defined in agreements.

(b)	Sales of services

Revenue associated with the provision of services is recognized considering the degree of completion of the service at the date of presentation of the Statement of financial position provided that the result from the transaction can be estimated reliably.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 2 - Bases of presentation of interim consolidated financial statements and accounting criteria applied (continued)

(c)	Interest income

Income is recognized as and when interest is accrued in consideration of the principal which is pending payment using the effective interest rate method.

(d)	Income from royalties

Income from royalties is recognized based on the accrual in accordance with the economic substance of the related agreements.

(e)	Income from dividends

Income from dividends is recognized when the right to receive the payment is established.

2.12	Investments recognized using the equity method

Interest in companies in which control is exercised together with another company (joint venture) or in which the Company has significant influence (associated companies) are recorded using the equity method. Significant influence is assumed to exist when the Company has interest exceeding 20% of the investee's equity.

Under this method, the investment is recognized in the statement of financial position at cost plus changes subsequent to the acquisition in an amount proportional to the net associated company’s equity using the ownership interest in the associate.  The associated goodwill is included at the carrying value of the investee and it is not subject to amortization. The debit or credit to profit or loss reflects the proportional amount in the associated company's results.

Unrealized gains for transactions with affiliates or associates are eliminated considering the equity interest by the Company in them.  Unrealized losses are also eliminated except if the transaction provides evidence of impairment loss of the asset transferred.

Changes in equity of the associates are recognized proportionally with a debit or credit to “Other reserves” and classified according to their origin.

The associate’s and the Company’s reporting dates and policies are similar for equivalent transactions and events under similar circumstances.

In the event that significant influence is lost or the investment is sold or is available-for-sale, the equity value method is discontinued suspending the recognition of proportional results.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 2 - Bases of presentation of interim consolidated financial statements and accounting criteria applied (continued)

If the resulting amount according to the equity method were negative, interest is reflected as zero in the interim consolidated financial statements unless the Company commits to resolve its equity position.  In this case, the respective provision for risks and expenses is recorded.

Dividends received in these companies are recorded reducing the equity value and proportional profit or loss recognized in conformity with their interest, are included in the consolidated profit or loss under the caption “Equity gain (loss) in companies and joint ventures using the equity method.”

2.13	Income tax and deferred taxes

Income tax expense for the year is determined as the addition of current tax from the different companies resulting from the application of the type of local tax on the taxable income for each of them. Differences between the book value of assets and liabilities and their tax basis generate the balance of deferred tax assets or liabilities which are calculated using the tax rates which are expected to be applicable when assets and liabilities are realized.

In conformity with current Chilean tax regulations, the provision for corporate income tax and taxes for the mining activity is recognized on an accrual basis presenting the net balances of accumulated monthly tax provisional payments for the fiscal period and credits associated with it. The balances of these accounts are presented in Current tax assets or liabilities, as applicable.

Tax on companies and variations on deferred tax assets or liabilities which are not the result of business combinations are recorded in profit or loss statement accounts or net equity accounts in the Consolidated Statement of Financial Position considering the origin of the gains or losses which have generated them.

At the end of each reporting period, the carrying value of deferred tax assets is reviewed and reduced as long as it is possible that there is no sufficient taxable income to allow the recovery of all or a portion of the deferred tax asset.  Likewise, at the date of the statement of financial position deferred tax assets not recognized are revalued and recognized as long as it has become possible that future taxable income will allow the recovery of the deferred tax asset.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 2 - Bases of presentation of interim consolidated financial statements and accounting criteria applied (continued)

With respect to temporary differences deductible associated with investments in subsidiaries, associated companies and interest in joint ventures, deferred tax assets are recognized solely provided that there is a possibility that temporary differences are reversed in the near future and that there will be taxable income with which they may be used.

The deferred income tax related to entries directly recognized in equity is recognized with an effect on equity and not with an effect on profit or loss.

Deferred tax assets and liabilities are offset if there is a right legally receivable of offsetting tax assets against tax liabilities and the deferred tax is related to the same tax entity and authority.

2.14	Earnings per share

The net benefit per share is calculated as the ratio between the net benefit for the period attributable to the Parent Company and the weighted average number of common shares of the Parent Company in circulation during this period.

The Company has not conducted any type of operation of potential diluted effect which assumes a diluted benefit per share other than the basic benefit per share.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 2 - Bases of presentation of interim consolidated financial statements and accounting criteria applied (continued)

2.15	Non-financial asset value impairment

Assets subject to amortization are subject to test for impairment provided that an event or change in the circumstances indicates that the amounts in the accounting records may not be recoverable. An impairment loss is recognized for the excess of amount in books of the asset over its recoverable amount.

The recoverable amount of an asset is the higher between the fair value of an asset or cash generating unit (“CGU”) less costs of sales and its value in use and is determined for an individual asset unless the asset does not generate any cash inflows which are clearly independent from other assets or groups of assets.

When the carrying value of an asset exceeds its recoverable amount the asset is considered an impaired asset and is reduced to its net recoverable amount.

In evaluating value in use, estimated future cash flows are discounted using a discount rate before taxes which reflects current market evaluation on the time value of money and specific asset risks.

An appropriate valuation model is used to determine the fair value less selling costs.  These calculations are confirmed by valuation multiples, quoted share prices for subsidiaries quoted publicly or other available fair value indicators.

Impairment losses from continuing operations are recognized with a debit to profit or loss in the categories of expenses associated with the impaired asset function, except for properties reevaluated previously where the revaluation was taken to equity. In this case impairment is also recognized with a debit to equity up to the amount of any previous revaluation.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 2 - Bases of presentation of interim consolidated financial statements and accounting criteria applied (continued)

For assets other than the goodwill acquired, an annual evaluation is conducted of whether there are impairment loss indicators recognized previously which might have already ceased to exist or decreased. The recoverable amount is estimated if such indicators exist.  An impairment loss previously recognized is reversed only if there have been changes in estimates used to determine the asset’s recoverable amount from the last time in which an impairment loss was recognized. If this is the case, the carrying value of the asset is increased to its recoverable amount. This increased amount cannot exceed the carrying value which would have been determined net of depreciation if an asset impairment loss would have not been recognized in prior years. This reversal is recognized with a credit to profit or loss unless an asset is recorded at the revaluated amount.  Should this be the case, the reversal is treated as an increase in revaluation.

2.16 Financial assets

SQM S.A. and subsidiaries classify their financial statements under the following categories: at fair value through profit or loss, loans and receivables, financial assets held-to-maturity and financial assets available-for-sale. The classification depends on the purpose with which financial assets were acquired. Management determines the classification of its financial assets at the time of initial recognition.

At each reporting date, the Company assesses whether there is objective evidence that an asset or group of financial assets is impaired or has been impaired.  An asset or group of financial assets is impaired if and only if, there is objective evidence of impairment as a result of one or more events occurred after the initial recognition of the asset or group of assets.  The recognition of impairment necessitates that the loss event has an impact on the estimate of the future cash flows from the asset or group of financial assets.

(a)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if it is acquired mainly with the purpose of being sold in the short-term. Derivatives are also classified as acquired for trading unless they are designated as hedge accounting. Assets under this category are classified as current assets and variations generated in fair value are directly recognized in profit or loss.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 2 - Bases of presentation of interim consolidated financial statements and accounting criteria applied (continued)

(b)	Loans and receivables

Loans and accounts receivable are non-derivative financial assets with fixed payments or payments which can be determined and are not quoted in any active market. These are included in current assets, except for those with expiration dates which exceed 12 months from the closing date which are classified as non-current assets. Loans and receivables are included under the caption “Trade and other receivables” in the Statement of financial position and are stated at amortized cost.  The subsequent measurement at amortized cost I used for its calculation the effective interest rate less impairment.

(c)	Financial assets held-to-maturity

Financial assets held-to-maturity are non-derivative financial assets with fixed payments or payments which can be determined and fixed expiration dates which management has the positive intention and ability of holding to maturity. If an amount which was not insignificant of financial assets held to maturity was sold, the full category would be reclassified as available for sale. Assets in this category are stated at amortized cost.

(d)	Financial assets available for sale

Financial assets available for sale are non-derivative instruments which are designated in this category or are not classified in any of the other categories. They are included in non-current assets unless the Company intends to dispose of the investment in the 12 months following the closing date. These assets are stated at fair value recognizing under other reserves those variations in fair value, if any.

2.17 Financial liabilities

The Company classifies its financial liabilities under the following categories: at fair value through profit or loss, trade payables, interest-bearing loans or derivatives designated as hedging instruments.

The Company’s management determines the classification of its financial liabilities at the time of initial recognition.

Financial debt obligations are recorded at nominal amount as non-current when its expiration term exceeds twelve months and as current when it is lower than that term.  Interest expenses are computed in the year in which they are accrued following a financial criterion.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 2 - Bases of presentation of interim consolidated financial statements and accounting criteria applied (continued)

In conformity with IAS 32 and IAS 39, borrowing costs are recorded in the attached Consolidated Statement of Financial Position discounting the associated debt and are debited to profit or loss for the year in the same term that the debt using the effective interest rate method.

Financial liabilities are derecognized when the obligation is repaid, settled or it expires.

(a)	Financial liabilities at fair value through profit or loss

Financial liabilities are classified at fair value when these are held for trading or designated in their initial recognition at fair value through profit or loss. This category includes derivative instruments not designated for hedge accounting.

(b)	Trade payables

Trade payables to suppliers are subsequently stated at their amortized cost using the effective interest rate method.

(c)	Interest-bearing loans

Loans are subsequently stated at amortized cost using the effective interest rate method. Amortized cost is calculated considering any premium or discount from the acquisition and includes costs of transactions which are an integral part of the effective interest rate.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 2 - Bases of presentation of interim consolidated financial statements and accounting criteria applied (continued)

2.18 The Environment

In general, the Group companies follow the criterion of considering amounts destined to environmental protection and improvement as environmental expenses. However, amounts of elements included in facilities, machinery and equipment destined to the same purpose are considered property, plant and equipment as the case may be.

2.19 Minimum Dividend

As required by the Shareholders’ Company Act unless otherwise decided by the shareholders through unanimous vote of the holders of those shares issued and subscribed, a public shareholders’ company must distribute a minimum dividend of 30% of its profit for the period, except in the event that the Company has losses not absorbed in prior years.

2.20 Consolidated statement of cash flows

Cash equivalents relate to short-term highly liquid investments which are readily convertible into known amounts of cash are subject to low risk of change in their value and expire in less than three months from the date of acquisition of the instrument.

For the purposes of the preparation of the statement of cash flows, cash has been defined as cash and cash equivalents as defined above.

The statement of cash flows includes cash movements performed during the year determined by the indirect method.

In these statements of cash flows, the following expressions are used in the sense which is shown as follows:

-	Cash flows: cash and financial asset equivalent inflows and outflows understanding as such those short-term highly-liquid investments with low risk of change in their value.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011
Note 2 - Bases of presentation of interim consolidated financial statements and accounting criteria applied (continued)

-	Operating activities: common activities related to the operation of the Group’s business as well as other activities which cannot be classified as investing or financing activities.

-	Investing activities: investing activities relate to the acquisition, disposition or disposal related to other long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities which generate changes in the size and composition of net equity and of liabilities which are not part of operating activities.

2.21	Obligations related to staff severance indemnities and pension commitments

Obligations with the Company’s employees are in accordance with that established in the collective bargaining agreements in force formalized through collective employment agreements and individual employment contracts, except for the United States, which is regulated by employment pensions plans.

These obligations are valued using the actuarial calculation, which considers such hypotheses as the mortality rate, employee turnover, interest rates, retirement dates, effects related to increases in employees‘ salaries, as well as the effects on variations in services derived from variations in the inflation rate.

Actuarial losses and gains which may be generated by variations in previously defined obligations are directly recorded in profit or loss.

Actuarial losses and gains have their origin in deviations between the estimate and the actual behavior of actuarial hypotheses or in the reformulation of those actuarial hypotheses established.

The discount rate used by the Company for the calculation of the obligation was 6% for the periods ended as of March 31, 2011 and December 31, 2010.

Our subsidiary SQM North America has established with its employees pensions plans for retired employees, which are calculated measuring the forecasted liability for expected future severance indemnities using the salary progression rate net of adjustments for inflation, mortality and turnover assumptions discounting the amount resulting at the present value using an interest rate of 6.5% for 2010 and 2009.  The net balance of this liability is presented under non-current provisions for employee benefits.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 2 - Bases of presentation of interim consolidated financial statements and accounting criteria applied (continued)

2.22 Financial derivatives and hedging transactions

Derivatives are recognized initially at fair value at the date in which the derivatives contract has been signed and subsequently they are valued again at fair value.  The method for recognizing the resulting loss or gain depends on whether the derivative has been designated as an accounting hedging instrument and, if so, depends on the type of hedging performed by the Company, which may be as follows:

(a)	Fair value hedge of assets and liabilities recognized (fair value hedges);

(b)	Hedging of a single risk associated with an asset or liability recognized or a highly possible foreseen transaction (cash flow hedge);

At the beginning of the transaction, the Company documents the relationship existing between hedging instruments and those entries hedged, as well as their objectives for risk management purposes and the strategy to conduct different hedging operations.

The Company also documents its evaluation both at the beginning and the end of each period of whether derivatives which are used in hedging transactions are highly effective to offset changes in the fair value or in cash flows of hedged entries.

The fair value of derivative instruments used for hedging purposes is shown in Note 8.3 (Hedging assets.) Movements in the hedging operation reserve are classified as a non-current asset or liability if the remaining expiration period of the hedged entry is higher than 12 months and as a current asset or liability if the remaining expiration period of the entry is lower than 12 months.

Investment derivatives are classified as a current asset or liability and the change in their fair value is recognized directly in profit or loss.

(a)	Fair value hedge

The change in the fair value of a derivative is recognized with a debit or credit to profit or loss, as applicable. The change in the fair value of the hedged entry attributable to hedged risk is recognized as part of the carrying value of the hedged entry and is also recognized with a debit or credit to profit or loss.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 2 - Bases of presentation of interim consolidated financial statements and accounting criteria applied (continued)

For fair value hedging related to items recorded at amortized cost, the adjustment of the fair value is amortized against income on the remaining year to its expiration. Any adjustment to the carrying value of a hedged financial instrument for which effective rate is used is amortized with a debit or credit to profit or loss at its fair value attributable to the risk being covered.

If the hedged entry is derecognized, the fair value not amortized is immediately recognized with a debit or credit to profit or loss.

(b)	Cash flow hedge

The cash portion of gains or losses from the hedging instrument is initially recognized with a debit or credit to other reserves whereas any non-cash portion is immediately recognized with a debit or credit to profit or loss. as applicable.

Amounts taken to equity are transferred to profit or loss when the hedged transaction affects profit for the period as when the hedged finance income or expense is recognized when a forecasted sale occurs. When the hedged entry is the cost of a non-financial asset or liability, amounts recorded in other reserves are transferred to the initial carrying value of the non-financial asset or liability.

Should the expected firm transaction or commitment not longer be expected to occur, the amounts previously recognized in equity are transferred to profit or loss. If a hedging instrument expires is sold, finished, and exercised without any replacement or a rollover is performed or if its designation as hedging is revoked. Amounts previously recognized in other reserves are maintained in equity until the expected firm transaction or commitment occurs.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 2 - Bases of presentation of interim consolidated financial statements and accounting criteria applied (continued)

2.23 Lease

(a)	Leases - Finance lease

Leases are classified as finance leases when the Company has substantially all the risks and rewards derived from the ownership. Finance leases are capitalized at the beginning of the lease at the lower of the fair value of the leased asset or the present value of minimum lease payments.

Each lease payment is distributed between the liability and financial debt to obtain ongoing interest type on the debt pending balance.  The respective lease obligations, net of financial debt, are included in other non-current liabilities. The interest element of finance cost is debited in the statement of comprehensive income during the lease period so that a regular ongoing interest rate is obtained on the remaining balance of the liability for each year. The asset acquired through a finance lease is subject to depreciation over the lower of its useful life or the life of the agreement.

(b)	Lessee – Operating lease

Leases in which the lesser maintains a significant part of risks and rewards derived from the ownership are classified as operating leases. Operating lease payments (net of any incentive received from the lesser) are debited to the statement of comprehensive income or capitalized (as applicable) on a straight-line basis over the lease period.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 2 - Bases of presentation of interim consolidated financial statements and accounting criteria applied (continued)

2.24	Exploration and assessment expenses

Those exploration and assessment expenses associated with mineral reserves which are being exploited are included under Inventories and amortized according to the estimated mineral content reserves. Expenses associated with future reserves are presented under Other non-current non-financial assets as and when minerals included in the future reserve have ore-grade which makes the mining property economically exploitable.

Those expenses incurred on properties in which the product has low ore-grade which is not economically exploitable, are directly debited to profit or loss.

2.25 Other provisions

Provisions are recognized when:
*	The Company has a present obligation as a result of a past event.

*	It is possible that certain resources are used, including benefits, to settle the obligation.

*	A reliable estimate can be made of the obligation amount.

In the event that the provision or a portion of it is reimbursed, the reimbursement is recognized as a separate asset solely if there is certainty of income.

In the statement of comprehensive income, the expense for any provision is presented net of any reimbursement.

Should the effect of the time value of money be significant, provisions are discounted using a discount rate before taxes which reflects the liability’s specific risks.  When a discount rate is used, the increase in the provision over time is recognized as a finance cost.

The Company’s policy is maintaining accruals to cover risks and expenses based on a better estimate to deal with possible or certain and quantifiable responsibilities from litigation in force, compensations or obligations, pending expenses the amount of which has not been determined, collaterals and other similar guarantees for which the Company is responsible. These are recorded at the time in which the responsibility or the obligation which determines the compensation or payment is generated.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 2 - Bases of presentation of interim consolidated financial statements and accounting criteria applied (continued)

The Company determines and recognizes the cost related to employee vacation on an accrual basis.

As a result of this policy, the Company has recorded accruals for:

-	Employee vacation: The Company determines and recognizes the cost related to employee vacation on an accrual basis.

-
Employee benefits agreed with employees other than staff severance indemnities and option plan, which the Company and its subsidiaries will have to pay to its employees by virtue of the agreements entered have been recognized on an accrual basis.

-	Legal expenses related to the estimate of future payments for lawsuits maintained with third parties.

2.26	Compensation Plans

Compensation plans implemented through benefits in share-based payments settled in cash, which have been provided are recognized in the financial statements at their fair value, in accordance with International Financial Reporting Standard No. 2 “Share-based payments.” Variations in the fair value of options granted are recognized with a charge to remuneration on a straight-line basis during the period between the date in which these options are granted and the payment date.  (See Note 16).

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 2 - Bases of presentation of interim consolidated financial statements and accounting criteria applied (continued)

2.27	Good and service insurance expenses

Payments for the different insurance policies which the Company contracts are recognized in expenses considering the proportional amount related to the time that they cover, regardless of payment terms. Amounts paid and not consumed are recognized as prepaid expenses within Current assets.

Costs of claims are recognized in profit or loss immediately after being known, net of the recoverable amounts from Insurance Companies. Recoverable amounts are recorded as an asset reimbursable from the Insurance Company under “Trade and other receivables", calculated as established in the respective insurance policies.

2.28	Intangible Assets

Intangible assets mainly relate to goodwill acquired, water rights, broadcasting rights, trademarks, and rights of way related to electric lines and development expenses, and computer software licenses.

(a)	Goodwill acquired

Goodwill acquired represents the excess in acquisition cost on the fair value of them Company's ownership on the net identifiable assets of the subsidiary on the acquisition date. Goodwill acquired related to acquisitions of subsidiaries is included in intangible assets, which is subject to value impairment tests every time that the Company issues interim consolidated financial statements and is stated at cost plus accumulated impairment losses.  Gains and losses related to the sale of an entity include the carrying value of goodwill related to the entity sold.

This intangible asset is assigned to cash generating units with the purpose of testing impairment losses. It is allocated based on cash generating units which are expected to obtain benefits from the business combination from which the aforementioned goodwill acquired arose.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 2 - Bases of presentation of interim consolidated financial statements and accounting criteria applied (continued)

(b)	Water rights

Water rights acquired by the Company relate to the water from natural sources and are recorded at acquisition cost. Given that these assets represent rights granted on a perpetual basis to the Company, these are not amortized.  However, they are subject to an impairment assessment on an annual basis.

(c)	Right of way for electric lines

As required for the operation of industrial plants, the Company has paid rights of way in order to install wires for the different electric lines in third party land. These rights are presented under Intangible assets. Amounts paid are capitalized at the date of the agreement and charged to income according to the life of the right of way.

(d)	Computer software

Licenses for IT programs acquired are capitalized based on costs which have been incurred to acquire them and prepare them to use the specific program. These costs are amortized over their estimated useful lives.

Expenses related to the development or maintenance of IT programs are recognized as an expense as and when incurred. Costs directly related to the production of unique and identifiable IT programs controlled by the Group and which probably will generate economic benefits which are higher than costs during more than a year, are recognized as intangible assets. Direct costs include expenses incurred for employees who develop IT programs and an adequate percentage of general expenses.

The costs of development of IT programs recognized as assets are amortized over their estimated useful lives.

2.29	Research and development expenses

Research and development expenses are debited to profit or loss in the period in which the disbursement is made except for property, plant and equipment acquired to be used in research and development, which are recognized in accounting under the respective item within property, plant and equipment.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 2 - Bases of presentation of interim consolidated financial statements and accounting criteria applied (continued)

2.30	Classification of balances as current and non-current

In the attached Statement of Financial Position balances are classified in consideration of their remaining expiration dates; i.e., those expiring on a date equal to or lower than twelve months as current and those with expiration dates which exceed the aforementioned period as non-current.

The exception to this relates to deferred taxes as these are classified as non-current regardless of their expiration dates.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 3 – Financial Risk Management

3.1 Risk Management Policy

The Company’s Risk Management Strategy is focused on safeguarding the Company and its subsidiaries’ stability and sustainability with respect to those relevant financial uncertainty components.

The Company’s operations are subject to certain risk factors which may affect its financial position or results.  The most significant among these are market, liquidity, exchange rate, uncollectible and interest rate risks.

There may be additional risks affecting the Company’s trading operations, its business, financial position or results, which are not significant through the present date.

The financial risk management structure includes the identification, determination, analysis, quantification, measurement and control of these events. The Company’s management and, in particular, the Finance Management is responsible for the ongoing evaluation of financial risk.  The Company uses derivatives to hedge a significant portion of these risks.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 3 – Financial Risk Management (continued)

3.2 Risk Factors

3.2.1 Market risk

Market risks relate to those uncertainties associated with variations in market variables affecting the Company's assets and liabilities among which we may highlight the following:

a)
Country Risk: The economic condition of countries where the Company operates may affect its financial position.  For instance, sales by the Company to emerging markets expose it to risks related to economic conditions and trends in those countries.  In addition, inventory levels may also be affected by the economic condition in these countries and/or the global economy, among other possible economic impacts.

b)
Price volatility risk: The Company’s product prices are affected by variations in international prices of fertilizers and chemicals and changes in production capacities or in the demand for these might affect our business, financial condition and results from operations.

c)	Commodity price risk: The Company is exposed to changes in prices of raw materials and energy which may have an impact on its production costs and generate unstable results.

Currently, the Company incurs annual direct expenses of approximately US$ 70 million for fuels, gas and equivalents and approximately US$50 million for direct use of electric energy.  Variations of 10% in the prices of energy required for the Company’s activities may give rise to variations of US$12 million in costs.

3.2.2 Uncollectibility Risk

As evidenced by the last financial crisis, the global economic downturn and its potential negative effects on the financial position of our customers may extend the terms for the payment of accounts receivable. may increase our bad debt exposure.  Although we take steps to minimize risk, this global economic situation may result in losses which might have a material adverse effect on our business, financial condition or results of operations.

In order to mitigate these risks, the Company uses such actions as the use of credit insurance, letters of credit and advance payments for a portion of trade receivables.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 3 – Financial Risk Management (continued)

3.2.3	Exchange rate risk

As a result of the influence in the determination of price levels, its relationship to selling costs and given that a significant portion of the Company’s business is traded in that currency, the Company has defined U.S. dollar as its functional currency. However, the global nature of the Company’s business generates exposure to exchange rates of different currencies with respect to U.S. dollars. Accordingly, the Company maintains hedging agreements to cover its main uncovered positions (net assets from liabilities) in currencies other than U.S. dollar against the variation in the exchange rate and regularly updates these agreements depending on the uncovered position to be hedged in those currencies.

A significant portion of the Company’s costs, especially payroll, relates to Chilean peso.  Accordingly, an increase or decrease in the exchange rate for U.S. dollar would affect the Company’s profit o loss.  Approximately between US$ 350 million and US$370 million of the Company’s costs relate to Chilean pesos which are hedged by operations in derivative instruments covering the unhedged position of balance in this currency.

As of December 31, 2010, the Company had derivative instruments classified as exchange and interest rate hedges associated with all the Company’s obligations related to bonds payable denominated in Chilean pesos and UF, for a fair value of US$97.5 million.  As of March 31, 2011, this balance amounts to US$83.4 millions both in favor of SQM.

As of March 31, 2011, the exchange rate for U.S. dollar was Ch$ 479.46 per US$1.00 and Ch$ 468.01 per US$1.00 as of December 31, 2010.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 3 – Financial Risk Management (continued)

3.2.4  Interest rate risk

Interest rate fluctuations, mainly due to the uncertainty related to the future market behavior may have a material impact on the Company’s financial statements.

The Company has short and current and non-current financial debt valued at LIBOR + a spread. The Company is subject to fluctuations in such a rate as it does not currently have any derivative instruments to hedge variations in the LIBOR rate.

As of March 31, 2011, the Company has approximately 19% of its financial obligations valued at LIBOR rate and therefore, significant increases in this rate might have an impact on its financial condition.  A 100 base point variation on this rate may result in variations in finance costs close to an annual amount of US$ 2.2 million.  However, it is actually significantly offset by the returns from the Company’s investments which are also highly related to the LIBOR rate.

Additionally, as of March 31, 2011, on total financial debt principal, the Company maintains a percentage near 12% expiring in less than 12 months, decreasing its exposure to interest rate variations.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 3 – Financial Risk Management (continued)

3.2.5 Liquidity risk

Liquidity risk is related to the needs for funds to deal with payment obligations. The Company’s objective is maintaining financial flexibility through a comfortable balance between fund requirements and cash flows from normal operating activities, bank loans, public bonds payable, short-term investments and marketable securities, among others.

The Company maintains a significant capital expenditure program which is subject to risks and uncertainties.  Mainly the exploration and exploitation of reserves, mining and processing costs and compliance with applicable standards, require significant capital which are subject to variations throughout time.

In addition, world financial markets are subject to downturn and expansion periods, which cannot be foreseen at long-term and may affect access to financial resources by the Company.

These factors may have a material adverse impact on our business, financial condition and the Company’s results of operations.

Accordingly, conducts an ongoing follow-up of the reconciliation of its investments and as part of its risk management strategy, looks after the expiration dates of both from a conservative perspective.  As of March 31, 2011, the Company had unused credit facilities available for a total of US$637 million and additional credit facilities committed of US$40 million, available should it require any additional fund.

The other cash and cash equivalents position generated by the Company is invested in highly liquid mutual fund units with AAA risk rating.

3.3        Risk Measurement

The Company has methods to measure the effectiveness and efficiency of risk strategies both in prospective and retrospective manner.  These methods are consistent with the Group’s risk management profile.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 4 - Changes in Accounting Estimates and Policies (Uniformity)

4.1       Changes in accounting estimates

There are no changes in accounting estimates at the closing date of the interim consolidated financial statements.

4.2       Changes in Accounting Policies

As of March 31, 2011, the Company’s interim consolidated financial statements presented no changes in accounting policies or estimates compared to the prior period or the transaction date.

The interim consolidated statements of financial position as of March 31, 2011 and December 31, 2010 and the statements of comprehensive income, changes in net equity and cash flows for the period ended as of March 31, 2011 and March 31, 2010 have been prepared in accordance with IFRS and accounting principles and criteria have been applied consistently.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 5 - Cash and Cash Equivalents

5.1        Classes of Cash and Cash Equivalents

As of March 32, 2011 and December 31, 2010, the detail of cash and cash equivalents is as follows:

Cash and cash equivalents	03/31/2011 ThUS$	12/31/2010 ThUS$

Cash on hand	74	83
Bank balances	20,756	24,267
Short-term time deposits	386,850	375,057
Other cash and cash equivalents	156,135	125,245
Cash and cash equivalents	563,815	524,652

5.2 Other cash and cash equivalents

As of March 31, 2010 and December 31, 2010, other cash and cash equivalents relate to mutual fund units (Investment Liquidity Funds) for investments made in:

Institution	03/31/2011 ThUS$	12/31/2010 ThUS$
Legg Mason - Western Asset Institutional Liquid Reserves	60,618	52,576
BlackRock - Institutional cash series PLC	53,002	36,712
JP Morgan US dollar Liquidity Fund Institutional	42,515	35,957
Total	156,135	125,245

Highly liquid mutual fund units that mainly investment in securities with risk rating equivalent to AAA.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 5 - Cash and Cash Equivalents (continued)

5.3 Information on cash and cash equivalents by currency

As of March 31, 2011 and December 31, 2010, cash and cash equivalents in balances of cash on hand, in banks and financial instruments, classified by currency are detailed as follows:

	03/31/2011	12/31/2010
Original currency	ThUS$	ThUS$
Chilean peso (*)	310,385	331,011
U.S. dollar	243,019	176,703
Euro	5,463	6,784
Mexican peso	186	102
South African rand	3,472	8,776
Japanese yen	1,131	1,192
Peruvian sol	51	13
Argentine peso	1	-
Brazilian real	2	21
Chinese yuan	96	40
Indonesian rupiah	5	5
Pound sterling	4	5
Total	563,815	524,652

(*) The Company maintains finance derivative policies which allows it dollarizing these time deposits in Chilean pesos.

5.4 Amount of significant restricted (unavailable) cash balances

Cash on hand and in bank current accounts are resources available and their carrying value is equal to their fair value.

As of March 31, 2011 and December 31, 2010, the Company has no significant cash balances with any type of restriction.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 5 - Cash and Cash Equivalents (continued)

5.5 Detail of time deposits

The detail of cash and cash equivalents in time deposits at each period-end is as follows:

Receiver of the deposit	Type of de Deposit	Original Currency	Interest rate	Placement date	Expiration date	Principal ThUS$	Interest accrued to-date ThUS$	03/31/2011 ThUS$	12/31/2010 ThUS$
Banco Crédito e Inversiones	Fixed term	Ch$	0.36	02/02/2011	05/03/2011	10,070	68	10,138	26,401
Banco Crédito e Inversiones	Fixed term	Ch$	0.40	03/03/2011	06/01/2011	15,074	56	15,130	4,168
Banco Crédito e Inversiones	Fixed term	Ch$	0.40	03/04/2011	06/02/2011	15,100	53	15,153	6,738
Banco Crédito e Inversiones	Fixed term	Ch$	0.41	03/09/2011	06/07/2011	19,796	60	19,856	10,574
Banco Crédito e Inversiones	Fixed term	Ch$	0.43	03/16/2011	06/14/2011	14,380	30	14,410	10,150
Banco Crédito e Inversiones	Fixed term	Ch$	0.44	03/17/2011	06/15/2011	8,802	18	8,820	10,355
Banco Crédito e Inversiones	Fixed term	Ch$	0.44	03/21/2011	06/16/2011	14,913	21	14,934	-
Banco Crédito e Inversiones	Fixed term	Ch$	0.44	03/31/2011	06/29/2011	35,585	-	35,585	-
Banco de Chile	Fixed term	Ch$	0.36	01/18/2011	04/18/2011	15,725	133	15,858	20,781
Banco de Chile	Fixed term	Ch$	0.35	01/19/2011	04/19/2011	7,187	60	7,247	16,056
Banco de Chile	Fixed term	Ch$	0.34	01/25/2011	04/25/2011	20,812	153	20,965	15,832
Banco de Chile	Fixed term	Ch$	0.34	01/26/2011	04/26/2011	15,577	113	15,690	20,962
Banco de Chile	Fixed term	Ch$	0.35	01/26/2011	04/26/2011	20,715	155	20,870	7,271
Banco de Chile	Fixed term	Ch$	0.36	02/17/2011	05/18/2011	9,945	50	9,995	20,306
Banco de Chile	-	-	-	-	-	-	-	-	1,667
Banco Estado	-	-	-	-	-	-	-	-	17,001
Banco Santander-Santiago	Fixed term	Ch$	0.44	03/30/2011	06/28/2011	10,054	1	10,055	10,499
Banco Santander-Santiago	Fixed term	USD	0.30	03/30/2011	04/08/2011	10,203	-	10,203	15,528
Banco Santander-Santiago	Fixed term	USD	1.20	03/28/2011	06/22/2011	20,100	2	20,102	20,897
Banco Santander-Santiago	-	-	-	-	-	-	-	-	31,752
Banco Santander-Santiago	-	-	-	-	-	-	-	-	6,251
Banco Santander-Santiago	-	-	-	-	-	-	-	-	3,200
Banco Santander-Santiago	-	-	-	-	-	-	-	-	20,009
Banco Security	Fixed term	USD	1.40	01/27/2011	04/27/2011	15,061	37	15,098	16,014
Banco Security	-	-	-	-	-	-	-	-	7,017
Citibank New - York	Overnight	USD	0.03	03/31/2011	04/01/2011	310	-	310	557

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 5 - Cash and Cash Equivalents (continued)

5.5 Detail of time deposits (continued)

The detail of cash and cash equivalents in time deposits at each period-end is as follows:

Receiver of the deposit	Type of de Deposit	Original Currency	Interest rate	Placement date	Expiration date	Principal ThUS$	Interest accrued to-date ThUS$	03/31/2011 ThUS$	12/31/2010 ThUS$
Citibank New - York	Overnight	USD	0.03	03/31/2011	04/01/2011	563	-	563	-
Corpbanca	Fixed term	Ch$	0.36	02/08/2011	05/09/2011	3,019	18	3,037	15,556
Corpbanca	Fixed term	Ch$	0.43	03/25/2011	06/23/2011	10,048	9	10,057	5,786
Corpbanca	-	-	-	-	-	-	-	-	4,060
Corpbanca	-	-	-	-	-	-	-	-	8,786
IDBI Bank	Fixed term	Indian rupee	-	03/31/2011	04/30/2011	3	-	3	3
Scotiabank Sud Americano	Fixed term	Ch$	0.34	01/24/2011	04/21/2011	31,327	234	31,561	20,880
Scotiabank Sud Americano	Fixed term	Ch$	0.36	02/01/2011	04/28/2011	25,488	177	25,665	-
Scotiabank Sud Americano	Fixed term	Ch$	0.40	03/31/2011	05/26/2011	5,022	-	5,022	-
Banco BBVA Chile	Fixed term	USD	1.20	03/29/2011	06/24/2011	20,417	1	20,418	-
Banco Itau Chile	Fixed term	USD	1.68	01/20/2011	04/20/2011	10,072	33	10,105	-
Total								386,850	375,057

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 6 - Inventories

The composition of inventories at each period-end is as follows:

Class of inventories	03/31/2011 ThUS$	12/31/2010 ThUS$

Raw materials	7,027	7,120
Supplies for production	23,886	21,398
Products-in-progress	303,425	291,536
Finished products	291,001	285,047
Total	625,339	605,101

Inventory provisions recognized as of March 31, 2011 amount to ThUS$60,899 and as of December 31, 2010 amounted to ThUS$63,597. Provisions have been made based on a technical study which covers the different variables which affect products in stock (density, humidity, among others.) Additionally, provisions have been recognized for goodwill in the sale of products and inventory difference.

As of March 31, 2011, the amount recognized as expense in the statement of comprehensive income is ThUS$223,417 and as of March 31, 2010 is ThUS$200,943.

The breakdown of these provisions is as follows:

Class of inventories	03/31/2011 ThUS$	12/31/2010 ThUS$

Raw materials	1,093	1,093
Supplies for production	-	-
Products-in-progress	37,519	43,115
Finished products	22,287	19,389
Total	60,899	63,597

The Company has not pledged inventories as collateral for the periods indicated above.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 7 – Related Parties: Disclosures

7.1 Disclosures on related parties

Balances pending at year-end are not guaranteed, accrue no interest and are settled in cash. No guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties. For the period ended March 31, 2011, the Group has not recorded any impairment in receivables related to amounts owed by related parties. This evaluation is conducted every year through an examination of the financial position of the related party in the market in which it operates.

7.2  Relationships between the parent company and the entity

According to that provided in the by-laws of SQM S.A., no shareholder can concentrate more than 32% of the Company’s voting right capital.

Sociedad de Inversiones Pampa Calichera S.A. and Global Mining Investments (Chile) S.A. and collectively, the Pampa Group, are the owners of a number of shares which is equivalent to 29.44% as of March 31, 2011 of the current total amount of shares issued, subscribed and paid of SQM S.A. In addition, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A. and La Esperanza Delaware Corporation, collectively Kowa Group, are the owners of a number of shares equivalent to 2.08% of the total amount of shares issued, subscribed and paid of SQM S.A.

The Pampa Group and the Kowa Group have informed SQM S.A., the Chilean SVS and the pertinent stock exchanges in Chile and abroad that they are not and have never been related parties between them. In addition, this is regardless of the fact that both Groups on December 21, 2006 have subscribed a joint venture agreement with respect to those shares. Consequently, the Pampa Group, by itself, does not concentrate more than 32% of voting right capital of SQM S.A. and the Kowa Group does not concentrate by itself more than 32% of voting right capital of SQM S.A.

Likewise, the joint venture agreement has not transformed the Pampa Group and the Kowa Group in related companies between them. The joint venture agreement has only transformed the current controller of SQM S.A. composed of the Pampa Group and the Kowa Group into related parties of SQM S.A.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 7 – Related Parties: Disclosures (continued)

Detail of effective concentration

Taxpayer ID	Company name	Ownership interest %
96.511.530-7	Sociedad de Inversiones Pampa Calichera S.A.	26.10
96.863.960-9	Global Mining Investments (Chile) S.A.	3.34
Total Pampa Group		29.44

79.798.650-k	Inversiones la Esperanza (Chile) Ltda.	1.40
59.046.730-8	Kowa Co Ltd.	0.30
96.518.570-4	Kochi S.A.	0.29
59.023.690-k	La Esperanza Delaware Corporation	0.09
Total Kowa Group		2.08

7.3	Intermediate parent company and companies controlled by SQM S.A. which publicly issue financial statements

The following intermediate parent companies prepare public financial statements:

Soquimich Comercial S.A.

7.4  Detailed identification of the link between the parent company and the subsidiary as of March 31, 2011 and December 31, 2010

	Participation percentage in subsidiary as of March 31, 2011 and December 31, 2010
Subsidiary	Direct %	Indirect %	Total %
Comercial Hydro S.A.	0.0000	60.3820	60.3820
SQM Potasio S.A.	99.9974	0.0000	99.9974
SQM Nitratos S.A.	99.9999	0.0001	100.0000
Ajay SQM Chile S.A.	51.0000	0.0000	51.0000
SQMC Internacional Ltda.	0.0000	60.6382	60.6382
SQM Industrial S.A.	99.9954	0.0046	100.0000
Isapre Norte Grande Ltda.	1.0000	99.0000	100.0000
Almacenes y Depósitos Ltda.	1.0000	99.0000	100.0000
Serv. Integrales de Tránsitos y Transferencias S.A.	0.0003	99.9997	100.0000
Soquimich Comercial S.A.	0.0000	60.6383	60.6383
SQM Salar S.A.	18.1800	81.8200	100.0000
Minera Nueva Victoria S.A.	99.0000	1.0000	100.0000
Proinsa Ltda.	0.0000	60.5800	60.5800
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	0.0000	100.0000	100.0000
Exploraciones Mineras S.A.	0.2691	99.7309	100.0000
Nitratos Naturais Do Chile Ltda.	0.0000	100.0000	100.0000
Nitrate Corporation of Chile Ltd.	0.0000	100.0000	100.0000
SQM North America Corporation.	40.0000	60.0000	100.0000
SQM Europe N.V.	0.8600	99.1400	100.0000
Soquimich SRL Argentina	0.0000	100.0000	100.0000
Soquimich European Holding B.V.	0.0000	100.0000	100.0000
SQM Corporation N.V.	0.0001	99.9999	100.0000
Agrorama Callegari Ltda.	0.0000	42.4468	42.4468

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 7 – Related Parties: Disclosures (continued)

7.4  Detailed identification of the link between the parent company and the subsidiary as of March 31, 2011 and December 31, 2010 (continued)

	Participation percentage in subsidiary as of March 31, 2011 and December 31, 2010
Subsidiary	Direct %	Indirect %	Total %
SQI Corporation N.V.	0.0159	99.9841	100.0000
SQM Comercial de Mexico S.A. de C.V.	1.0000	99.0000	100.0000
North American Trading Co.	0.0000	100.0000	100.0000
Administración y Servicios Santiago S.A. de C.V.	0.0200	99.9800	100.0000
SQM Peru S.A.	0.9800	99.0200	100.0000
SQM Ecuador S.A.	0.0040	99.9960	100.0000
SQM Nitratos Mexico S.A.	0.0000	51.0000	51.0000
SQMC Holding Corporation L.L.P.	0.1000	99.9000	100.0000
SQM Investment Corporation N.V.	1.0000	99.0000	100.0000
SQM Brasil Limitada.	2.7900	97.2100	100.0000
SQM France S.A.	0.0000	100.0000	100.0000
SQM Japan Co Ltd.	1.0000	99.0000	100.0000
Royal Seed Trading A.V.V.	1.6700	98.3300	100.0000
SQM Oceania Pty Limited.	0.0000	100.0000	100.0000
Rs Agro Chemical Trading A.V.V.	98.3300	1.6700	100.0000
SQM Indonesia S.A.	0.0000	80.0000	80 .0000
SQM Virginia L.L.C.	0.0000	100.0000	100.0000
SQM Venezuela S.A.	0.0000	100.0000	100.0000
SQM Italia SRL	0.0000	100.0000	100.0000
Comercial Caiman Internacional S.A.	0.0000	100.0000	100.0000
SQM Africa Pty. Ltd.	0.0000	100.0000	100.0000
SQM Lithium Specialties LLP.	0.0000	100.0000	100.0000
Fertilizantes Naturales S.A.	0.0000	66.6700	66.6700
Iodine Minera B.V.	0.0000	100.0000	100.0000
SQM Agro India Pvt. Ltd.	0.0000	100.0000	100.0000
SQM Beijin Comercial Co. Ltd.	0.0000	100.0000	100.0000

7.5 Detail of related parties and transactions with related parties

Transactions between the Company and its subsidiaries are part of the Company's common transactions. Their conditions are customary to this type of operations in respect to terms and market price. In addition, these have been eliminated in consolidation and are not detailed in this note.

Expiration conditions for each case vary by virtue of the transaction which generated them.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 7 – Related Parties: Disclosures (continued)

7.5 Detail of related parties and transactions with related parties (continued)

Taxpayer ID	Company	Relationship	Country of origin	Transaction description	03/31/2011 ThUS$	12/31/2010 ThUS$
Foreign	Doktor Tarsa Tarim Sanayi As	Associate	Turkey	Sale of products	11,413	12,460
Foreign	Ajay Europe S.A.R.L.	Associate	France	Sale of products	6,350	22,150
Foreign	Ajay Europe S.A.R.L.	Associate	France	Dividends	-	628
Foreign	Ajay North America LLC.	Associate	United States	Sale of products	9,642	35,502
Foreign	Ajay North America LLC.	Associate	United States	Dividends	454	-
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Sale of products	1,966	12,384
Foreign	Kowa Company Ltd.	Entity with joint control	Japan	Sale of products	24,183	94,611
Foreign	NU3 B.V.	Associate	The Netherlands	Sale of products	5,174	12,921
Foreign	NU3 B.V.	Associate	The Netherlands	Sale of services	26	102
Foreign	NU3 N.V.	Associate	Belgium	Sale of products	3,821	12,590
Foreign	SQM Thailand Co. Ltd.	Associate	Thailand	Sale of products	-	1,613
Foreign	Misr Speciality Fertilizers	Associate	Egypt	Sale of products	-	502
77.557.430-5	Sales de Magnesio Ltda	Associate	Chile	Sale of products	-	834
77.557.430-5	Sales de Magnesio Ltda	Associate	Chile	Sale of services	-	353
78.062.420-5	Minera Saskatchewan Ltda ( PCS )	Other related party	Chile	Sale of services	-	423

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 7 – Related Parties: Disclosures (continued)

7.6 Trade and other receivables due from related parties, current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	03/31/2011 ThUS$	12/31/2010 ThUS$
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Chilean peso	77	106
96.511.530-7	Soc.de Inversiones Pampa Calichera	Entity with joint control	Chile	U.S. dollar	8	8
79.049.778-9	Callegari Agrícola S.A.	Other related party	Chile	Chilean peso	74	6
Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	U.S. dollar	3,754	-
Foreign	Nutrisi Holding N.V.	Associate	Belgium	Euro	1,729	1.618
Foreign	Ajay Europe S.A.R. L.	Associate	France	U.S. dollar	3,341	2.043
Foreign	Ajay North America LLC.	Associate	United States	U.S. dollar	6,084	2.666
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	U.S. dollar	4,162	4.517
Foreign	NU3 B.V.	Associate	The Netherlands	Euro	2,694	1.083
Foreign	Misr Speciality Fertilizers	Associate	Egypt	U.S. dollar	-	335
Foreign	Kowa Company Ltd.	Entity with joint control	Japan	U.S. dollar	21,146	23.134
Foreign	SQM Thailand Co. Ltd.	Associate	Thailand	U.S. dollar	709	656
Foreign	Qingdao SQM-Star Corp	Entity with joint control	China	U.S. dollar	223	-
Foreign	SQM Vitas Brasil Agroindustria	Entity with joint control	Brazil	U.S. dollar	4,280	-
Total to the present date					48,281	36,172

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 7 – Related Parties: Disclosures (continued)

7.7 Trade and other payables due to related parties, current:

Taxpayer ID	Company	Relationship	Country of origin	Currency	03/31/2011 ThUS$	12/31/2010 ThUS$
Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	U.S. dollar	-	73
Foreign	NU3 N.V.	Associate	Belgium	U.S. dollar	1,153	270
Foreign	SQM Vitas	Joint venture	United Arab Emirates	UAE dirham	2,599	2.614
Foreign	Coromandel Fertilizers Limited	Joint venture	India	Indian rupee	617	581
Total to the present date					4,369	3,538

As of March 31, 2011 and March 31, 2010 , there are no provisions for doubtful debts relative to balances pending for transactions with related parties given that there is no impairment in them.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 7 – Related Parties: Disclosures (continued)

7.8 Board of directors and senior management

1)	Board of Directors

SQM S.A. is managed by a Board of Directors which is composed of eight regular directors who are elected for a four-year period. The present Board of Directors was elected by the shareholders at the Ordinary Shareholders' Meeting of April 30, 2008.

As of March 31, 2011, the Company has an Audit Committee which is composed of three members of the Board of Directors. This Committee performs those duties provided in Article 50 bis of Law No. 18,046, the Public Company Act.

During the periods covered by these financial statements, there are no pending balances receivable and payable between the Company, its directors or members of Senior Management other than those related to remuneration, fee allowances and profit participation. In addition, there were no transactions conducted between the Company, its directors or members of Senior Management.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 7 – Related Parties: Disclosures (continued)

2)	Directors’ Compensation

2.1  2010

2.1.1 Board of Directors

Director’s compensation is detailed as follows:

a)
A payment of a monthly fixed gross amount of UF 300 in favor of SQM Chairman and UF 50 in favor of the seven remaining board members regardless of their attendance to Board meetings or the number of meetings to which they attend.

b)
A payment in domestic currency and in favor of the Chairman of the Board of Directors consisting in variable and gross amount equivalent to 0.35% of total profit for the period which SQM S.A. effectively obtains during fiscal year 2011.

c)
A payment in domestic currency in favor of each Company’s directors excluding the Chairman of the Board, consisting of variable and gross amount equivalent to 0.04% of the total profit for the period which SQM S.A. effectively obtain during fiscal year 2011.

d)
Fixed and variable amounts indicated will not be subject to any charge between them and those expressed in percentage will be paid immediately after the shareholders at the respective Annual General Shareholders’ Meeting of SQM approve the balance, financial statements, annual report, report by the account inspectors and report of external auditors for the commercial year ending December 31, 2011.

e)	Accordingly, remuneration and profit-sharing paid to the members of the Board of Directors during 2011 amount to ThUS$ 76.

2.1.2 Audit Committee

The remuneration of the Audit Committee is detailed as follows:

a)
A payment of a monthly, fixed and gross amount of UF 17 in favor of each of the 3 Directors who are a part of the Company’s Audit Committee regardless of the number of meetings which are conducted during the respective month.

b)
A payment in domestic currency and in favor of each of the 3 Directors of a variable and gross amount equivalent to 0.0013% of the Company’s total profit for the period,  which SQM S.A. effectively obtains during fiscal year 2011.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 7 – Related Parties: Disclosures (continued)

2010

2.2.1 Board of Directors

Director’s compensation is detailed as follows:

a)
A payment of a monthly fixed gross amount of UF 300 in favor of SQM Chairman and UF 50 in favor of the seven remaining board members regardless of their attendance to Board meetings or the number of meetings to which they attend.

b)
A payment in domestic currency and in favor of the Chairman of the Board of Directors consisting in variable and gross amount equivalent to 0.35% of total profit for the period which SQM S.A. effectively obtains during fiscal year 2010.

c)
A payment in domestic currency in favor of each Company’s directors excluding the Chairman of the Board, consisting of variable and gross amount equivalent to 0.04% of the total profit for the period which SQM S.A. effectively obtain during fiscal year 2010.

d)
Fixed and variable amounts indicated will not be subject to any charge between them and those expressed in percentage will be paid immediately after the shareholders at the respective Annual General Shareholders’ Meeting of SQM approve the balance, financial statements, annual report, report by the account inspectors and report of external auditors for the commercial year ending December 31, 2010.

e)	Accordingly, remuneration and profit-sharing paid to the members of the Board of Directors during 2010 amount to ThUS$ 2,869.

2.2.2 Audit Committee

The remuneration of the Audit Committee is detailed as follows:

a)
A payment of a monthly, fixed and gross amount of UF 17 in favor of each of the 3 Directors who are a part of the Company’s Audit Committee regardless of the number of meetings which are conducted during the respective month.

b)
A payment in domestic currency and in favor of each of the 3 Directors of a variable and gross amount equivalent to 0.0013% of the Company’s total profit for the period,  which SQM S.A. effectively obtains during fiscal year 2010.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 7 – Related Parties: Disclosures (continued)

3) No guarantees have been constituted in favor of directors.

4) Senior Management remuneration

As of March 31, 2011, the overall remuneration paid to the 112 main executives amounts to ThUS$9,236. (ThUS$21,809 as of December 31,. 2010.) This includes monthly fixed remuneration and variable performance bonuses.

SQM S.A. for its executives has defined interim and bi-interim bonus plan related to goal achievement and level of individual contribution to the Company’s income. These incentives are structured in a minimum and maximum of gross remuneration which are paid once a year or every two years.

5) Additionally, the Company has retention bonuses for the Company’s executives. The amount of these bonuses is linked to the price of the Company’s share and is payable in cash between 2011 and 2016 (see Note 16).

6) No guarantees have been constituted in favor of the Company’s management.

7) The Company’s Managers and Directors do not receive or have not received any benefit during the 4th quarter ended as of March 31, 2011 or retribution for the concept of pensions, life insurance, paid time off, profit sharing, incentives, benefits due to disability other than those mentioned in the preceding numbers.

8) In accordance with IAS 24  we must inform that our Director Wolf Von Appen B. is a part of the Ultramar Group. As of March 31, 2011, the amount of operations with this Group is approximately ThUS$1,119 (ThUS$11,532 as of December 31, 2010).

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 8 - Financial Instruments

In accordance with IAS 39, financial assets are detailed as follows:

8.1	Classes of other financial assets

Classes of other financial assets	03/31/2011 ThUS$	12/31/2010 ThUS$

Other current financial assets (1)	41,455	69,818
Derivative instruments (2)	9,126	1,363
Hedging assets, current	3,813	4,997
Total other financial assets, current	54,394	76,178

Other non-current financial assets(3)	116	118
Hedging assets, non-current	79,630	92,556
Total other financial assets, non-current	79,746	92,674

(1)	Relates to time deposits which expire in more than 90 days from the investment date.

(2)	Relate to forwards and options which were not classified as hedging instruments (see Note 8.3).

(3)	Relate to guarantees delivered for the lease of offices and investments in Sociedad Garantizadora de Pensiones (ownership of 3%).

Detail of other current financial assets

Bank	03/31/2011 ThUS$	12/31/2010 ThUS$
Banco Santander	20,932	-
Banco BBVA	20,523	-
Banco de Crédito e Inversiones	-	36,251
Banco de Chile	-	10,333
Corpbanca	-	18,031
Banco Itau Chile	-	5,203
Total	41,455	69,818

8.2	Trade and other receivables

a)	Trade and other receivables, net:

Description of the class of trade and other receivables. net:	03/31/2011 ThUS$	12/31/2010 ThUS$

Trade and other receivables current, net	397,911	375,945
Trade receivables	373,291	350,720
Other receivables	24,620	25,225
Trade and other receivables non-current, net	973	1,102
Other receivables	973	1,102
Total	398,884	377,047

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 8 - Financial Instruments (continued)

8.2	Trade and other receivables (continued)

b)	Trade and other receivables, gross:

Classes of trade and other receivables, gross	03/31/2011 ThUS$	12/31/2010 ThUS$

Trade and other receivables current, gross	417,075	394,827

Trade receivables	390,411	367,545
Other receivables	26,664	27,282

Trade and other receivables non-current, gross	973	1,102

Other receivables	973	1,102

Total to the present date	418,048	395,929

c)	Detail of financial assets past due and not paid but not impaired

Financial assets past due. not paid but not impaired are composed of the following: Trade and other receivables as of March 31, 2011 and December 31, 2010.

				Balances as of 03/312011
Financial assets	Expiring in less than three months ThUS$	Expiring between three and six months ThUS$	Expiring between six and twelve months ThUS$	Expiring in more than twelve months ThUS$	Total ThUS$

Trade and other receivables	48,592	3,078	2,269	17,300	71,239
Total	48,592	3,078	2,269	17,300	71,239

				Balances as of 12/312011
Financial assets	Expiring in less than three months ThUS$	Expiring between three and six months ThUS$	Expiring between six and twelve months ThUS$	Expiring in more than twelve months ThUS$	Total ThUS$

Trade and other receivables	54,203	1,911	28,689	4,108	88,911
Total	54, 203	1,911	28,689	4,108	88,911

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 8 - Financial Instruments (continued)

8.2 Trade and other receivables (continued)

d)	Detail of impaired financial assets

At the end of each period, the financial assets included in trade and other receivables have been subject to value impairment tests and there are indications of impairment in the value of these.
The Company and its subsidiaries record an allowance for doubtful accounts when in the Company’s management’s opinion, all collection means have been depleted or there are certain doubts as to the recovery of trade and other receivables.

Financial assets	03/31/2011 ThUS$	12/31/2010 ThUS$
Trade and other receivables	(19,164)	(18,882)
Balance	(19,164)	(18,882)

Reconciliation of variations in the provision for impairment of trade and other receivables.

	03/31/2011 ThUS$	12/31/2010 ThUS$

Opening balance	18.882	17.083
Impairment for the period	557	2.028
Write-offs	(173)	(118)
Exchange difference	(102)	(111)

Total	19.164	18.882

e)	Credit risk concentration

Credit risk concentrations related to trade receivables is reduced due to the significant number of entities composing the Company’s customer base and its distribution worldwide.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 8 - Financial Instruments (continued)

8.2 Trade and other receivables (continued)

The Company’s policy is to require guarantee (such as bank drafts, guarantee clauses and others) and/or maintaining insurance policies for certain accounts as deemed necessary by the Company’s Management. Renegotiated debts are immaterial and are limited to debtors in Chile.

Trade receivables	03/31/2011 ThUS$	12/31/2010 ThUS$

Gross debt receivables	418,048	395,929
Past due debt	(71,239)	(88,911)
Impaired debt	(19,164)	(18,882)

Debt pending expiration and free of impairment	327,645	288,136

8.2	Hedging assets

The balance relates to derivative financial instruments measured at fair value, which have been classified as foreign currency translation hedging and interest rate hedges associated with all the Company’s obligations related to bonds payable in Chilean pesos and in UF. As of March 31, 2011, the face value of cross currency swap contracts amounted to ThUS$410,618, as of December 31, 2010 amounted to ThUS$410,618.

Hedging assets. current	Derivative instruments (CCS)	Effect on profit or loss for the period, derivative Instruments	Hedging reserve in equity, gross	Deferred income Hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

March 31, 2011	83,443	(10,346)	(13,993)	2,466	(11,527)

December 31, 2010	97,553	46,936	(11,093)	1,886	(9,207)

Balances in the column, Effects on profit or loss consider the interim effects of contracts which were in force as of March 31, 2011 and December 31, 2010.

The detail of expiration dates of hedges by bond series is as follows:

Series	Agreement amount ThUS$	Currency	Expiration date
C	82,104	UF	12/01//2026
G	33,673	Ch$	01/05/2014
H	146,360	UF	01/05/2013
I	56,041	UF	04/01/2014
J	92,440	Ch$	04/01/2014

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 8 - Financial Instruments (continued)

8.3	Hedging assets (continued)

The Company uses cross currency swap derivative instruments to hedge the possible financial risk associated with the volatility of the exchange rate associated with Chilean pesos and UF. The objective is hedging the exchange rate financial risks associated with bonds payable. Hedges are documented and tested to measure its effectiveness.

Based on a comparison of critical terms, hedging is highly effective given that the hedged amount is consistent with obligations maintained for bonds denominated in Chilean pesos and UF. Likewise, hedging contracts are denominated in the same currencies and have the same expiration dates of bond principal payments.

Hedge accounting

SQM classifies derivative instruments as hedges which may include derivatives or embedded derivatives, either as fair value hedging derivative instruments, cash flow derivative instruments or net hedging derivative instruments in business abroad.

a) Fair value hedges

The change in the derivative instruments denominated at fair values which qualify as fair value hedging instruments are recorded immediately in profit or loss together with any change in the fair value of the hedged item attributable to the hedged risk.

The Company documents the relationship between hedging instruments and the hedged item together with the objectives of its risk management and its strategy to perform different hedging transactions. In addition, at the beginning of the hedge and then quarterly the Company documents whether the hedge has been efficient in its objective of hedging market variations for which we use an effectiveness test. Cash is considered the hedging instrument in the event that the test obtains an effectiveness result between 80% and 120%.

Effectiveness tests show results which make consider hedge as effective or ineffective. To-date, effectiveness tests have defined hedges as effective. This note presents the detail of fair values of derivative instruments qualified as hedges.

b) Cash flow hedges

These hedge the variation of cash flows attributed to a risk associated, in particular, to a transaction with high probability of execution, which may have material effects on the Company’s profit or loss. To-date, the Company has not classified any such hedges.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 8 - Financial Instruments (continued)

8.3	Hedging assets (continued)

c) Net investment hedge in a business abroad

To the present date, the Company has not classified any amount hedges related to the interest by the entity presenting its financial statements in the business net assets.

8.4	Financial liabilities

As of March 31, 2011 and December 31, 2010, financial liabilities are detailed as follows:

Classes of interest-bearing loans	03/31//2011 ThUS$	12/31//2010 ThUS$

Current interest-bearing loans

Bank loans (a)	143,133	150,958
Derivative instruments (8.6)	14,781	18,353
Current hedging liabilities	-	-
Unsecured obligations (b)	20,510	18,244
Total	178,424	187,555

Non-current interest-bearing loans

Bank loans (c)	140,000	140,000
Non-current hedging liabilities	-	-
Unsecured obligations (d)	940,499	950,188
Total	1,080,499	1,090,188

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 8 - Financial Instruments (continued)
8.4	Financial liabilities (continued)

a)	Current bank loans:

As of March 31, 2011 and 2010, the breakdown is as follows:

										03/31/2011
						Type of				Current maturities
						currency					Between 91
						or				Up to 90	days and 1
Debtor			Creditor			adjustment	Type of	Effective	Nominal	days	year	Total
Taxpayer ID	Subsidiary	Country	Taxpayer ID	Financial institution	Country	index	repayment	rate	rate	ThUS$	ThUS$	ThUS$
93.007.000-9	SQM S.A.	Chile	Foreign	JP Morgan Chase Bank	United States	USD	Expiration date	0.60%	0.60%	20,007	-	20,007
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	USD	Expiration date	2.55%	2.55%	1,517	-	1,517
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	USD	Expiration date	0.75%	0.75%	20,033	-	20,033
79.947.100-0	SQM Industrial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	USD	Expiration date	0.73%	0.73%	20,034	-	20,034
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	ING Capital LLC	United States	USD	Expiration date	1.37%	0.80%	215	80,000	80,215
Foreign	Fenasa	Spain	Foreign	Other banks	Spain	Euro	Expiration date	3.01%	3.01%	-	1,377	1,377
Total										61,806	81,377	143,183
Borrowing costs										-	(50)	(50)
Total										61,806	81,327	143,133

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 8 - Financial Instruments (continued)
8.4	Financial liabilities (continued)

										12/31/2010
						Type of				Current maturities
						currency					Between 91
						or				Up to 90	days and 1
Debtor			Creditor			adjustment	Type of	Effective	Nominal	days	year	Total
Taxpayer ID	Subsidiary	Country	Taxpayer ID	Financial institution	Country	index	repayment	rate	rate	ThUS$	ThUS$	ThUS$
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	USD	Expiration date	3.93%	3.77%	20,214	-	20,214
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	USD	Expiration date	3.93%	3.77%	10,104	-	10,104
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	USD	Expiration date	2.55%	2.55%	-	625	625
93.007.000-9	SQM S.A.	Chile	97.032.000-8	BBVA Banco Bilbao Vizcaya Argentaria	Chile	USD	Expiration date	0.64%	0.64%	20,030	-	20,030
93.007.000-9	SQM S.A.	Chile	97.032.000-8	BBVA Banco Bilbao Vizcaya Argentaria	Chile	USD	Expiration date	0.26%	0.26%	20,000	-	20,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	ING Capital LLC	United States	USD	Expiration date	1.00%	0.80%	-	80,055	80,055
Total										70,348	80,680	151,028
Borrowing costs										-	(70)	(70)
Total										70,348	80,610	150,958

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 8 -  Financial Instruments (continued)
8.4	Financial liabilities (continued)

b)	Unsecured obligations, current:

As of March 31, 2011 and December 31, 2010, current unsecured interest-bearing obligations detailed by promissory notes and bonds, is as follows:

Bonds

												03/31/2011 Current maturities
				No. of		Placed	Currency			Periodicity			Between 91
Debtor			Placement in	registration or ID of the		face outstanding	or adjustment	Effective		Payment of		Up to 90 days	days and 1 year	Total
Taxpayer ID	Subsidiary	Country	Chile or abroad	instrument	Series	value	unit	rate	Nominal rate	interest	Amortization	ThUS$	ThUS$	ThUS$
93.007.000-9	SQM S.A	Chile	Foreign		Single	-	US$	6.79%	6.13%	Semi-annual	Expiration date	5,620	-	5,620
93.007.000-9	SQM S.A	Chile	Foreign		Single	-	US$	5.92%	5.50%	Semi-annual	Expiration date	6,082	-	6,082
93.007.000-9	SQM S.A	Chile	Chile	446	C	150,000	UF	6.63%	4.00%	Semi-annual	Semi-annual	4,786	3,376	8,162
93.007.000-9	SQM S.A	Chile	Chile	564	H	-	UF	6.43%	4.90%	Semi-annual	Semi-annual	-	2,047	2,047
93.007.000-9	SQM S.A	Chile	Chile	563	G	-	Ch$	6.19%	7.00%	Semi-annual	Expiration date	-	708	708
93.007.000-9	SQM S.A	Chile	Chile	563	I	-	UF	5.88%	3.00%	Semi-annual	Expiration date	-	-	-
93.007.000-9	SQM S.A	Chile	Chile	563	J	-	Ch$	5.37%	5.50%	Semi-annual	Expiration date	-	-	-
				Total								16.488	6,131	22,619
				Bond issuance costs								(1,834)	(275)	(2,109)
				Total								14,654	5,856	20,510

The effective rates for bonds in Chilean pesos and UFs are expressed and calculated in USD based on agreed flows under Cross Currency Swaps.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 8 -  Financial Instruments (continued)
8.4	Financial liabilities (continued)

												03/31/2011
												Current maturities
				No. of		Placed	Currency						Between 91
				registration or		face	or			Periodicity		Up to 90	days and 1
Debtor			Placement in	ID of the		outstanding	adjustment	Effective		Payment of		days	year	Total
Taxpayer ID	Subsidiary	Country	Chile or abroad	instrument	Series	value	unit	rate	Nominal rate	interest	Amortization	ThUS$	ThUS$	ThUS$
93.007.000-9	SQM S.A	Chile	Foreign		Single	-	US$	6.79%	6.13%	Semi-annual	Expiration date	-	2,591	2,591
93.007.000-9	SQM S.A	Chile	Foreign		Single	-	US$	5.92%	5.50%	Semi-annual	Expiration date	-	2,682	2,682
93.007.000-9	SQM S.A	Chile	Chile	446	C	150,000	UF	6.63%	4.00%	Semi-annual	Semi-annual	-	7,237	7,237
93.007.000-9	SQM S.A	Chile	Chile	564	H	-	UF	6.43%	4.90%	Semi-annual	Semi-annual	4,319	-	4,319
93.007.000-9	SQM S.A	Chile	Chile	563	G	-	Ch$	6.19%	7.00%	Semi-annual	Expiration date	1,502	-	1,502
93.007.000-9	SQM S.A	Chile	Chile	563	I	-	UF	5.88%	3.00%	Semi-annual	Expiration date	-	512	512
93.007.000-9	SQM S.A	Chile	Chile	563	J	-	Ch$	5.37%	5.50%	Semi-annual	Expiration date	-	1,508	1,508
				Total								5,821	14,530	20.351
				Bond issue costs								(270)	(1,837)	(2,107)
				Total								5,551	12,693	18,244

c)	Classes of interest-bearing loans, non-current

As of March 31, 2011 and December 31, 2010, the detail is as follows:

Interest-bearing bank loans, non-current

										03/31/2011
						Currency				Years to maturity
Debtor			Creditor			or						Over 5
				Financial		adjustment	Type of	Effective	Nominal	1-3 years	3-5 years	years	Total
Taxpayer ID	Subsidiary	Country	Taxpayer ID	institution	Country	unit	repayment	rate	rate	ThUS$	ThUS$	ThUS$	ThUS$

93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	USD	Expiration date	2.55%	2.55%	-	140,000	-	140,000
Total										-	140,000	-	140,000
Borrowing costs										-	-	-	-
Total										-	140,000	-	140,000

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 8 -  Financial Instruments (continued)
8.4	Financial liabilities (continued)

										03/31/2011
						Currency				Years to maturity
Debtor			Creditor			of						Over 5
				Financial		adjustment	Type of	Effective	Nominal	1-3 years	3-5 years	years	Total
Taxpayer ID	Subsidiary	Country	Taxpayer ID	institution	Country	unit	repayment	rate	rate	ThUS$	ThUS$	ThUS$	ThUS$

93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	USD	Expiration date	2.55%	2.55%	-	140,000	-	140,000
Total										-	140,000	-	140,000
Borrowing costs										-	-	-	-
Total										-	140,000	-	140,000

d)	Unsecured interest-bearing obligations, non-current

As of March 31, 2011 and December 3, 2010, the breakdown of these obligations is as follows:

												03/31/2011
				No. of			Currency			Periodicity		Non-current maturities
			Placement	registration		Placed face	or			Payment				Over 5
Debtor			in Chile or	or ID of the		outstanding	adjustment	Effective	Nominal	of		1-3 years	3-5 years	years	Total
Taxpayer ID	Subsidiary	Country	abroad	instrument	Series	value	unit	rate	rate	interest	Amortization	ThUS$	ThUS$	ThUS$	ThUS$

93.007.000-9	SQM S.A	Chile	Foreign		Single	200,000,000	US$	6.79%	6.13%	Semi-annual	Expiration date	-	-	200,000	200,000
93.007.000-9	SQM S.A.	Chile	Foreign		Single	250,000,000	US$	5.92%	5.50%	Semi-annual	Expiration date	-	-	250,000	250,000
93.007.000-9	SQM S.A	Chile	Chile	446	C	2,250,000	UF	6.63%	4.00%	Semi-annual	Semi-annual	13,504	13,504	74,270	101,278
93.007.000-9	SQM S.A	Chile	Chile	564	H	4,000,000	UF	6.43%	4.90%	Semi-annual	Semi-annual	-	-	180,049	180,049
93.007.000-9	SQM S.A	Chile	Chile	563	G	21,000,000,000	Ch$	6.19%	7.00%	Semi-annual	Expiration date	43,806		-	43,806
93.007.000-9	SQM S.A	Chile	Chile	563	I	1,500,000	UF	5.88%	3.00%	Semi-annual	Expiration date	-	67,518	-	67,518
93.007.000-9	SQM S.A	Chile	Chile	563	J	52,000,000,000	Ch$	5.37%	5.50%	Semi-annual	Expiration date	-	108,472	-	108,472
				Total								57,310	189,494	704,319	951,123
				Bond issue costs								(238)	(1,801)	(8,585)	(10,624)
				Total								57,072	187,693	695,734	940,499

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 8 -  Financial Instruments (continued)
8.4	Financial liabilities (continued)

												03/31/2011
				No. of			Currency			Periodicity		Non-current maturities
			Placement	registration		Placed face	or			Payment				Over 5
Debtor			in Chile or	or ID of the		outstanding	adjustment	Effective	Nominal	of		1-3 years	3-5 years	years	Total
Taxpayer ID	Subsidiary	Country	abroad	instrument	Series	value	unit	rate	rate	interest	Amortization	ThUS$	ThUS$	ThUS$	ThUS$

93.007.000-9	SQM S.A	Chile	Foreign		Single	200,000,000	US$	6.79%	6.13%	Semi-annual	Expiration date	-	-	200,000	200,000
93.007.000-9	SQM S.A.	Chile	Foreign		Single	250,000,000	US$	5.92%	5.50%	Semi-annual	Expiration date	-	-	250,000	250,000
93.007.000-9	SQM S.A	Chile	Chile	446	C	2,325,000	UF	6.63%	4.00%	Semi-annual	Semi-annual	13,755	13,755	75,654	103,164
93.007.000-9	SQM S.A	Chile	Chile	564	H	4,000,000	UF	6.43%	4.90%	Semi-annual	Semi-annual	-	-	183,402	183,402
93.007.000-9	SQM S.A	Chile	Chile	563	G	21,000,000,000	Ch$	6.19%	7.00%	Semi-annual	Expiration date	-	44,877	-	44,877
93.007.000-9	SQM S.A	Chile	Chile	563	I	1,500,000	UF	5.88%	3.00%	Semi-annual	Expiration date	-	68,776	-	68,776
93.007.000-9	SQM S.A	Chile	Chile	563	J	52,000,000,000	Ch$	5.37%	5.50%	Semi-annual	Expiration date		111,124	-	111,124
				Total								13,755	238,532	709,056	961,343
				Bond issue costs								(682)	(2,670)	(7,803)	(11,155)
				Total								13,073	235,862	701,253	950,188

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 8 -  Financial Instruments (continued)
8.4	Financial liabilities (continued)

e)	Additional Information

-	Bonds

As of March 31, 2011 and December 31, 2010, ThUS$20,510 and  ThUS$18,244, respectively are presented at short-term related to principal, short-term portion plus interest accrued at that date, not including  bonds issuance costs. In the non-current period, the Company presented ThUS$940,499 as of March 31, 2011 and ThUS$950,188 as of December 31, 2010 related to principal installments of Series C bonds, unique Series bonds, Series G bonds, Series I bonds, Series J bonds, and single series second issue bonds.

As of March 31, 2011 and December 31, 2010, the detail of each issue is as follows:

Series “C” bonds

On January 25, 2006, the Company placed Series C bonds for UF 3,000,000 (ThUS$101,918) at an annual rate of 4.00%

As of March 31, 2011 and December 31, 2010, the following cash payments have been made with a debit to Series C bonds:

Payments made	03/31/2011	12/31/2010
	ThUS$	ThUS$
Payments of principal	-	6,298
Payments of interest	-	4,175

Single Series Bonds

On April 5, 2006, the Company placed Single Series bonds for ThUS$200,000 at an annual rate of 6.125%  under "Rule 144 and regulation S of the U.S. Securities Act of 1933."

As of March 31, 2011 and December 31, 2010, the following cash payments have been made with a debit to Single Series bonds:

	03/31/2011 ThUS$	12/31/02010 ThUS$
Payments of interest	-	12,250

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 8 -  Financial Instruments (continued)
8.4	Financial liabilities (continued)

Series “G” and “H” bonds

On January 13, 2009, the Company placed two bond series in the domestic market. Series H for UF 4,000,000 (ThUS$139,216) at an annual interest rate of 4.9% at a term of 21 years with payment of principal beginning in 2019 and Series G for ThCh$ 21,000,000 (ThUS$34,146) which was placed at a term of 5 years with single payment at the expiration of the term and annual interest rate of 7%.

As of March 31, 2011 and December 31, 2010, the following cash payments have been made with a charge to the Series G and H bonds line:

	03/31/2011 ThUS$	12/31/2010 ThUS$
Payments of interest, Series G	1,551	2,750
Payments of interest, Series H	4,459	7,763

Series “J” and “I” Bonds

On May 8, 2009, the Company placed two bond series in the domestic market. Series J for ThCh$52,00,000 (ThUS$92,456) which was placed at a term of 5 years with single payment at the expiration date of the term and annual interest rate of 5.5% and Series I for UF 1,500,000 (ThUS$56,051) which was placed at a term of 5 years with single payment at the expiration of the term and annual interest rate of 3.00%.

As of March 31, 2011 and December 31, 2010, the following cash payments have been made with a debit to Series J and I bonds:

	03/31/2011 ThUS$	12/31/2010 ThUS$
Payments of interest, Series J	2,926	5,588
Payments of interest, Series I	1,000	1,873

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 8 -  Financial Instruments (continued)
8.4	Financial liabilities (continued)

Single Series second issue bonds

On April 21, 2010, the Company informed the Chilean Superintendence of Securities and Insurance of its placement in international markets of an unsecured bond of ThUS$250,000 expiring in 10 years beginning on the aforementioned date with annual interest rate of 5.5% and destined to refinance long-term liabilities.

As of March 31, 2011 and December 31, 2010, the following payments have been made with a debit to the single Series second issue bonds:

	03/310/2011 ThUS$	12/31/2010 ThUS$
Payments of interest	-	6,875

-	Commercial papers (promissory notes)

On March 24, 2009, the Company placed promissory notes totaling ThCh$15,000,000 (ThUS$25,875) in the Chilean market. These notes are denominated Series 2-A, line 46 and mature in 10 years. The maximum amount that can be issued is UF 1,500,000.

On December 15, 2009, the Company repaid Series 2-A.

On April 2, 2009, the Company placed promissory notes totaling ThCh$15,000,000 (ThUS$25,770) in the Chilean market. These notes are denominated Series 1-B, line 47 and mature in 10 years. The maximum amount that can be issued is UF 1,500,000.

Payments made	2011		2010
	ThCh$	ThUS$	ThCh$	ThUS$
Payments of principal, Series 1-B	-	-	15,000,000	29,040

8.5	Trade and other payables

Class of trade and other payables	03/31/2011 ThUS$	12/31/2010 ThUS$

Class of trade and other payables, current

Trade payables	148,739	151,516
Rentals	118	207
Other payables	555	424
Total	149,412	152,147

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 8 -  Financial Instruments (continued)
8.5	Trade and other payable (continued)

Class of trade and other payables, non-current	03/31/2011 ThUS$	12/31/2010 ThUS$
Trade payables	135	-
Total	135	-

8.6	Financial liabilities at fair value through profit or loss

This balance relates to derivative instruments measured at their fair value, which has generated balances against the Company. The detail by type of instrument is as follows:

Financial liabilities at fair value through profit or loss	03/31/2011	Effect on profit or loss as of 03/31/2011	12/31/2010	Effect on profit or loss as of 12/31/2010
	ThUS$	ThUS$	ThUS$	ThUS$

Current
Derivative instruments (forwards)	10,583	(10,583)	15,818	(15,818)
Derivative instruments (options)	4,197	(4,197)	2,535	(2,535)
	14,780	(14,780)	18,353	(18,353)

Balances in the column effect on profit or loss consider the annual affects of agreements which were in force as of March 31, 2011.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 8 -  Financial Instruments (continued)

8.7	Financial asset and liability categories

Description of financial assets	03/31/2011 Amount ThUS$	12/31/2010 Amount ThUS$
Financial assets designated at fair value through profit or loss	92,569	98,916
Financial assets held for trading	41,455	69,818
Investments held to maturity	116	118
Loans and receivables	398,884	377,047
Financial assets available for sale	-	-
Total financial assets	533,024	545,899

Description of financial liabilities	03/31/2011 Amount ThUS$	12/31/2010 Amount ThUS$
Financial liabilities designated at fair value through profit or loss	14,781	18,353
Total financial liabilities held for trading	-	-
Financial liabilities measured at amortized cost	1,393,689	1,411,537
Total financial liabilities	1,408,470	1,429,890

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 8 -  Financial Instruments (continued)

8.8	Financial assets pledged as guarantee

On November 4, 2004, Isapre Norte Grande maintains a guarantee equivalent to the total amount owed to its members and healthcare providers, which is managed and maintained by Banco de Chile.

On October 15, 2009, SQM Brazil directly provided a guarantee to governmental entities related to legal processes under development which note has been issued by BBVA Bancomer S.A.

As of March 31, 2011 and December 31, 2010, assets pledged as guarantees are as follows:

Restricted cash	03/31/2011 ThUS$	12/31/2010 ThUS$
Isapre Norte Grande Ltda.	505	514
SQM Brasil Limitada	-	-
Total	505	514

8.9	Estimated fair value of financial instruments and derivative financial instruments

As required by IFRS, the following information is presented for the disclosure of the estimated fair value of financial assets and liabilities.

Although inputs represent Management's best estimate, they are subjective and involve significant estimates related to the current economic and market conditions, as well as risk features.

Methodologies and assumptions used depend on the risk terms and characteristics of instruments and include the following as a summary:

-	Cash equivalent approximates fair value due to the short-term maturities of these instruments.
-	Other current financial liabilities are considered at fair value equal to their carrying values.
-	For interest-bearing liabilities with original maturity of more than a year, fair values are calculated at discounting contractual cash flows at their original current market rates with similar terms.
-	For forward and swap contracts, fair value is determined using quoted market prices of financial instruments with similar characteristics.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 8 -  Financial Instruments (continued)

8.9	Estimated fair value of financial instruments and derivative financial instruments (continued)

The detail of the Company’s instruments at carrying value and estimated fair value is as follows:

	03/31/2011		12/31/2010
	Carrying amount	(*) Fair value	Carrying amount	(*) Fair value
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	563,815	563,815	524,652	524,652
Current trade and other receivables	397,911	397,911	375,945	375,945
Other current financial assets:
- Time deposits	41,455	41,455	69,818	69,818
- Derivative instruments	9,126	9,126	1,363	1,363
- Current hedging assets	3,813	3,813	4,997	4,997
Total other current financial assets	54,394	54,394	76,178	76,178
Other non-current financial assets:	116	116	118	118
Non-current hedging assets	79,630	79,630	92,556	92,556
Total other non-current financial assets	79,746	79,746	92,674	92,674
Other current financial liabilities:
- Bank loans	143,133	143,133	150,958	150,958
- Derivative instruments	14,781	14,781	18,353	18,353
- Hedging liabilities	-	-	-	-
- Unsecured liabilities	20,510	20,510	18,244	18,244
Total other current financial liabilities	178,424	178,424	187,555	187,555
Trade payables, current and non-current	149,547	149,547	152,147	152,147
Other non-current financial liabilities:
- Bank loans	140,000	138,640	140,000	143,174
- Unsecured liabilities	940,499	1,059,512	950,188	1,092,026
Total other non-current financial liabilities	1,080,499	1,198,152	1,090,188	1,235,200

Fair value hierarchy

In accordance with IFRS 7 paragraph 27 a and b provides the obligation of disclosing the hierarchy level used to determine the value measurement techniques. Fair value hierarchies correspond to:

-	Level 1: when only quoted (unadjusted) prices have been used in active markets.

-	Level 2: when in a phase in the valuation process variable other than prices quoted in Level 1 have been used which are directly observable in markets.

-	Level 3: when in a phase in the valuation process variable which are not based in observable market data have been used.

The valuation technique used to determine the fair value of our hedging instruments are those indicated in level  2.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 8 -  Financial Instruments (continued)

8.10	Nature and scope of risks arising from financing instruments

As indicated in paragraphs 33 to 42 of IFRS 7 the disclosure of information associated with the nature and scope of risks arising from financial instruments is presented in Note 3 - Financial Risk Management.

Note 9 -  Investments and disclosures on companies included in consolidation

9.1	Disclosures on investments in subsidiaries

a)	Operations executed in 2011

As of March 31, 2011, there are no investments in subsidiaries.

b)	Operations executed in 2010

On February 2, 2010, the subsidiary SQM Beijin Comercial was formed to which Soquimich Industrial S.A. contributed capital of ThUS$100 obtaining equity interest of 100% in that entity

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 9 -  Investments and disclosures on companies included in consolidation (continued)

Below, we detail the financial information as of March 31, 2011 of those companies on which the Group has significant influence.

03/31/2011
				Asset			Liability				Net profit
Subsidiary	Country of incorporation	Functional currency	Equity interest %	Current ThUS$	Non- current ThUS$	Total ThUS$	Current ThUS$	Non- current ThUS$	Total ThUS$	Revenue ThUS$	(loss) for the period ThUS$
SQM Nitratos S.A.	Chile	USD	100	723,417	64,656	788,073	665,529	11,331	676,860	52,365	18,777
Proinsa Ltda.	Chile	Ch$	60.58	220	1	221	-	-	-	-	(1)
SQMC Internacional Ltda.	Chile	Ch$	60.6382	291	-	291	-	-	-	-	(3)
SQM Potasio S.A.	Chile	USD	99.9974	59,390	657,075	716,465	2	175,385	175,387	-	50,262
Serv. Integrales de Tránsito y Transf. S.A.	Chile	USD	100	161,962	62,836	224,798	195,921	4,870	200,791	9,975	1,571
Isapre Norte Grande Ltda.	Chile	Ch$	100	516	577	1,093	517	155	672	850	6
Ajay SQM Chile S.A.	Chile	USD	51	15,103	1,898	17,001	5,116	894	6,010	13,680	894
Almacenes y Depósitos Ltda.	Chile	Ch$	100	402	51	453	1	-	1	-	(3)
SQM Salar S.A.	Chile	USD	100	424,396	713,262	1,137,658	312,802	105,145	417,947	166,225	67,763
SQM Industrial S.A.	Chile	USD	100	1,180,980	616,721	1,797,701	966,260	50,088	1,016,348	174,083	27,227
Minera Nueva Victoria S.A.	Chile	USD	100	74,420	53,746	128,166	958	2,289	3,247	342	888
Exploraciones Mineras S.A.	Chile	USD	100	440	31,393	31,833	3,879	-	3,879	-	(51)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Ch$	100	621	84	705	199	367	566	448	(3)
Soquimich Comercial S.A.	Chile	USD	60.6383	146,764	15,585	162,349	53,740	1,165	54,905	21,109	304
Agrorama Callegari Ltda.	Chile	Ch$	42.4468	5,477	1,465	6,942	5,354	251	5,605	2,080	(30)
Comercial Hydro S.A.	Chile	Ch$	60.6382	6,823	315	7,138	24	78	102	26	(70)
SQM North America Corp.	United States	USD	100	125,100	15,410	140,510	104,782	2,644	107,426	67,261	800
RS Agro Chemical Trading A.V.V.	Aruba	USD	100	5,227	-	5,227	-	-	-	-	-
Nitratos Naturais do Chile Ltda.	Brazil	USD	100	2,047	295	2,342	7,130	-	7,130	-	(62)

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 9 -  Investments and disclosures on companies included in consolidation (continued)

03/31/2011
				Asset			Liability				Net profit
Subsidiary	Country of incorporation	Functional currency	Equity interest %	Current ThUS$	Non- current ThUS$	Total ThUS$	Current ThUS$	Non- current ThUS$	Total ThUS$	Revenue ThUS$	(loss) for the period ThUS$
Nitrate Corporation of Chile Ltd.	United Kingdom	USD	100	5,076	-	5,076	-	-	-	-	-
SQM Corporation N.V.	Dutch Antilles	USD	100	669	60,298	60,967	3,714	-	3,714	-	7,690
SQM Peru S.A.	Peru	USD	100	10,178	197	10,375	10,155	-	10,155	5,015	(394)
SQM Ecuador S.A.	Ecuador	USD	100	9,101	75	9,176	8,191	-	8,191	7,015	347
SQM Brasil Ltda.	Brazil	USD	100	270	69	339	1,183	-	1,183	156	(33)
SQI Corporation NV.	Dutch Antilles	USD	100	-	12	12	36	-	36	-	(1)
SQMC Holding Corporation L.L.P.	United States	USD	100	1,760	9,016	10,776	540	-	540	-	1,163
SQM Japan Co. Ltd.	Japan	USD	100	1,353	616	1,969	158	427	585	476	12
SQM Europe N.V.	Belgium	USD	100	364,970	300	365,270	345,542	-	345,542	242,847	2,488
SQM Italia SRL	Italy	USD	100	1,464	-	1,464	19	-	19	-	-
SQM Indonesia S.A.	Indonesia	USD	80	5	-	5	1	-	1	-	(1)
North American Trading Company	United States	USD	100	161	145	306	39	-	39	-	-
SQM Virginia LLC	United States	USD	100	14,834	14,379	29,213	14,834	-	14,834	-	-
SQM Comercial de Mexico S.A. de C.V.	Mexico	USD	100	65,694	1,314	67,008	70,369	321	70,690	43,803	(2,891)

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 9 - Investments and disclosures on companies included in consolidation (continued)

3/31/2011
				Asset			Liability
Subsidiaries	Country of Incorporation	Functional Currency	Ownership %	Current ThUS$	Non- current ThUS$	Total ThUS$	Current ThUS$	Non- current ThUS$	Total ThUS$	Ordinary profit ThUS$	Net Profit (loss) ThUS$
SQM investment Corporation N.V.	Netherlands Antilles	USD	100	67,632	524	68,156	51,140	772	51,912	1,950	(5,151)
Royal Seed Trading Corporation A.V.V.	Aruba	USD	100	90,775	-	90,775	96,289	-	96,289	-	2,547
SQM Lithium Specialties LLP	United States	USD	100	15,786	3	15,789	1,264	-	1,264	-	-
Soquimich SRL Argentina	Argentina	USD	100	459	-	459	106	-	106	-	(10)
Comercial Caimán Internacional S.A.	Panama	USD	100	419	-	419	1,192	-	1,192	-	(31)
SQM France S.A.	France	USD	100	345	6	351	114	-	114	-	-
Administración y Servicios Santiago S.A. de C.V.	Mexico	USD	100	145	-	145	1,085	203	1,288	845	(141)
SQM Nitratos México S.A. de C.V.	Mexico	USD	51	25	2	27	16	-	16	37	-
Soquimich European Holding B.V.	The Netherlands	USD	100	73,051	80,279	153,330	100,435	-	100,435	-	7,353
Fertilizantes Naturales S.A.	Spain	USD	66.67	23,376	(11)	23,365	21,476	-	21,476	18,968	559
Iodine Minera B.V.	The Netherlands	USD	100	10,971	-	10,971	4	-	4	66	846
SQM Africa Pty Ltd.	South Africa	USD	100	37,473	161	37,634	32,664	-	32,664	22,393	3,112
SQM Venezuela S.A.	Venezuela	USD	100	80	-	80	403	-	403	-	(157)
SQM Oceania Pty Ltd.	Australia	USD	100	2,080	-	2,080	934	-	934	684	208
SQM Agro India Pvt. Ltd.	India	USD	100	231	4	235	149	-	149	-	2
SQM Beijin Commercial Co. Ltd.	China	USD	100	183	35	218	103	-	103	500	16
Total				3,732,162	2,402,794	6,134,956	3,084,369	356,385	3,440,754	853,199	185,802

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 9 - Investments and disclosures on companies included in consolidation (continued)

Below, we detail the financial information as of December 31, 2010 of those companies on which the Group exerts significant influence

12/31/2010
				Asset			Liability
Subsidiaries	Country of incorporation	Functional currency	Ownership %	Current ThUS$	Non- current ThUS$	Total ThUS$	Current ThUS$	Non- current ThUS$	Total ThUS$	Ordinary profit ThUS$	Net profit (loss) ThUS$
SQM Nitratos S.A.	Chile	USD	100	652,776	61,542	714,318	610,283	11,599	621,882	134,842	29,622
Proinsa Ltda.	Chile	Ch$	60.58	227	1	228	-	-	-	-	-
SQMC Internacional Ltda.	Chile	Ch$	60.6382	302	-	302	-	-	-	-	(2)
SQM Potasio S.A.	Chile	USD	99.9974	58,331	604,872	663,203	2	172,351	172,353	-	139,838
Serv. Integrales de Tránsito y Transf. S.A.	Chile	USD	100	149,255	60,290	209,545	182,671	4,437	187,108	45,446	10,113
Isapre Norte Grande Ltda.	Chile	Ch$	100	570	591	1,161	581	154	735	4,018	20
Ajay SQM Chile S.A.	Chile	USD	51	15,299	2,378	17,677	6,833	747	7,580	54,948	2,049
Almacenes y Depósitos Ltda.	Chile	Ch$	100	413	52	465	1	-	1	-	(13)
SQM Salar S.A.	Chile	USD	100	365,830	658,793	1,024,623	273,758	98,885	372,643	631,151	185,315
Comercial Hydro S.A.	Chile	Ch$	60.6382	6,890	329	7,219	40	73	113	185	217
SQM Industrial S.A.	Chile	USD	100	1,063,080	596,723	1,659,803	854,130	51,512	905,642	690,541	130,230
Minera Nueva Victoria S.A.	Chile	USD	100	73,217	53,754	126,971	445	2,495	2,940	1,578	4,369
Exploraciones Mineras S.A.	Chile	USD	100	438	31,380	31,818	3,814	-	3,814	-	(178)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Ch$	100	645	93	738	224	367	591	1,897	(3)
Soquimich Comercial S.A.	Chile	USD	60.6383	140,678	15,875	156,553	48,195	1,181	49,376	171,181	10,107
Agrorama Callegari Ltda.	Chile	Ch$	42.4468	5,024	1,492	6,516	4,998	117	5,115	6,910	(293)
SQM North America Corp.	United States	USD	100	109,944	15,448	125,392	90,533	2,644	93,177	226,249	8,143
RS Agro Chemical Trading A.V.V.	Aruba	USD	100	5,227	-	5,227	-	-	-	-	(5)
Nitratos Naturais do Chile Ltda.	Brazil	USD	100	5	290	295	5,022	-	5,022	-	(124)

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 9 - Investments and Disclosures on companies included in consolidation (continued)

12/31/2010
				Asset			Liability
Subsidiaries	Country of incorporation	Functional currency	Ownership %	Current ThUS$	Non- current ThUS$	Total ThUS$	Current ThUS$	Non- current ThUS$	Total ThUS$	Ordinary profit ThUS$	Net profit (loss) ThUS$
Nitrate Corporation of Chile Ltd.	England	USD	100	5,076	-	5,076	-	-	-	-	-
SQM Corporation N.V.	Netherlands Antilles	USD	100	669	52,607	53,276	3,712	-	3,712	-	13,472
SQM Peru S.A.	Peru	USD	100	15,159	483	15,642	15,027	-	15,027	24,536	1,236
SQM Ecuador S.A.	Ecuador	USD	100	8,716	71	8,787	8,149	-	8,149	16,808	298
SQM Brazil Ltda.	Brazil	USD	100	295	75	370	1,180	-	1,180	771	17
SQI Corporation NV.	Netherlands Antilles	USD	100	-	10	10	33	-	33	-	-
SQMC Holding Corporation L.L.P.	United States	USD	100	1,501	8,498	9,999	619	-	619	-	492
SQM Japan Co. Ltd.	Japan	USD	100	1,440	633	2,073	263	436	699	1,855	218
SQM Europe N.V.	Belgium	USD	100	358,214	454	358,668	341,425	-	341,425	861,596	7,107
SQM Italia SRL	Italy	USD	100	1,377	-	1,377	17	-	17	-	-
SQM Indonesia S.A.	Indonesia	USD	80	5	-	5	1	-	1	-	-
North American Trading Company	United States	USD	100	161	145	306	39	-	39	-	-
SQM Virginia LLC	United States	USD	100	14,834	14,379	29,213	14,834	-	14,834	-	(1)
SQM Comercial de México S.A. de C.V.	Mexico	USD	100	58,332	1,410	59,742	60,646	-	60,646	130,861	(1,523)

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 9 - Investments and Disclosures on companies included in consolidation (continued)

12/31/2010
				Asset			Liability
Subsidiaries	Country of incorporation	Functional currency	Ownership %	Current ThUS$	Non- current ThUS$	Total ThUS$	Current ThUS$	Non- current ThUS$	Total ThUS$	Ordinary profit ThUS$	Net profit (loss) ThUS$
SQM investment Corporation N.V.	Netherlands Antilles	USD	100	71,100	551	71,651	49,515	742	50,257	14,255	587
Royal Seed Trading Corporation A.V.V.	Aruba	USD	100	88,567	-	88,567	96,627	-	96,627	-	(9,058)
SQM Lithium Specialties LLP	United States	USD	100	15,786	3	15,789	1,264	-	1,264	-	(1)
Soquimich SRL Argentina	Argentina	USD	100	472	-	472	109	-	109	-	(83)
Comercial Caimán Internacional S.A.	Panama	USD	100	339	-	339	1,080	-	1,080	-	(174)
SQM France S.A.	France	USD	100	345	6	351	114	-	114	-	-
Administración y Servicios Santiago S.A. de C.V.	Mexico	USD	100	47	-	47	854	195	1,049	2,597	(173)
SQM Nitratos México S.A. de C.V.	Mexico	USD	51	27	1	28	17	-	17	128	4
Soquimich European Holding B.V.	The Netherlands	USD	100	68,722	71,384	140,106	94,565	-	94,565	-	12,481
Fertilizantes Naturales S.A.	Spain	USD	66.67	16,515	(10)	16,505	15,175	-	15,175	64,748	749
Iodine Minera B.V.	The Netherlands	USD	100	10,122	-	10,122	1	-	1	1,467	1,175
SQM Africa Pty Ltd.	South Africa	USD	100	38,463	147	38,610	36,736	-	36,736	94,111	149
SQM Venezuela S.A.	Venezuela	USD	100	80	-	80	402	-	402	-	(161)
SQM Oceania Pty Ltd.	Australia	USD	100	1,466	-	1,466	533	-	533	2,207	120
SQM Agro India Pvt. Ltd.	India	USD	100	231	4	235	149	-	149	-	(14)
SQM Beijin Commercial Co. Ltd.	China	USD	100	131	42	173	77	-	77	1,462	(4)
Total				3,426,343	2,254,796	5,681,139	2,824,693	347,935	3,172,628	3,186,348	546,318

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 10 - Investment in associated companies recognized using the equity method of accounting

10.1            Investment in associated companies recognized using the equity method of accounting

As of March 31, 2011 and December 31, 2010 in accordance with criteria established in Note 2.4 and Note 2.12, investment in associated companies accounted for using the equity method and investments in business combinations are as follows:

	Note Nº	3/31/2011 ThUS$	12/31/2010 ThUS$

Investments in associated companies	11.1 to 11.3	40,908	38,262
Business combination	12.0 to 12.4	26,136	24,009

Total		67,044	62,271

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

10.2            Assets, liabilities, revenue and ordinary expenses of associates

					3/31/2011
					Asset			Liability
TAX ID No.	Associated company	Country of incorporation	Functional currency	Current ThUS$	Non- current ThUS$$	Total ThUS$	Current ThUS$	Non- current ThUS$	Total ThUS$	Ordinary income ThUS$	Net Income (loss) ThUS$
77.557.430-5	Sales de Magnesio Ltda.	Chile	Chilean Peso	3,893	3	3,896	885	-	885	1,730	371
Foreign	Abu Dhabi Fertilizer Industries WWL	Arabia	United Arab Emirates Dirham	20,053	2,159	22,212	7,404	-	7,404	8,746	677
Foreign	Doktor Tarsa Tarim Sanayi AS	Turkey	Turkish Lira	51,010	7,845	58,855	34,558	13	34,571	12,312	1,510
Foreign	Nutrisi Holding N.V.	Belgium	Euro	542	12,835	13,377	268	3,414	3,682	-	1,202
Foreign	Ajay North America	United States	US $ Dollar	20,185	7,580	27,765	9,366	-	9,366	16,458	1,982
Foreign	Nutrichem Benelux	Belgium	Euro	-	-	-	-	-	-	-	-
Foreign	Ajay Europe SARL	France	Euro	19,151	2,459	21,610	8,951	-	8,951	-	711
Foreign	Generale De Nutrition	Belgium	Euro	-	-	-	-	-	-	-	-
Foreign	Mirs Specialty Fertilizers	Egypt	Egyptian pound	3,014	3,214	6,228	2,980	226	3,206	-	-
Foreign	SQM Eastmed Turkey	Turkey	Euro	22	542	564	244	-	244	607	(36)
Foreign	SQM Thailand Co. Ltd.	Thailand	Thai Bath	6,491	570	7,061	3,202	-	3,202	1,873	59
	Total			124,361	37,207	161,568	67,858	3,653	71,511	41,726	6,476

					12/31/2010
					Asset			Liability		Ordinary	Net Income
TAX ID No.	Associated company	Country of incorporation	Functional currency	Current ThUS$	Non- current ThUS$$	Total ThUS$	Current ThUS$	Current ThUS$	Non- current ThUS$$	income ThUS$ Total ThUS$	(loss) ThUS$ Current ThUS$
77.557.430-5	Sales de Magnesio Ltda.	Chile	Chilean Peso	3,844	3	3,847	1,143	-	1,143	6,494	1,408
Foreign	Abu Dhabi Fertilizer Industries WWL	Arabia	United Arab Emirates Dirham	19,909	2,092	22,001	7,869	-	7,869	35,506	1,960
Foreign	Doktor Tarsa Tarim Sanayi AS	Turkey	Turkish Lira	49,013	7,840	56,853	33,229	27	33,256	64,540	8,003
Foreign	Nutrisi Holding N.V.	Belgium	Euro	449	10,768	11,217	3,228	-	3,228	-	3,056
Foreign	Ajay North America	United States	US $ Dollar	15,585	6,926	22,511	5,168	-	5,168	52,237	4,143
Foreign	Nutrichem Benelux	Belgium	Euro	-	-	-	-	-	-	-	-
Foreign	Ajay Europe SARL	France	Euro	15,428	2,223	17,651	6,519	-	6,519	41,992	2,212
Foreign	Generale De Nutrition	Belgium	Euro	-	-	-	-	-	-	-	-
Foreign	Mirs Specialty Fertilizers	Egypt	Egyptian pound	3,013	3,214	6,227	2,980	226	3,206	4,231	(521)
Foreign	SQM Eastmed Turkey	Turkey	Euro	34	592	626	247	-	247	646	-
Foreign	SQM Thailand Co. Ltd.	Thailand	Thai Bath	5,307	587	5,894	2,035	-	2,035	11,149	594
	Total			112,582	34,245	146,827	62,418	253	62,671	216,795	20,855

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 10 - Investment in associated companies recognized using the equity method of accounting (continued)

10.3           Detail of investments in associates

    The Company’s ownership in its associated companies is detailed as follows:

Associated company	Main activities of the associated company	Ownership %	Investment 3/31/2011 ThUS$	Investment 12/31/2010 ThUS$
Sales de Magnesio Ltda.	Commercialization of magnesium salts.	50%	1,505	1,352
Abu Dhabi Fertilizer Industries Co. W.W.L.	Distribution and commercialization of specialty plant nutrients in the Middle East.	50%	7,404	7,066
Ajay North America L.L.C	Production and commercialization of iodine derivatives.	49%	7,660	7,251
Doktor Tarsa Tarim Sanayi AS	Distribution and commercialization of specialty plant nutrients in Turkey.	50%	12,142	11,799
Nutrisi Holding N.V.	Holding company	50%	4,218	3,551
Ajay Europe SARL	Production and distribution of iodine and iodine derivatives	50%	4,840	4,076
NU3 B.V.	Production of liquid and solid fertilizers	100%	-	-
NU3 N.V.	Production of liquid and solid fertilizers	50%	-	-
Mirs Specialty Fertilizers S.A.E.	Production and commercialization of specialty liquid fertilizers for Egypt.	47.4857%	1,435	1,435
SQM Eastmed Turkey	Production and commercialization of specialty products.	50%	160	189
SQM Thailand Co. Ltd.	Distribution and commercialization of specialty plant nutrients.	40%	1,544	1,543
Total			40,908	38,262

The Company has no participation in unrecognized losses in investments in associated companies.

The Company has no associated companies not recognized using the equity method

The equity method was applied on balance sheets as of March 31, 2011.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 11- Joint Ventures

11.1	Policy for the accounting for joint ventures in a Parent Company’s separate financial statements

The method for the recognition of joint ventures in which participation initially is recorded at cost and subsequently adjusted considering changes after the acquisition in the portion of the entity’s net assets of the entity which correspond to the investor. Profit for the period investor will collect the portion which belongs to it in the results of the controlled entity as a whole.

11.2	Disclosures on interest in joint ventures

a)	Operations conducted in 2011

On January 27, 2011, the subsidiary SQM Industrial S.A. increased its capital in ThUS$2,500, in Sichuan SQM Migao Chemical Fertilizer Co.

b)	Operations conducted in 2010

On March 4, 2010, SQM Industrial signed an agreement with Qingdao Star Plant Protection Technology Co., Ltd., through which the companies formed a joint venture SQM Qingdao-Star Co, Ltd. Each party contributed capital amounting of ThUS$2,000 for share of 50%.

On June 24, 2010, SQM Industrial S.A. conducted a contribution amounting to ThUS$2,500 in SQM Migao Sichuan.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 11 - Policy and information to be disclosed on ownerships in Joint Ventures (continued)

11.3	Detail of assets, liabilities and profit or loss on significant investments in joint ventures by company as of March 31, 2011 and as of December 31, 2010, respectively:

				3/31/2011
					Asset			Liability				Profit (loss)
TAX ID No.	Associated	Country of incorporation	Functional currency	Current ThUS$	Non- current ThUS$	Total ThUS$	Current ThUS$	Non- current ThUS$	Total ThUS$	Profits ThUS$	Expenses ThUS$	for the period ThUS$
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	China	US $ Dollar	7,397	11,096	18,493	5,264	-	5,264	94	(286)	(192)
Foreign	Coromandel SQM	India	Indian Rupee	438	433	871	11	-	11	27	(37)	(10)
Foreign	SQM Vitas	U.A.Emirates	U.A.E. Dirham	27,155	9,377	36,532	895	-	895	7,447	(5,987)	1,460
Foreign	SQM Qindao-Star Co. Ltda.	China	US $ Dollar	3,198	371	3,569	1,502	-	1,502	960	(920)	40
	Total			38,188	21,277	59,465	7,672	-	7,672	8,528	(7,230)	1,298

				12/31/2010
					Asset			Liability				Profit (loss)
TAX ID No.	Associated	Country of incorporation	Functional currency	Current ThUS$	Non- current ThUS$	Total ThUS$	Current ThUS$	Non- current ThUS$	Total ThUS$	Profits ThUS$	Expenses ThUS$	for the period ThUS$
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	China	US $ Dollar	2,987	11,677	14,664	3,744	-	3,744	-	(46)	(46)
Foreign	Coromandel SQM	India	Indian Rupee	10	862	872	7	-	7	3	-	3
Foreign	SQM Vitas	U.A.Emirates	U.A.E. Dirham	27,534	9,499	37,033	2,828	-	2,828	19,954	(18,756)	1,198
Foreign	SQM Qindao-Star Co. Ltda.	China	US $ Dollar	2,448	387	2,835	808	-	808	2,900	(2,873)	27
	Total			32,979	22,425	55,404	7,387	-	7,387	22,857	(21,675)	1,182

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Nota 11 -  Policy and information to be disclosed on ownerships in Joint Ventures (continued)

11.4	Detail of the amount of gain (loss) net of investments in significant joint ventures by company:

Associated company name	Main activities of the associated	Ownership %	Investment 3/31/2011 ThUS$	Investment 12/31/2010 ThUS$

Coromandel SQM	Production and distribution of potassium nitrate.	50%	430	432
Sichuan SQM Migao Chemical Fertilizer Co. Ltda.	Production and distribution of soluble fertilizers.	50%	7,839	5,461
SQM Vitas	Production and commercialization of specialty plant and animal nutrition and industrial hygiene.	50%	16,833	17,102
SQM Quindao-Star Co. Ltda.	Production and distribution of nutrient plant solutions with specialties NPK soluble.	50%	1,034	1,014
Total			26,136	24,009

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 12 -  Intangible assets and goodwill

12.1 Balances

	3/31/2011	12/31/2010
Balances	ThUS$	ThUS$

Intangible assets other than goodwill	4,260	3,270
Goodwill	38,388	38,388

Total	42,648	41,658
12.2  Disclosures on intangible assets and goodwill

Intangible assets relate to goodwill, water rights, trademarks, industrial patents, rights of way and IT programs.

Balances and movements in the main classes of intangible assets as of March 31, 2011 and   December 31, 2010 are detailed as follows:

			3/31/2011
Description of classes of intangible assets	Useful life	Gross amount ThUS$	Accumulated amortization ThUS$	Net amount ThUS$

Goodwill	Indefinite	39,961	(1,573)	38,388
Water rights	Indefinite	3,536	(1,993)	1,543
Rights of way	Finite	548	(153)	395
Industrial patents	Finite	1,197	(711)	486
Trademarks	Finite	3,817	(3,814)	3
IT programs	Finite	2,804	(971)	1,833

Total		51,863	(9,215)	42,648

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 12 -  Intangible assets and goodwill (continued)

12.2  Disclosures on intangible assets and goodwill (continued)

			12/31/2010
Description of classes of intangible assets	Useful life	Gross amount ThUS$	Accumulated amortization ThUS$	Net amount ThUS$

Goodwill	Indefinite	39,961	(1,573)	38,388
Water rights	Indefinite	3,536	(1,990)	1,546
Rights of way	Finite	548	(152)	396
Industrial patents	Finite	1,197	(696)	501
Trademarks	Finite	3,817	(3,813)	4
IT programs	Finite	1,664	(841)	823

Total		50,723	(9,065)	41,658

a)	Estimated useful lives or amortization rates used for finite identifiable intangible assets

Finite useful life, measures the lifetime or the number of productive units or other similar which constitute its useful life.

The estimated useful life for software is 3 years for other finite useful life assets, the period in which they are amortized relate to periods defined by contracts or rights which generate them.

Indefinite useful life intangible assets mainly relate to water rights and rights of way, which were obtained as indefinite.

b)	Method used to express the amortization of identifiable intangible assets (life or rate)

The method used to express the amortization is useful life.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 12 -  Intangible assets and goodwill (continued)

c)	Minimum and maximum amortization lives or rates of intangible assets:

Estimated useful lives or amortization rate	Minimum life or rate	Maximum life or rate

Water rights	Indefinite	Indefinite
Rights of way	1 year	20 years
Industrial patents	1 year	16 years
Trademarks	1 year	5 years
IT programs	2 years	3 years

d)	Information to be disclosed on assets generated internally

Company has no intangible assets generated internally

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 12 -  Intangible assets and goodwill (continued)

e)	Movements in identifiable intangible assets as of March 31, 2011

Movements in identifiable intangible assets	Net Goodwill ThUS$	Water rights, Net ThUS$	Rights of way, Net ThUS$	Industrial patents, Net ThUS$	Trademarks, Net ThUS$	Computer Software, Net ThUS$	Identifiable intangible assets, Net ThUS$

Opening balance	38,388	1,546	396	501	4	823	41,658

Additions	-	-	-	-	-	1,200	1,200
Amortization	-	(3)	(1)	(15)	(1)	(190)	(210)
Other increases (decreases)	-	-	-	-	-	-	-

Ending balance	38,388	1,543	395	486	3	1,833	42,648

f)	Movements in identifiable intangible assets as of December 31, 2010

Movements in identifiable intangible assets	Net Goodwill ThUS$	Water rights, Net ThUS$	Rights of way, Net ThUS$	Industrial patents, Net ThUS$	Trademarks, Net ThUS$	Computer Software, Net ThUS$	Identifiable intangible assets, Net ThUS$

Opening balance	38,388	1,549	395	570	-	322	41,224

Additions	-	91	-	-	-	839	930
Amortization	-	(94)	-	(69)	(368)	(338)	(869)
Other increases (decreases)	-	-	1	-	372	-	373

Ending balance	38,388	1,546	396	501	4	823	41,658

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 13 -  Property, plant and equipment

Property, plant and equipment as of March 31, 2011 and December 31, 2010 are detailed as follows:

13.1	Classes of property, plant and equipment

Description of classes of property, plant and equipment	3/31/2011 ThUS$	12/31/2010 ThUS$

Property, plants and equipment, net

Construction-in-progress	436,194	356,551
Land	107,859	107,869
Buildings	88,674	88,320
Plant and equipment	479,062	492,525
IT equipment	3,693	3,897
Fixed facilities and accessories	321,971	327,511
Motor vehicles	48,016	48,936
Other property, plant and equipment	29,881	28,364
Total	1,515,350	1,453,973
Property, plant and equipment, gross

Construction-in-progress	436,194	356,551
Land	107,859	107,869
Buildings	224,315	221,715
Plant and equipment	1,198,160	1,184,270
IT equipment	22,996	22,759
Fixed facilities and accessories	534,298	531,423
Motor vehicles	153,239	151,544
Other property, plant and equipment	50,083	47,910
Total	2,727,144	2,624,041

Accumulated depreciation and value impairment of property, plant and equipment
Accumulated depreciation and value impairment of buildings	135,641	133,395
Accumulated depreciation and value impairment of plant and equipment	719,098	691,745
Accumulated depreciation and value impairment of IT equipment	19,303	18,862
Accumulated depreciation and value impairment of fixed facilities and accessories	212,327	203,912
Accumulated depreciation and value impairment of motor vehicles	105,223	102,608
Accumulated depreciation and value impairment of other	20,202	19,546
Total	1,211,794	1,170,068

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 13 -  Property, plant and equipment (continued)

13.2	Reconciliation of changes in property, plant and equipment by class as of March 31, 2011 and as of December 31, 2010:

Reconciliation entries of changes in property, plant and equipment by class as of March 31, 2011	Construction in-progress	Land	Buildings, net	Plant and equipment, net	IT equipment, net	Fixed facilities and accessories, net	Motor vehicles, net	Improvement of lease fixed assets, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	356,551	107,869	88,320	492,525	3,897	327,511	48,936	-	28,364	1,453,973

Changes
Additions	114,993	-	-	32	12	-	59	-	4	115,100
Divestitures	-	-	(7)	(36)	(68)	(7)	(461)	-	(115)	(694)
Depreciation expense	-	-	(2,239)	(27,334)	(483)	(8,390)	(2,691)	-	(992)	(42,129)
Increase(decrease) in foreign currency exchange	-	(10)	-	7	114	(11)	(6)	-	44	138
Other increases (decreases)(*)	(35,350)	-	2,600	13,868	221	2,868	2,179	-	2,576	(11,038)

Total changes	79,643	(10)	354	(13,463)	(204)	(5,540)	(920)	-	1,517	61,377

Ending balance	436,194	107,859	88,674	479,062	3,693	321,971	48,016	-	29,881	1,515,350

(*) Net balance of other increases (decreases) corresponds to:1) expenses related to investments plan which are charged to income (forming part of operating costs or from other expenses by function, as applicable), 2) the variation represented by the acquisition and use of materials and spare-parts and 3) projects mainly related to prospecting expenditures and stain development.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Nota 13 -  Property, plant and equipment (continued)
13.2	Reconciliation of changes in property, plant and equipment by class as of March 31, 2011 and as of December 31, 2010:
(continued):

Reconciliation entries of changes in property, plant and equipment by class as of December 31, 2010	Construction in-progress	Land	Buildings, net	Plant and equipment, net	IT equipment, net	Fixed facilities and accessories, net	Motor vehicles, net	Improvement of lease fixed assets, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	379,416	108,356	86,252	453,859	3,853	193,893	55,341	-	19,576	1,300,546

Changes
Additions	351,792	386	1,021	512	123	41	450	-	126	354,451
Divestitures	-	(26)	(114)	(3,391)	(26)	-	-,	-	(116)	(3,673)
Depreciation expense	-	-	(9,226)	(88,640)	(1,537)	(29,342)	(11,837)	-	(3,326)	(143,908)
Increase(decrease) in foreign currency exchange	-	-	2	55	-	14	13	-	2	86
Other increases (decreases) (*)	(374,657)	(847)	10,385	130,130	1,484	162,905	4,969	-	12,102	(53,529)

Total changes	(22,865)	(487)	2,068	38,666	44	133,618	(6,405)	-	8,788	153,427

Ending balance	356,551	107,869	88,320	492,525	3,897	327,511	48,936	-	28,364	1,453,973

(*) Net balance of other increases (decreases) corresponds to:1) expenses related to investments plan which are charged to income (forming part of operating costs or from other expenses by function, as applicable), 2) the variation represented by the acquisition and use of materials and spare-parts and 3) projects mainly related to prospecting expenditures and stain development.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 13 -  Property, plant and equipment (continued)

13.3	Detail of property, plant and equipment pledged as guarantee

There are no restrictions in title or guarantees for the compliance with obligations which affect property, plant and equipment.

13.4	Additional information

Lease fixed assets

Investment properties include lease assets.  The detail is as follows:

Description of assets	3/31/2011	12/31/2010
	ThUS$	ThUS$

2 floors of the Las Americas Building, net	1,365	1,373
Total (net)	1,365	1,373

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 13 -  Property, plant and equipment (continued)

1)	Interest capitalized in construction-in-progress

The amount capitalized for this concept amounted to ThUS$ 5,232 as of March 31, 2011 and ThUS$25,947 as of December 31, 2010

Financing costs are not capitalized for periods which exceed the normal term of acquisition, construction or installation of the asset, such as the case of delays, interruptions or temporary suspension of the project due to technical, financial or other issues, which prevent that the asset is maintained in good conditions for its use.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note  14 -  Leases

14.1	Disclosure on finance lease: Lessee

The asset acquired under the financial lease agreement method relates to a contract which SQM S.A. has with Inversiones La Esperanza S.A. which began in June 1992 and ends on June 31, 2011. The agreement entered indicates 230 installments with a sum of UF 663.75 each with an annual interest rate of 8.5%.

The Company maintains financial lease arrangements as lessee for which there are no contingent installments or restrictions which should be reported.

The net amount in book value as of March 31, 2011 and December 31, 2010 amounted to ThUS$1,365 and ThUS$ 1,373, respectively.

14.2	Investment property in finance leases:

Description of total investment property under finance lease,	3/31/2011	12/31/2010
net:	ThUS$	ThUS$

Financial lease, Las Americas Building	1,365	1,373

Total	1,365	1,373

14.3	Reconciliation of finance lease minimum payments , lessee:

The reconciliation between the total gross investment and the present value is as follows:

		3/31/2011 ThUS$			12/31/2010 ThUS$
Minimum payments to be made	Gross investment	Deferred interest	Present value	Gross investment	Deferred interest	Present value

Not exceeding one year	120	(2)	118	213	(6)	207
Subsequent to 1 year but less than 5 years				-	-	-
Total	120	(2)	118	213	(6)	207

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note  15  Employee benefits

15.1 Provisions for employee benefits

	3/31/2011	12/31/2010
Classes of benefits and expenses by employee	ThUS$	ThUS$
Currents
Profit sharing and bonuses	42,666	44,011
Total	42,666	44,011

Non- currents
Profit sharing and bonuses	2,350	800
Severance indemnities	27,125	27,208
Pension Plan	702	702
Total	30,177	28,710

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note  15  Employee benefits (continued)

15.2	Policies on defined benefit plan

This policy is applied to all benefits recognized received for services provided by the Company's employees.

Short-term benefits for active employees are represented by salaries, social welfare benefits, paid time-off, sickness leaves and other leaves, profit sharing and incentives and non-monetary benefits; e.g., healthcare service, housing, subsidized or free goods or services. These will be paid in a term which does not exceed twelve months.

The Company only provides compensation and benefits to active employees, except for SQM North America which is explained in 16.4.

For each incentive bonus delivered to the Company’s employees, there will be a disbursement in the first quarter of the following year and this will be calculated based on Profit for the period at the end of each period applying a factor obtained subsequent to the employee appraisal process.

The personnel benefits includes withholding bonds for the Company’s executives which relates to the Company’s share prices that is payable in cash, the short-term portion is expressed as current provision for employee benefits and the long-term as non-current provision for employee benefits.

The personnel benefits include a bonus provided to the Company’s directors is calculated based on Profit for the period at each year-end and will consider the application of a percentage factor.

The benefit relates to vacations (short-term (current) benefits to employees), which is provided in the Labor Code which indicates that employees with more than a year of service will be entitled to annual holidays for a period not lower than fifteen paid business days. The Company provides the benefit of two additional vacation days.

Staff severance indemnities are agreed and payable based on the last salary for each year of service for the Company or with certain maximum limits in respect to the number of years to be considered or in respect to monetary terms. In general, this benefit is payable when the employee or worker ceases to provide his/her services to the Company and the right for its collection can be acquired because of different causes, as indicated in the respective agreements; e.g., retirement, dismissal, voluntary retirement, incapacity or disability, death, etc.

Law No. 19,728 published on May 14, 2001 which became effective on October 1, 2002 required “Compulsory Unemployment Insurance” in favor of all depending employees regulated by the Chilean Labor Code.  Article 5 of this law provided the financing of this insurance through monthly contribution payments by both the employee and the employer.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note  15   Employee benefits (continued)

15.3  Other long-term benefits

The other long-term benefits relate to staff severance indemnities and are recorded at their actuarial value.

	3/31/2011	12/31/2010
Staff severance indemnities at actuarial value	ThUS$	ThUS$
Staff severance indemnities, Chile	26,495	26,577
Other obligations in companies elsewhere	630	631
Total other non-current liabilities	27,125	27,208

SQM North America’s pensions plan	702	702
Total post employment obligations	702	702

Staff severance indemnities have been calculated under the actuarial assessment method of the Company’s obligations with respect to staff severance indemnities, which relate to defined benefit plans which consist of days of remuneration per year served at the time of retirement under conditions agreed in the respective agreements established between the Company and its employees.

The methodology followed to determine the accrual for all the employees adhered to agreements considers turnover and salary increase rates according to the valuation method referred to as Accumulated Benefit Valuation or Accrued Cost of the Benefit Method. This methodology is established in IAS 19.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note  15  - Employee benefits (continued)

About the characteristics of the indemnity fund

Under this benefit plan, the Company retains the obligation for the payment of staff severance indemnities related to retirements without establishing a separate fund with specific assets, which is referred to as not funded. The discount interest rate of expected flows to be used was 6%.

Benefit payment conditions

The staff severance indemnity benefit relates to remuneration days for year worked for the Company with no limit of salary or years of services for the Company, when employees cease to work for the Company due to turnover or death.  In this case, the maximum age for men is 65 years and 60 years old for women, which are the usual ages for retirement due to achieving the senior citizen age according to the Chilean pensions system provided in Decree Law 3,500 of 1980.

Methodology

The determination of the obligation for benefits under IAS 19, Projected Benefit Obligation (PBO) is described as follows:

To determine the Company's total liability, we used a mathematical simulation model which was programmed using a computer and which processed the situation of each employee on an individual basis.

This model considered months as discrete time; i.e., the Company determined the age of each person and his/her salary on a monthly basis according to the growth rate. Thus, information on each person was simulated from the beginning of the life of his/her employment contract or when he/she started earning benefits up to the month in which it reaches the normal retirement age, generating in each period the possible retirement according to the Company’s turnover rate and the mortality rate according to the age reached. When he/she reaches the retirement age, the employee finishes his/her service for the Company and receives indemnity related to retirement due to old age.

The methodology followed to determine the accrual for all the employees adhered to agreements has considered turnover rates and the mortality rate RV-2010 established by the Chilean Superintendence of Securities and Insurance to calculate pension-related life insurance reserves in Chile according to the Accumulated Benefit Valuation or Accrued Cost of Benefit Method. This methodology is established in IAS 19 Retirement Benefit Costs.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note  15  -Employee benefits (continued)

15.4	Employee post-retirement liabilities

Our subsidiary, SQM North America has established with its employees certain pension plans for retired employees, which are calculated measuring the expected future forecasted staff severance indemnity obligation using a net salary gradual rate of restatements for inflation, mortality and turnover assumptions discounting the resulting amounts at present value using an interest rate of 6.5%. for 2011 and 2010. The net balance of this liability is presented under non-current provisions for employee benefits.

The table below establishes the status of the plan financing and the amounts recognized in the consolidated balance sheet:

Reconciliation table	2011	2010
	ThUS$	ThUS$
Variation in the benefit liability:
Benefit liability at the beginning of year	6,792	6,792
Cost of service	1	1
Interest cost	427	427
Actuarial loss	(374)	(374)
Benefits paid	(297)	(297)
Benefit liability at year-end	6,549	6,549

Change in the plan’s assets:
Fair value of the plan’s assets at beginning of year	5,082	5,082
Contributions by the employer	192	192
Actual return (loss) on plan assets	869	869
Benefits paid	(296)	(296)
Fair value of the plan assets’ at year-end	5,847	5,847

Status of financing	(702)	(702)
Items not yet recognized as net regular provisional cost elements:
Net actuarial loss at the beginning of year	(3,130)	(3,130)
Amortization during the period	154	154
Net gain or loss estimated during the period	865	865
Adjustment made to recognize the minimum pension-related liability	(2,111)	(2,111)
Accrued pension-related (liability) / prepaid pension-related cost	(702)	(702)

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note  15  - Employee benefits (continued)

15.4	Employee post-retirement liabilities

As of March 31, 2011 and as of December 31, 2010, the net regular pension-related expense was composed of the following elements:

	2011	2010
Reconciliation	ThUS$	ThUS$

Costs or benefits of services earned during the period	1	1
Cost of interest in benefit liability	427	423
Actual return in plan’s assets	(869)	(1,173)
Amortization of loss from prior periods	154	198
Net gain for the period	492	889
Net regular pension-related expense	205	338

As of March 31, 2011 and December 31, 2010, distributions of the plan assets by category are detailed as follows:

	2011	2010

Growth amounts	59%	59%
International amounts	25%	25%
Growth and income amounts	-	-
Taxable bonus	14%	14%
Treasury amounts	0%	0%
Money market funds	2%	2%
	100%	100%

15.5	Severance indemnities

Severance indemnities obligation calculated at actuarial value present the following movements:

	2011 ThUS$	2010 ThUS$
Opening balance	(27,208)	(28,682)
Cost of current service	(1,228)	(3,583)
Cost of interest	(424)	(1,889)
Actuarial gains / losses	9	88
Contributions paid	1,726	6,858
Balance as of December 31	(27,125)	(27,208)

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note  15  - Employee benefits (continued)

15.5	Severance indemnities (continued)

The recorded liability regarding to severance indemnity is valued based on the actuarial value method, to which the following actuarial hypothesis are used:

	3/31/2011	12/31/2010
Mortality table	RV - 2009	RV - 2009
Actual annual interest rate	6%	6%
Voluntary retirement turnover rate:
Men	0.9%	0.9%	annual
Women	1.53%	1.53%	annual
Wage increase	3.0%	3.0%	annual
Retirement age:
Men	65	65	years
Women	60	60	years

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 16 – Executive compensation plan

In order to retain the Company’s executives, SQM implemented a compensation plan. This plan operates through granting payments based on changes in the price of SQM’s shares, settled in cash, allowing these executives to exercise their right up to 2016.

Plan features
This compensation plan is linked to the Company’s performance through SQM’ Series B shares (The Santiago Stock Exchange)

Executives included in this plan:
This compensation plan considers 42 Company’s executives, which are entitled to this benefit, provided that they stay working for the Company during the implementation dates related to these options. The exercise dates of these options will be the first 7 calendar days of May of the current fiscal year.

Compensation:
The compensation of each executive corresponds to the difference between the share’s average price during April of each year compared to the base price appointed by Company’s’ management. The base price established by the Company for this compensation plan is US$ 50 per share, for those granted in 2010 and US$ 9.30 for those granted in 2005.

Method and valuation model for this compensation plan:

In order to determine the weighted average fair value of these options, the Company used the following variables:

Variables and sensitivities of the model	2011	2010
Expected volatility (%)
Annualized for SQM (*)	2.,51%	21.51%
Annualized for CLP/USD (*)	10.00%	10.00%
Free interest rate risk (%)	2.40%	2.40%
Option expected life (years)	3.3 years	3.3 years
Weighted average price of the share (US$)	57	57
Dividend rate (%)	1.61%	1.61%
Period covered	60 months	60 months
Model used	Binomial	Binomial

(*) calculated based on 252 trading days.
SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 16 – Executive compensation plan (continued)

Movements for the period on options in force, the weighted average price of options for the period and average contractual life on options in force as of March 31, 2011 and as of December 31 are as follows:

Movements for the period	2011	2010
In force as of January 1	3,430,000	1,210,000
During the period		2,370,000
Payments made		-
Exercised during the period		150,000
Overdue during the period		-
In circulation as of December 31	3,430,000	3,430,000
Can be exercised as of December 31		-
Weighted average contractual life	57 months	60 months

As of March 31, 2011 and December 31, 2010, the amounts accrued by the plan are detailed as follows
Effect on income (loss)	2011 ThUS$	2010 ThUS$
Accrued amount during the year	7,000	22,782

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 17. Disclosures on net equity

The detail and movements in the funds of net shareholders’ equity accounts are shown in the Consolidated statement of changes in net shareholders’ equity.

17.1	Disclosures on capital management

The main objective of capital management, related to the management of the Company’s equity is as follows

-	Ensuring its regular operation and the business continuity in the long-term.
-	Ensuring the financing of new investments in order to maintain sustainable growth throughout time.
-	Maintaining proper capital structure in accordance with the economic cycles impacting the business and to the nature of the industry.
-	Maximizing the value of SQM Group in the medium and long-term.

In line with that indicated above, the capital requirements are included based on the Group’s financing needs, to maintain a proper liquidity level and comply with the financial safeguards established in the debt covenants in force. SQM Group manages its capital structure and makes adjustments based on the economic conditions currently prevailing, in order to mitigate the risks associated with adverse market conditions and to take advantage of the opportunities which could be generated to improve the Company’s liquidity position.

The management of SQM Group controls capital management based on the ratios indicated as follows:

CAPITAL MANAGEMENT	3/31/2011	12/31/2010	Description (1)	Calculation (1)

Net financial debt	561,083	584,357	Financial Debt - Financial Resources	Other current financial liabilities + Other non-current financial liabilities – Cash and cash equivalents – Other current financial assets
Liquidity	3.60	3.55	Current Asset Divided by Current Liability	Total Current Assets /Total Current Liabilities
Net debt / Capitalization	0.24	0.26	Net Financial Debt Divided by Total Equity	Net financial debt / (Net financial debt + Total Equity)
ROE	23.7%	23.2%	Profit Divided by Total Equity	Profit / Total Equity
ROA	22.1%	20.9%	EBITDA – Depreciation Divided by Total Assets net of financial resources less investments in related companies	(Gross profit – Administrative expenses)/ (Total assets – Cash and cash equivalents – Other current financial assets – investments accounted for using the equity method)
DFN/ EBITDA	0.74	0.85		EBITDA = Gross Profit + Depreciation – Administrative expenses

			(1) Assumes absolute value of the different accounts

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 17. Disclosures on net equity (continued)

The consolidated maximum indebtedness level of SQM S.A. will relate to the Debt/Equity ratio of “one point five”. This limit can only be exceeded provided that the Management of SQM S.A. has an authorization previously granted by the shareholders at the respective General Extraordinary Meeting of Shareholders.

No changes have been recorded in the objectives or capital management policies within the reported periods.

17.2	Disclosures on preferred share capital

Issued share capital is divided into 263,196,524 fully paid and subscribed shares with no par value composed of a Series "A" with142,819,552 shares and Series “B” shares with 120,376,972 shares, where both series are preferred shares.

The preferential voting rights of each series are as follows:

Series “A”:
If the election of the President of the Company results in a tied vote, the Company's directors may vote once again, without the vote of the director elected by the Series B shareholders

Series “B”:
1)	A general or extraordinary shareholders' meeting may be called at the request of shareholders representing 5% of the Company's Series B shares.
2)	An extraordinary meeting of the Board of Directors may be called with or without the agreement of the Company's President, at the request of the director elected by Series B shareholders.

As of March 31, 2011 and as of December 31, 2010, the Group does not maintain any dominant company's shares either directly or through investees.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Nota 17. Disclosures on net equity (continued)

Detail of classes of capital in preferred shares:

Class of capital in preferred shares	3/31/2011		12/31/2010
Description of class of capital in preferred shares	Series A	Series B	Series A	Series B
Number of authorized shares	142,819,552	120,376,972	142,819,552	120,376,972
Par value of shares in ThUS$	-	-	-	-
Capital amount in shares ThUS$	134,750	342,636	134,750	342,636
Amount of premium issuance ThUS$	-	-	-	-
Amount of reserves ThUS$	-	-	-	-
Number of fully subscribed and paid shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of subscribed, partially paid shares	-	-	-	-
Total number of subscribed shares	142,819,552	120,376,972	142,819,552	120,376,972

As of March 31, 2011, and as of December 31, 2010, the Company has not placed any new issuances of shares in the market.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 17. Disclosures on net equity (continued)

17.3	Dividend policy

As required by the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued and subscribed shares, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated Profit for the period for year ended as of December 31, 2009 unless and except to the extent it has a deficit in retained earnings (losses not absorbed in prior years.)

The Company’s dividend policy for 2010 is as follows:

-	Distribution and payment in favor of each shareholder of a final dividend which will be equivalent to 50% of Profit for the period obtained in 2010.

-
Distribution and payment, if possible during 2010, of a provisional dividend which will be recorded against the aforementioned final dividend. This provisional dividend will be paid probably during the last quarter of 2010 and its amount could not exceed 50% of the retained earnings for distribution obtained during 2010, which are reflected in the Company’s financial statements as of September 30, 2010.

-
The distribution and payment by the Company of the remaining balance of the final dividend related to Profit for the period for the 2010 commercial year in up to two installments, which will have to be effectively paid and distributed prior to June 30, 2011.

-
An amount equivalent to the remaining 50% of the Company’s Profit for the period for 2010 will be retained and destined to the financing of operations of one or more of the Company’s investment projects with no prejudice of the possible future capitalization of the entirety or a portion of this

-	The Board of Directors does not consider the payment of any additional or interim dividends.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 17. Disclosures on net equity (continued)

17.4	Provisional Dividends

On November 23, 2010, the Company’s Board agreed to  pay a provisional dividend amounting to ThUS$ 110,000, payable beginning on December 15, 2010.

At a Board of Directors meeting held on April 29, 2010, the Directors unanimously agreed to reduce the dividend distribution which implies to pay a final dividend of US$ 0.62131 per share as a result of such profit for the period. Notwithstanding the above, a deduction amounting to US$ 0.37994 per share should be applied to this final dividend, which was already paid as a provisional dividend. In line with this, the balance amounting to US$ 0.24137 per share, will be paid and distributed in favor of those Company’s shareholders registered with the respective shareholders ‘ registry as of   the fifth business day prior to the day in which this dividend will be paid.

At a Board of Directors meeting held on November 17, 2009, the Directors agreed to pay and distribute an interim dividend of US$0.37994 per share. This dividend totals approximately ThUS$100,000 and is equivalent to 40% of distributable Profit for the period for 2009, accumulated as of December 31, 2010. This dividend is payable with a charge to Profit for the period for that commercial year to SQM shareholders registered in the respective shareholders’ registry as of the fifth business day prior to December 16, 2009, in its equivalent in Chilean pesos, based on the observed dollar exchange rate as published in the Official Gazette of December 10, 2009.

The dividends which are presented deducted from equity are:

	2011 ThUS$	2010 ThUS$
Final Dividend	-	63,527
Provisional Dividend	-	110,000
Provision for minimum dividend	-	4,637
Reversal of prior year minimum dividend	-	-
Total	-	178,164

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 18 – Provisions and other non-financial liabilities

18.1	Classes of provisions

Description of classes of Provisions	3/31/2011 ThUS$	12/31/2010 ThUS$

Other current provisions

Provision for legal complaints	4,590	2,590
Other provisions	13,080	12,424
Total	17,670	15,014

Other non-currents provisions

Provision for legal complaints	2,000	2,000
Other provisions	3,500	3,500
Total	5,500	5,500

Provisions for legal complaints relate to legal expenses the resolution of which is pending in the lawsuit to make the disbursement for expenses incurred for this purpose.

18.2	Description of other provisions:
Description of other provisions	3/31/2011 ThUS$	12/31/2010 ThUS$
Current provisions, other short-term provisions
Provision for tax loss in fiscal litigation	1,659	1,634
Royalties, agreement with CORFO (the Chilean Economic Development Agency)	5,024	5,182
Temporary closure of El Toco operation	3,107	3,264
Retirement plan	880	880
Miscellaneous provisions	2,410	1,464
Total	13,080	12,424
Other long-term provisions
Mine closures	3,500	3,500
Total	3,500	3,500

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 18 – Provisions and other non-financial liabilities (continued)

18.3	Other non-financial liabilities, current

Description of other liabilities	3/31/2011 ThUS$	12/31/2010 ThUS$

Tax withholdings	3,196	5,529
VAT payable	2,668	12,416
Guarantees received	1,066	1,028
Provision for minimum dividend	5,830	4,637
Monthly Tax Provisional Payments	10,003	8,171
Deferred income	30,108	14,350
Withholdings from employees and salaries payable	6,002	4,936
Vacation accrual	12,526	14,854
Other currents liabilities	74	1,538
Total	71,473	67,459

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 18 – Provisions and other non-financial liabilities (continued)

18.4	Movements in provisions as of 3/31/2011

Description of items which gave rise to variations	Guarantee	Restructuring	Legal complaints	Expensive contracts	Restoration and rehabilitation dismantling costs	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	-	-	4,590	-	-	15,924	20,514
Changes in provisions:	-	-	-	-	-	-	-
Additional provisions	-	-	2,000	-	-	6,240	8,240
Increase (decrease) in existing provisions	-	-	-	-	-	-	-
Acquisition through business combinations	-	-	-	-	-	-	-
Divestitures through business disposals	-	-	-	-	-	-	-
Provision used	-	-	-	-	-	(5,622)	(5,622)
Reversal of unused provision	-	-	-	-	-	-	-
Increase due to adjustment in value of money throughout time	-	-	-	-	-	-	-
Increase (decrease) in discount rate	-	-	-	-	-	-	-
Increase (decrease) in foreign currency translation	-	-	-	-	-	38	38
Other increases (decreases)	-	-	-	-	-	-	-
	-	-	-	-	-	-	-
Total provisions, final balance	-	-	6,590	-	-	16,580	23,170

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 18 – Provisions and other non-financial liabilities (continued)

18.4	Movements in provisions as of 12-31-2010

Description of items which gave rise to variations	Guarantee	Restructuring	Legal complaints	Expensive contracts	Restoration and rehabilitation dismantling costs	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	-	-	590	-	-	19,352	19,942
Changes in provisions:	-	-	-	-	-	-	-
Additional provisions	-	-	4,000	-	-	14,301	18,301
Increase (decrease) in existing provisions	-	-	-	-	-	-	-
Acquisition through business combinations	-	-	-	-	-	-	-
Divestitures through business disposals	-	-	-	-	-	-	-
Provision used	-	-	-	-	-	(17,803)	(17,803)
Reversal of unused provision	-	-	-	-	-	-	-
Increase due to adjustment in value of money throughout time	-	-	-	-	-	-	-
Increase (decrease) in discount rate	-	-	-	-	-	-	-
Increase (decrease) in foreign currency translation	-	-	-	-	-	74	74
Other increases (decreases)	-	-	-	-	-	-	-
	-	-	-	-	-	-	-
Total provisions, final balance	-	-	4,590	-	-	15,924	20,514

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 18 – Provisions and other non-financial liabilities (continued)

18.5	Detail of main classes of provisions

Legal expenses: this provision depends on the pending resolution of a lawsuit to conduct the disbursement for expenses associated with and incurred for this purpose.

Tax accrual in tax litigation: this accrual relates to lawsuits pending resolution related to taxes in Brazil for two of our subsidiaries, SQM Brazil and NNC.

Royalties CORFO (Economic Development Agency) agreement: relates to the exploitation of mining properties which SQM Salar S.A. pays on a quarterly basis to the Economic Development Agency.  The amount of the lease payable is calculated based on sales of products extracted from the Atacama Saltpeter deposit.

The settlement of these will be performed on a quarterly basis.

Temporary closure of El Toco operation: The Company’s Board of Directors unanimously agreed to approve the temporary closure of Toco and Pampa Blanca mining sectors.  The Company accrued the legal severance indemnity for the employees subject to this closure.

Retirement plan: corresponds to a benefit agreed with employees to retire from the Company.  Those employees who invoked the agreed plan signed their consent as of December 31, 2010 and a portion of the effective retirement date took place during 2010 and the remaining portion will take place during 2011.

Through the present date, SQM and its subsidiaries do not present any uncertainty on the timing and amount of a class of accrual.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 19 – Contingencies and restrictions

The Company maintains lawsuits or other relevant legal actions which are detailed as follows:

19.1	Lawsuits or other relevant events.

1.	Plaintiff	:	Compañía de Salitre y Yodo Soledad S.A.
	Defendant	:	Sociedad Química y Minera de Chile S.A.
	Date of lawsuit	:	December 1994
	Court	:	Civil Court of Pozo Almonte
	Cause	:	Partial annulment of mining property, Cesard 1 to 29
	Instance	:	Evidence provided
	Nominal amount	:	ThUS$211

2.	Plaintiff	:	JB Comércio de Fertilizantes e Defensivos Agrícolas Ltda. (JB)
	Defendant	:	Nitratos Naturais do Chile Ltda. (NNC)
	Date of lawsuit	:	December 1995
	Court	:	1st Civil Court of Comarca de Barueri, Brazil.
	Cause	:	Seeks compensation claim on alleged damages as a result of the appointment of a new distributor within a territory subject to exclusivity.
	Instance	:	1st instance verdict against Nitratos Naturais do Chile Ltda. And appealed by the latter.
	Nominal amount	:	ThUS$1,800

3.	Plaintiff	:	Compañía Productora de Yodo y Sales S.A.
	Defendant	:	Sociedad Química y Minera de Chile S.A
	Date of lawsuit	:	November 1999
	Court	:	Civil Court of Pozo Almonte
	Cause	:	Partial annulment of mining property, Paz II1 to 25
	Instance	:	Evidence provided
	Nominal amount	:	ThUS$162

4.	Plaintiff	:	Compañía Productora de Yodo y Sales S.A.
	Defendant	:	Sociedad Química y Minera de Chile S.A.
	Date of lawsuit	:	November 1999
	Court	:	Civil Court of Pozo Almonte
	Cause	:	Partial annulment of mining property, Paz III 1 to 25
	Instance	:	Evidence provided
	Nominal amount	:	ThUS$204

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 19- Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events (continued).

5.	Plaintiff	:	Nancy Erika Urra Muñoz
	Defendant	:	Fresia Flores Zamorano, Duratec-Vinilit S.A. and SQM S.A. and Its insurance companies.
	Date of lawsuit	:	December 2008
	Court	:	1st Civil Court of Santiago
	Cause	:	Work accident
	Instance	:	Response
	Nominal amount	:	ThUS$550

6.	Plaintiff	:	Eduardo Fajardo Núñez, Ana María Canales Poblete, Raquel Beltrán Parra, Eduardo Fajardo Beltrán y Martina Fajardo Beltrán
	Defendant	:	SQM Salar S.A. and its insurers.
	Date of lawsuit	:	November 2009
	Court	:	20th Civil Court of Santiago
	Cause	:	Work accident
	Instance	:	Demand response.
	Nominal amount	:	ThUS$1,880

7.	Plaintiff	:	Poli Instalaciones Limitada
	Defendant	:	SQM Industrial S.A.
	Date of lawsuit	:	August 2010
	Court	:	Arbitrage procedure
	Cause	:	Seeks compensation for damages for the application of a contract clause which allows early agreement termination.
	Instance	:	Demand response
	Nominal amount	:	ThUS$ 484

8.	Plaintiff	:	Newland S.A.
	Defendant	:	SQM Industrial S.A.
	Date of lawsuit	:	August 2010
	Court	:	Arbitrage procedure
	Cause	:	Compensation for damages on alleged non-compliance of contractual obligations
	Instance	:	Evidence provided
	Nominal amount	:	ThUS$480

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 19 – Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events (continued).

9.	Plaintiff	:	María Loreto Lorca Morales, Nathan Guerrero Lorca, Maryori Guerrero Lorca, Abraham Guerrero Lorca, Esteban Guerrero Lorca and María Sol Osorio Tapia and Other
	Defendant	:	Gonzalo Daved Valenzuela, Julio Zamorano Avendaño, Comercial Transportes y Servicios Generales Julio Zamorano Avendaño E.I.R.L. and, severally, SQM S.A. and its insurance companies
	Date of lawsuit	:	August 2010
	Court	:	2nd First instance Court of Iquique
	Cause	:
Claim for damages by the collision of two trucks which belonged to third parties occurred in July  2008 near Pozo Almonte. As a result of this accident two workers were killed (Alberto Galleguillos Monardes and Fernando Guerrero Tapia)

	Instance	:	Demand response
	Nominal amount	:	ThUS$3,500

10.	Plaintiff	:	Sociedad Chilena del Litio Ltda.
	Defendant	:	SQM Salar S.A.
	Date of lawsuit	:	December 2010
	Court	:	Arbitrage procedure
	Cause	:	Product purchase Price
	Instance	:	Demand response. Counterclaim demand
	Nominal amount	:	ThUS$2,000

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 19 – Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events (continued).

11.	Plaintiff	:	City of Pomona California USA
	Defendant	:	SQM North America Corporation
	Date of lawsuit	:	December 2010
	Court	:	United States District Court Central District of California
	Cause	:
Payment of expenses and other amounts related to groundwater treatments in order to allow its consumption through the extraction of perchlorate existing within the water which presumably comes from Chilean fertilizers

	Instance	:	Demand.
	Nominal amount	:	Undetermined amount

12.	Plaintiff	:	City of Lindsay, California USA
	Defendant	:	SQM North America Corporation
	Date of lawsuit	:	December 2010
	Court	:	United States District Court Eastern District of California
	Cause	:
Payment of expenses and other amounts related to groundwater treatments in order to allow its consumption through the extraction of perchlorate existing within the water which presumably comes from Chilean fertilizers

	Instance	:	Demand
	Nominal amount	:	Undetermined amount

13	Plaintiff	:	Alejandro Tapia Moyano
	Defendant	:	SQM Nitratos S.A.
	Date of lawsuit	:	February 2011
	Court	:	Labor Court of Antofagasta
	Cause	:	Compensation for moral damage due to a disease allegedly contracted as a result of works performed
	Instance	:	Counterclaim reply .
	Nominal amounts	:	ThUS$200

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 19 – Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events (continued).

SQM S.A. and its subsidiaries have been participating and probably will continue to participate habitually as plaintiffs or defendants in various judicial proceedings that have been and will be filed and are subject to the decisions of the Ordinary Courts of Justice. Those proceedings, which are regulated by the applicable legal provision, mainly seek to exercise or oppose certain actions or exceptions related to certain mining concessions constituted or in the process of being constituted and do not and will not essentially affect the development of SQM S.A. and its subsidiaries.

Soquimich Comercial S.A. has been participating and probably will continue to participate habitually as a plaintiff in various judicial proceedings through which it seeks mainly to collect and receive the amounts owed to it. As of March 31, 2011 the total estimated nominal amount claimed in such proceedings is approximately ThUS $700.

SQM S.A. and its subsidiaries have tried and currently continue to try to obtain payment of certain amounts still owed to them for their normal business activities. Those amounts will continue to be judicially and non-judicially demanded by the plaintiffs and the actions exercised in relation to them are currently in full force.

SQM S.A. and its subsidiaries have not been legally notified of other complaints other than those listed above and which pursue the voidance of certain mining properties purchased by SQM S.A. and its subsidiaries and whose proportional purchase price, in respect to the part affected by the respective overlap, exceeds the nominal and approximate amount of ThUS$150 or which seek to obtain payment of certain amounts allegedly owed from exercising their own activities and which exceed the nominal individual amount of approximately ThUS$150.

19.2	Restrictions:

Bank loans of SQM S.A. and its subsidiaries contain restrictions similar to those of other comparable loans existing at the dates when those debt agreements were entered into. These restrictions involve maximum indebtedness and minimum equity. Other than these restrictions, SQM S.A. is not exposed to any other management restrictions or limits to financial ratios in contracts or agreements with creditors.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Nota 19 – Contingencies and restrictions (continued)

19.3	Commitments:

The subsidiary SQM Salar S.A. has signed a rental contract with the Economic Development Agency (CORFO) which establishes that such subsidiary, will pay to CORFO, for the concept of exploitation of certain mining properties owned by CORFO and for the products resulting from such exploitation, the annual rent stated in the aforementioned contract, the amount of which is calculated on the basis of the sales of each type of product. The contract is in force until 2030 and rent began being paid in 1996 reflecting in profit or loss an amount of ThUS$ 5,024 as of March 31, 2011 (ThUS$ 18,717 as of December 31, 2010).

19.4	Restricted or pledged cash

The subsidiary Isapre Norte Grande S.A. in compliance with that established by the Chilean Superintendence of Healthcare, which regulates the running of pension-related health institutions, maintains a guarantee in financial instruments, delivered in deposits, custody and administration to Banco de Chile.

This guarantee, according to the regulations issued by the Chilean Superintendence of Healthcare is equivalent to the total sum owed to its members and medical providers. Banco de Chile on a daily basis reports the present value of the guarantee to the Chilean Superintendence of Healthcare and Isapre Norte Grande Ltda. As of March 31, 2011, the guarantee amounts to ThUS$ 505.

19.5	Sureties obtained from third parties

The main sureties received from third parties (distributors) to guarantee Soquimich Comercial S.A. the compliance with obligations in contracts of commercial mandates for the distribution and sale of fertilizers amounted to ThUS$4,129 as of March 31, 2011; as of December 31, 2010 amounted to ThUS$6,389 which are detailed as follows:

Entity name	3/31/2011 ThUS$	12/31/2010 ThUS$

Llanos y Wammes Soc. Com. Ltda	2,086	2,037
Fertglobal Chile Ltda.	1,043	3,352
Tattersall Agroinsumos S.A.	1,000	1,000

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 19 – Contingencies and restrictions (continued)

19.6	Indirect guarantees

Guarantees in which there is no pending balance indirectly reflect that the respective guarantees are in force and approved by the Company's Board of Directors and have not been used by the respective subsidiary.

	Debtor			Pending balances as of the closing date of the financial statements
Creditor of the guarantee	Name	Relationship	Type of guarantee	3/31/2011 ThUS$	12/31/2010 ThUS$
Australian and New Zealand Bank	SQM North America Corp	Subsidiary	Bond	-	-
Australian and New Zealand Bank	SQM Europe N.V.	Subsidiary	Bond	-	-
Generale Bank	SQM North America Corp	Subsidiary	Bond	-	-
Generale Bank	SQM Europe N.V.	Subsidiary	Bond	-	-
Kredietbank	SQM North America Corp	Subsidiary	Bond	-	-
Kredietbank	SQM Europe N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Europe N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM North America Corp	Subsidiary	Bond	-	-
Banks and financial institutions	Nitratos Naturais do Chile Ltda.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM México S.A. de C.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Brazil Ltda.	Subsidiary	Bond	-	-
Banque Nationale de Paris	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
San Francisco Branch	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Sociedad Nacional de Mineria A.G.	SQM Potasio S.A.	Subsidiary	Bond	-	-
Royal Bank of Canada	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Citibank N.Y	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
BBVA Banco Bilbao Vizcaya Argentaria	Royal Seed Trading A..V.V.	Subsidiary	Bond	-	-
ING Capital LLC	Royal Seed Trading A..V.V.	Subsidiary	Bond	80,215	80,055
JP Morgan Chase Bank	SQM Industrial S.A.	Subsidiary	Bond	-	-
Export Development Canada	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
BBVA Bancomer S.A.	Royal Seed Trading	Subsidiary	Bond	-	-

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 20 -  Revenue

As of March 31, 2011 and 2010, ordinary profit is detailed as follows:

	3/31/2011	3/31/2010
Classes of ordinary profits	ThUS$	ThUS$

Sale of goods	478,584	387,110
Provision of services	1,451	1,413
Interest income	-	-
Income from royalties	-	-
Income from dividends	-	-
Total	480,035	388,523

Note 21 – Earnings per share

Basic earnings per share will be calculated dividing Profit for the period for the period attributable to the Company’s shareholders by the weighted average of the number of shares in circulation during that period.

As expressed, basic earnings per share is as follows:

Basic earnings per share	3/31/2011 ThUS$	3/31/2010 ThUS$

Earnings (loss) attributable to the holders of instruments in the net equity of the controlling entity	111,395	76,493

	3/31/2011 Units	3/31/2010 Units
Number of common shares in circulation	263,196,524	263,196,524

	3/31/2011	3/31/2010

Basic earnings per share	0.4232	0.2906

The Company has not made any operation with a potential diluted effect which assumes a diluted benefit per share different from the basic benefit per share.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note  22 – Borrowing costs

The costs of interest are recognized as expenses in the year in which they are incurred except for those which are directly related to the acquisition and construction of tangible fixed assets and which comply with the requirements in IAS 23. As of March 31, 2011, total financial expenses incurred amount to ThUS$10,627 (ThUS$7,812 as of March 31, 2010)

The Company capitalizes all interest costs which directly relate to the construction or the acquisition of property, plant and equipment, which require a substantial time to be suitable for use.

Costs of capitalized interest, property, plant and equipment

The cost of capitalized interest is determined applying weighted average or mean of all financing incurred by the Company to the final monthly balances of work-in-progress and which meet the requirements of IAS 23.

The rates and costs for capitalized interest of property, plant and equipment are detailed as follows:

	3/31/2011	3/31/2010

Capitalization rate of costs for interest capitalized, property, plant and equipment	7%	7%
Amount of costs for interest capitalized in ThUS$	5,232	5,756

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 23 -  Effect of variations in foreign currency Exchange rates

a)           Foreign currency translation differences recognized in profit or loss except for financial instruments measured at fair value through income:

	3/31/2011 ThUS$	3/31/2010 ThUS$

Profits (losses) on foreign currency translation difference recognized in profit for the period	(2,899)	(3,133)

Reserves for translation differences attributable to the Parent’s owners	(77)	(179)

Reserves for translation differences attributable to entities other than the Parent’s owners	(23)	(51)

b)           Translation reserves:

As of March 31, 2011 and as of December 31, 2010, translations reserves are detailed as follows:

Detail	3/31/2011 ThUS$	12/31/2010 ThUS$

Changes in equity generated through the proportional equity method for conversion:
Comercial Hydro S.A.	937	937
SQMC Internacional Ltda.	37	41
Proinsa Ltda.	28	31
Agrorama Callegari Ltda.	147	161
Isapre Cruz del Norte Ltda.	88	99
Almacenes y Depósitos Ltda.	81	90
Sales de Magnesio Ltda.	100	132
Sociedad de Servicios de Salud S.A.	35	39
Total	1,453	1,530

c)	Functional and presentation currency

The functional currency of these subsidiaries is Chilean peso and its presentation currency is United States Dollar.

d)	Reasons which explain the use of a presentation currency other than the functional currency

-	All income from these subsidiaries are associated to Chilean peso.
-	These companies’ structure of operating costs is impacted by local currency.
-	Equities of these Companies are expressed in local currency (Chilean peso).

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 24 – The Environment

24.1	Disclosures on disbursements related to the environment
The Company is continuously concerned with protecting the environment both in its production processes and with respect to products manufactured. This commitment is supported by the principles indicated in the Company’s Sustainable Development Policy.
SQM is currently operating under an Environmental Management System (EMS) which has allowed strengthening its environmental performance through the effective application of the Company’s Sustainable Development Policy

Operations that use caliche as a raw material are carried out in desert areas with climatic conditions that are favorable for drying solids and evaporating liquids using solar energy. Operations involving the open-pit extraction of minerals, due to their low waste-to-mineral ratio, generate remaining deposits that slightly alter the environment. During the extraction process and subsequent crushing of ore, particle emissions occur, which is normal for this type of operation. Caliche extractive operations are performed at an open-sky.
A portion of the ore extracted is crashed, a process in which particle emissions occur; currently this operation is conducted only in the worksite of Pedro de Valdivia. Nearby María Elena, crushing units used to operate which affected the air quality. The Company has implemented a series of measures that have shown notable improvement in air quality at Maria Elena and beginning on March 2010, no ore crushing process is conducted in the aforementioned location.

A large part of our products are shipped in bulk at the Tocopilla Port. In 2007, Tocopilla was declared as a Zone Saturated by Breathable Particulate Matter (MP10), mainly caused by the emissions by electric power plants operating in areas nearby. In October 2010, a plan referred to as “Decontamination Plan of Tocopilla” became effective, to which SQM has committed to apply several measures in order to mitigate this particulate matter that may generate the movement of products in bulk in our port. These measures have been successfully implemented from 2007 to the present date.

The Company carries out environmental follow-up and monitoring plans based on specialized scientific studies, and it also provides an annual training program in environmental matters to both its direct employees and its contractors’ employees. Within this context, SQM entered into a contract with the National Forestry Corporation (CONAF) aimed at researching the activities of flamingo groups that live in the Salar de Atacama (Atacama Saltpeter Deposit) lagoons. Such research includes a population count of the birds, as well as breeding research. Environmental monitoring activities carried out by the Company at the Salar de Atacama and other systems in which it operates are supported by a number of studies that have integrated diverse scientific efforts from prestigious research centers, including Dictuc from Pontificia Universidad Católica in Santiago and the School of Agricultural Science of Universidad de Chile.
Furthermore, within the framework of the environmental studies which the Company is conducting, the Company is performing significant activities in relation to the recording of Pre-Columbian and historical cultural heritage, as well as the protection of heritage sites, in accordance with current Chilean laws. These activities have been especially performed in the areas surrounding María Elena and the Nueva Victoria plants. This effort is being accompanied by cultural initiatives within the community and the organization of exhibits in local and regional museums.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 24 – The Environment (continued)

24.1	Disclosures on disbursements related to the environment (continued)

As emphasized in its Sustainable Development Policy, the Company strives to maintain positive relationships with the communities surrounding the locations in which it carries out its operations, as well as to participate in communities’ development by supporting joint projects and activities which help to improve the quality of life for residents. For this purpose, the Company has focused its efforts on activities involving the rescue of historical heritage, education and culture, as well as development, and in order to do so, it acts both individually and in conjunction with private and public entities.

24.2	Detail of information on disbursements related to the environment.

The accumulated disbursements associated to environmental matters which SQM and its subsidiaries have incurred as of March 31, 2011 for the concept of investments in production processes, verification and control of compliance with ordinances and laws relative to industrial processes and facilities, including prior years disbursements related to this projects amounted to ThUS$ 10,278 and their detail is as follows:

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 24- The Environment (continued)

Accumulated expenses as of 3/31/2011

Identification of the Parent Company or subsidiary	Name of the project to which the disbursement is associated	Concept by which the disbursement was made or will be made	Asset / Expense	Description of the Asset or Expense Item	Amount of Disbursement for the Period ThUS$	Certain or estimated date in which disbursements were or will be made
SQM Industrial S.A.	Management of environment (Expense 2011)	Not Classified	Expense	Not Classified	203	12-1-2011
SQM Industrial S.A.	ANMI – Consulting in infrastructure to store hazardous chemicals	Sustentation: Risk prevention and the environment	Asset	Development	46	6-1-2011
SQM Industrial S.A.	FNWR - EID Pampa Blanca discard yard	Sustentation: Risk prevention and the environment	Expense	Development	30	6-1-2011
SQM Industrial S.A.	FP55 - FPXA - EIS Zone Mine PB - EIS Enlargement PB (Project: Agua de Mar Pampa Blanca - Agua de Mar Phase I)	Sustentation	Asset	Development	1,210	12-1-2012
SQM Industrial S.A.	JNTU –San Isidro water assessment	Sustentation: Risk prevention and the environment	Asset	Not Classified	556	6-1-2011
SQM Industrial S.A.	JPX9 – EID Improvement of Prilled Granular Plant Coya Sur (Project: Pilot Plant DT and Resin Pilot Tests)	Sustentation: Research and Development	Asset	Research	11	12-1-2011
SQM Industrial S.A.	MNYS – Action for the dissemination of cultural heritage Technology change María Elena	Sustentation: Risk prevention and the environment	Asset	Not Classified	29	12-1-2012
SQM Industrial S.A.	MP17 – Normalization of drinking water ME/CS/PV	Sustentation	Asset	Not Classified	7	6-1-2011
SQM Industrial S.A.	MP5W – Normalization of TK Fuel	Sustentation	Asset	Not Classified	407	12-1-2011
SQM Industrial S.A.	MPIS –Stabilization of streets and suppression of dust at sidewalks	Sustentation	Asset	Development	736	6-1-2011
SQM Industrial S.A.	MPL5 – Repair of sanitary and electric facilities	Sustentation	Asset	Development	184	6-1-2011
SQM Industrial S.A.	MPLS – Automated alarms and information of Hospital Monitoring Station	Not Classified	Asset	Not Classified	10	6-1-2011
SQM Industrial S.A.	MQ51 – Reference terms heritage actions Project ME	Sustentation: Risk prevention and the environment	Expense	Not Classified	2	12-31-2011
SQM Industrial S.A.	PPNK – Handling of PV Ammoniac in Plant detention	Sustentation: Risk prevention and the environment	Asset	Not Classified	22	12-1-2011
SQM Industrial S.A.	PPZU – Normalize and Certify Fuel Tanks in Plants	Sustentation: Risk prevention and the environment	Asset/Expense	Not Classified	446	12-1-2011
Minera Nueva Victoria S.A.	IPMN – Enlargement of Sanitary capacity in Iris	Capacity enlargement	Asset	Development	85	6-1-2011
Minera Nueva Victoria S.A.	IPNW – Improvements in pavilions C/D/B in Iris	Sustentation	Asset	Not Classified	44	6-1-2011
SIT S.A.	TPLR - Implementation of pump system for used water to waste	Sustentation: Risk prevention and the environment	Asset	Not Classified	68	6-1-2011
SIT S.A.	TPM7 - Environmental nets in field 3 and 4	Not Classified	Asset/Expense	Not Classified	524	6-1-2011
SIT S.A.	TPR8 – Elimination of riles generation through vacuum	Sustentation: Risk prevention and the environment	Asset/Expense	Not Classified	54	12-1-2011

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 24- The Environment (continued)

Accumulated expenses as of 3/31/2011 (continued)

Identification of the Parent Company or subsidiary	Name of the project to which the disbursement is associated	Concept by which the disbursement was made or will be made	Asset / Expense	Description of the Asset or Expense Item	Amount of Disbursement for the Period ThUS$	Certain or estimated date in which disbursements were or will be made
SQM S.A.	AQ0A – Drilling of 4 wells Change Collection Point in Pampa del Tamarugal	Sustentation: Natural Resources	Asset	Development	115	12-1-2011
SQM S.A.	IPFT – Cultural heritage Region I	Sustentation: Risk prevention and the environment	Expense	Not Classified	127	12-1-2011
SQM S.A.	IPXE – Environmental monitoring plan Salar de Llamara	Sustentation: Risk prevention and the environment	Expense	Not Classified	186	12-1-2012
SQM S.A.	IPXF - Environmental monitoring plan Pampa del Tamarugal	Sustentation: Risk prevention and the environment	Expense	Not Classified	20	12-1-2012
SQM S.A.	IQ08 - PSA Llamara & Pampa del Tamarugal	Sustentation: Natural Resources	Expense	Development	1,187	12-1-2011
SQM S.A.	IQ0C – Enhancement Mine Zone NV	Sustentation: Risk prevention and the environment	Expense	Not Classified	21	12-1-2011
SQM S.A.	IQ1M - PSA Water re-injection to Puquíos Llamara	Not Classified	Asset	Not Classified	509	12-1-2011
SQM S.A.	IQ54 – Cultural heritage Pampa Hermosa	Sustentation: Risk prevention and the environment	Asset	Not Classified	3	12-1-2011
SQM S.A.	SCI6 – Environmental arrays – Project Region I	Not Classified	Asset	Not Classified	2,376	6-1-2011
SQM Nitratos S.A	IP6W – Riles Treatment Plant	Sustentation: Risk prevention and the environment	Asset	Not Classified	39	12-1-2010
SQM Nitratos S.A	PP0V – Environmental projects Maintenance ME-PV-NV-PB	Sustentation: Risk prevention and the environment	Asset-expense	Development	82	6-1-2011
SQM Salar S.A	CPTP - Installation of emergency showers drinking water	Sustentation	Asset	Not Classified	14	12-1-2011
SQM Salar S.A	CPZH – Handling of Discards Hydroxide Press Machine Filters	Sustentation: Risk prevention and the environment	Expense	Not Classified	8	12-1-2011
SQM Salar S.A	LP5J – Water recharge study Salar de Atacama	Sustentation: Risk prevention and the environment	Expense	Research	83	12-1-2011
SQM Salar S.A	LP82 – Project to foster agricultural activities in Salar Locations	Sustentation	Expense	Development	380	12-1-2012
SQM Salar S.A	LPIK - EIS Dryer Plant Potassium Chloride (Dryer Project: MOP)	Capacity enlargement	Asset	Development	19	6-1-2011
SQM Salar S.A	LPN3 - EID New Dryer and Compacted Plant (Project: Granulated and Compaction MOP)	Sustentation: Research and development	Asset	Research	19	12-1-2012
SQM Salar S.A	LPPJ – EID Enlargement SOP (Project: Dual Plant Phase II)	Capacity enlargement	Asset	Not Classified	14	12-1-2012
SQM Salar S.A	LPTF – Study and environmental prospection 2010	Sustentation	Asset	Not Classified	255	12-1-2011
SQM Salar S.A	LPTJ – Sanitary Water improvement works	Sustentation	Asset	Not Classified	147	6-1-2011
				Total	10,278

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 24 – The Environment (continued)
Future expenses

Identification of the Parent Company or subsidiary	Name of the project to which the disbursement is associated	Concept by which the disbursement was made or will be made	Asset / Expense	Description of the Asset or Expense Item	Amount of Disbursement for the Period ThUS$	Certain or estimated date in which disbursements were or will be made
SQM Industrial S.A.	Management of environment (Budget 2011- Expense 2011)	Not Classified	Expense	Not Classified	1,628	12-1-2011
SQM Industrial S.A.	ANMI – Consulting in infrastructure to store hazardous chemicals	Sustentation: Risk prevention and the environment	Asset	Development	4	6-1-2011
SQM Industrial S.A.	FP55 - FPXA - EIS Zone Mine PB - EIS Enlargement PB (Projects: Agua de Mar Pampa Blanca - Agua de Mar Phase I)	Sustentation	Asset	Development	284	12-1-2012
SQM Industrial S.A.	IQ5B – Making of paving Stone for transfer pumps	Capacity enlargement	Asset	Not Classified	110	12-1-2011
SQM Industrial S.A.	MNYS – Action for the dissemination of cultural heritage technology change Maria Elena	Sustentation: Risk prevention and the environment	Asset	Not Classified	77	12-1-2012
SQM Industrial S.A.	MP5W – Normalization of TK Fuels	Sustentation	Asset	Not Classified	693	12-1-2011
SQM Industrial S.A.	MPQU – Warehouse construction for hazardous chemical supplies	Sustentation: Risk prevention and the environment	Asset	Development	450	12-1-2011
SQM Industrial S.A.	MQ51 – Reference terms heritage actions Project ME	Sustentation: Risk prevention and the environment	Expense	Not Classified	8	12-31-2011
SQM Industrial S.A.	PPC1 – Elimination of PCB switches In sub stations 3 and 1/12 Pedro de Valdivia	Sustentation: Replacement of equipment	Asset - Expense	Not Classified	171	12-1-2011
SQM Industrial S.A.	PPNK – Handling of PV Ammoniac in plant detention	Sustentation: Risk prevention and the environment	Asset	Not Classified	177	12-1-2011
SQM Industrial S.A.	PPZU – Normalize and Certify Fuel Tanks in Plants	Sustentation: Risk prevention and the environment	Asset	Not Classified	,.054	12-1-2011
Minera Nueva Victoria S.A.	IQ4C – Camp Development (Osmosis and other)	Capacity enlargement	Asset	Not Classified	3,000	12-31-2012
SIT S.A.	TPLR – Implementation of pump system for used water to waste	Sustentation: Risk prevention and the environment	Asset	Not Classified	10	6-1-2011
SIT S.A.	TPM7 – Environmental nets in field 3 and 4	Not Classified	Asset - Expense	Not Classified	15	6-1-2011
SIT S.A.	TPR8 – Elimination of riles generation through vacuum	Sustentation: Risk prevention and the environment	Asset - Expense	Not Classified	96	12-1-2011
SIT S.A.	TPYX – Enabling the dust collector in the crib and sealed of field 3 Tocopilla	Sustentation: Risk prevention and the environment	Asset	Development	200	12-1-2011
SQM S.A.	AQ0A - Drilling of 4 wells Change Collection Point in Pampa del Tamarugal	Sustentation: Natural Resources	Asset	Development	485	12-1-2011
SQM S.A.	IPFT – Cultural heritage Region I	Sustentation: Risk prevention and the environment	Expense	Not Classified	32	12-1-2011
SQM S.A.	IPXE - Environmental monitoring plan Salar de Llamara	Sustentation: Risk prevention and the environment	Expense	Not Classified	663	12-1-2012

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 24 – The Environment (continued)
Future expenses (continued)

Identification of the Parent Company or subsidiary	Name of the project to which the disbursement is associated	Concept by which the disbursement was made or will be made	Asset / Expense	Description of the Asset or Expense Item	Amount of Disbursement for the Period ThUS$	Certain or estimated date in which disbursements were or will be made
SQM S.A.	IPXF - Environmental monitoring plan Pampa del Tamarugal	Sustentation: Risk prevention and the environment	Expense	Not Classified	884	12-1-2012
SQM S.A.	IQ08 - PSA Llamara & Pampa del Tamarugal	Sustentation: Natural Resources	Expense	Development	774	12-1-2011
SQM S.A.	IQ0C – Enhancement Mine Zone NV	Sustentation: Risk prevention and the environment	Expense	Not Classified	131	12-1-2011
SQM S.A.	IQ1K – Construction of 3 observation wells in Sur Viejo	Sustentation: Natural Resources	Asset	Development	200	12-1-2011
SQM S.A.	IQ1M - PSA Water re-injection to Puquíos Llamara	Not Classified	Asset	Not Classified	1,140	12-1-2011
SQM S.A.	IQ3S – Standardization of handling hazardous supplies	Sustentation: Risk prevention and the environment	Asset	Not Classified	400	12-30-2012
SQM S.A.	IQ52 – Environment office in Nueva Victoria	Not Classified	Asset	Not Classified	30	12-31-2011
SQM S.A.	IQ53 – Cultural heritage adduction path Soronal (Pampa Hermosa)	Sustentation: Risk prevention and the environment	Asset	Not Classified	20	12-1-2011
SQM S.A.	IQ54 – Cultural heritage Pampa Hermosa	Sustentation: Risk prevention and the environment	Asset	Not Classified	337	12-1-2011
SQM S.A.	SCI6 – Environmental Arrays – Project Region I	Not Classified	Expense	Not Classified	1	6-1-2011
SQM Nitratos S.A	IP6W –Riles treatment plant	Sustentation: Risk prevention and the environment	Asset	Not Classified	56	12-1-2010
SQM Nitratos S.A	PP0V – Environmental projects maintenance ME-PV-NV-PB	Sustentation: Risk prevention and the environment	Asset - Expense	Development	4	6-1-2011
SQM Salar S.A	CPTP - Installation of emergency showers drinking water	Sustentation	Asset	Not Classified	12	12-1-2011
SQM Salar S.A	CPZH – Handling of discards Hydroxide press machine filters	Sustentation: Risk prevention and the environment	Expense	Not Classified	33	12-1-2011
SQM Salar S.A	CQ4M – Regularization of Facilities for Contractors	Sustentation: Risk prevention and the environment	Asset	Not Classified	18	12-31-2011
SQM Salar S.A	LP5J – Water recharge study Salar de Atacama	Sustentation: Risk prevention and the environment	Asset - Expense	Research	29	12-1-2011
SQM Salar S.A	LP82 – Project to foster agricultural activities in locations of Salar	Sustentation	Expense	Development	479	12-1-2012
SQM Salar S.A	LPTF –Study and environmental prospection 2010	Sustentation	Asset - Expense	Not Classified	140	12-1-2011
SQM Salar S.A	LPTJ – Improvements in sanitary Works	Sustentation	Asset	Not Classified	52	6-1-2011
SQM Salar S.A	LQ33 – Regularizations in Salar	Not Classified	Asset - Expense	Not Classified	300	12-1-2011
SQM Salar S.A	LQ38 – Sludge drying court	Sustentation: Risk prevention and the environment	Asset - Expense	Not Classified	154	12-1-2011
				Total	16,351

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 24 – The Environment (continued)
Accumulated expenses performed as of 12/31/2010
Identification of the Parent Company or subsidiary	Name of the project to which the disbursement is associated	Concept by which the disbursement was made or will be made	Asset / Expense	Description of the Asset or Expense Item	Amount of Disbursement for the Period ThUS$	Certain or estimated date in which disbursements were or will be made
SQM Industrial S.A	Management on environment (Expense2010)	Operations	Expense	Not classified	1,270	12-1-2011
SQM Industrial S.A	MCLX – Yards cleaning	Costs reduction	Expense	Development	604	10-1-2010
SQM Industrial S.A	ANMI – Consulting in infrastructure to store hazardous chemicals	Sustentation: Risk prevention and the environment	Asset	Development	46	12-1-2010
SQM Industrial S.A	MNH8 – Improvements in lightning	Sustentation	Expense	Development	228	12-1-2010
SQM Industrial S.A	SCCY – Hazardous waste landfill	Sustentation	Asset - Expense	Development	165	12-1-2010
SQM Industrial S.A	JNTU – Water assessment San Isidro	Sustentation: Risk prevention and the environment	Asset	Not classified	556	12-31-2010
SQM Industrial S.A	JNNX – Environment miscellaneous Nitrate	Sustentation: Risk prevention and the environment	Asset	Not classified	51	12-1-2010
SQM Industrial S.A	MNTE – Industrial Hygiene equipment	Sustentation: Risk prevention and the environment	Asset	Development	19	12-1-2010
SQM Industrial S.A	INST – Acquisition of used lubricant quick discharge. NV-ME-PB	Sustentation: Risk prevention and the environment	Expense	Development	46	7-1-2010
SQM Industrial S.A	MP17 - Normalization of drinking water chlorination ME/CS/PV	Sustentation	Asset	Not classified	7	12-1-2010
SQM Industrial S.A	MP5W – Normalization of TK Fuel	Sustentation	Asset	Not classified	397	12-1-2010
SQM Industrial S.A	FNWR - EID Pampa Blanca discard yard	Sustentation: Risk prevention and the environment	Expense	Development	30	12-1-2010
SQM Industrial S.A	MNYS – Actions for the dissemination of cultural heritage, technology changes Maria Elena	Sustentation: Risk prevention and the environment	Asset	Not classified	21	12-31-2010
SQM Industrial S.A	FP55 - FPXA - EIS Mine Zone PB - EIA Enlargement PB (Projects: Agua de Mar Pampa Blanca - Agua de Mar Phase I)	Sustentation	Asset	Development	1,106	12-31-2010
SQM Industrial S.A	MP8Z – Automation of water volume inlet pipe ME, CS and Vergara	Sustentation	Asset	Development	523	12-1-2010
SQM Industrial S.A	MPL5 – Repair of sanitary and electric facilities	Sustentation	Asset	Development	184	10-1-2010
SQM Industrial S.A	MPIS - Stabilization of streets and suppression of dust at sidewalks	Sustentation	Asset	Development	736	10-1-2010
SQM Industrial S.A	PPNK – Handling of PV ammoniac in plant Detention	Sustentation: Risk prevention and the environment	Asset	Not classified	22	12-1-2010
SQM Industrial S.A	MPGF – Improvement of the sealing and pressurization room 031	Sustentation	Asset - Expense	Not classified	48	12-1-2010
SQM Industrial S.A	TPO4 – Indigenous camping	Sustentation	Asset	Not classified	88	6-11-2010
SQM Industrial S.A	MPLS – Automated alarms and information of Hospital Monitoring Station	Not classified	Asset	Not classified	10	12-1-2010
Minera Nueva Victoria S.A.	IPNW – Improvements in pavilions C/D/B in Iris	Sustentation	Asset	Not classified	44	12-1-2010
Minera Nueva Victoria S.A.	IPMN – Enlargement of Sanitary capacity Iris	Capacity enlargement	Asset	Development	85	12-1-2010
SQM Nitratos S.A	PNH2 – Riles treatment plant, washer pavement PV-NV-PB	Sustentation: Risk prevention and the environment	Asset - Expense	Development	48	6-29-2010

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Nota 24 – The Environment (continued)
Accumulated expenses performed as of 12/31/2010 (continued)
Identification of the Parent Company or subsidiary	Name of the project to which the disbursement is associated	Concept by which the disbursement was made or will be made	Asset / Expense	Description of the Asset or Expense Item	Amount of Disbursement for the Period ThUS$	Certain or estimated date in which disbursements were or will be made
SQM Nitratos S.A	PP0V - Environmental projects maintenance ME-PV-NV-PB	Sustentation: Risk prevention and the environment	Asset - Expense	Development	82	12-1-2010
SQM Nitratos S.A	IP6W – Riles treatment plant	Sustentation: Risk prevention and the environment	Asset	Not Classified	95	12-1-2010
SQM Nitratos S.A	PPAT –Risk prevention projects Sem II 2008	Sustentation: Risk prevention and the environment	Expense	Development	157	12-1-2010
SQM Salar S.A	LP5K – Environmental evaluation Extension in production capacity MOP	Sustentation: Risk prevention and the environment	Asset	Not Classified	4	12-1-2010
SQM Salar S.A	LNNT - Renewal of Chaxa meteorological station	Sustentation: Risk prevention and the environment	Expense	Not Classified	98	12-1-2010
SQM Salar S.A	LP5J – Water recharge study Salar de Atacama	Sustentation: Risk prevention and the environment	Expense	Research	83	12-31-2010
SQM Salar S.A	LPIL - EID Modification Plant SOP (Project: Dual Plant MOP-SOP)	Capacity enlargement	Asset	Development	17	12-1-2010
SQM Salar S.A	LPIK - EID Drying plant Potassium Chloride (Drying Project MOP)	Capacity enlargement	Asset	Development	19	12-1-2010
SQM Salar S.A	LP82 – Project to Foster the agricultural activities in locations of Salar	Sustentation	Expense	Development	331	12-31-2012
SQM Salar S.A	LPGA – Construction of a pit to perform waste water infiltrations Toconao camp	Capacity enlargement	Asset	Not Classified	109	9-30-2010
SQM Salar S.A	LPK2 - Currency Exchange facility – set up	Not Classified	Asset	Not Classified	102	12-1-2010
SQM Salar S.A	LPN3 - EID New plant for dried and compacted (Project: Granulation and Compaction MOP)	Sustentation: Research and development	Asset	Research	19	12-31-2011
SQM Salar S.A	CPTP – Implementation of emergency showers drinking water	Sustentation	Asset	Not Classified	14	4-1-2011
SQM Salar S.A	LPTF – Study and Environmental prospection 2010	Sustentation	Asset/Expense	Not Classified	169	12-31-2010
SQM Salar S.A	LPTJ – Improving in sanitary Works	Sustentation	Asset	Not Classified	95	5-1-2011
SQM Salar S.A	LPPJ – EID Extension SOP (Project: Dual Plant Phase II)	Capacity enlargement	Asset	Not Classified	14	12-31-2011
SIT S.A.	TNLA – Road paving Port – Worksite	Sustentation: Risk prevention and the environment	Asset	Development	82	12-1-2010
SIT S.A.	PNOT – Improving of lightning in FFCC area	Sustentation	Asset	Development	369	12-1-2010
SIT S.A.	TPR8 – Elimination of riles generation through vacuum	Sustentation: Risk prevention and the environment	Asset – Expense	Not Classified	54	12-1-2010
SIT S.A.	TPLR – Implementation of pump system for used water to waste	Sustentation: Risk prevention and the environment	Asset	Not Classified	68	12-1-2010
SIT S.A.	TPM7 – Environmental nets for fields 3 and 4	Not Classified	Asset – Expense	Not Classified	524	6-30-2011
SQM S.A.	SCI6 – Environmental arrays – Project Region I	Not Classified	Expense	Not Classified	2,376	10-1-2010
SQM S.A.	AQ0A – Drilling of 4 pits Change Collection Point Pampa del Tamarugal	Sustentation: Natural Resources	Asset	Development	5	3-30-2011
SQM S.A.	IPFT –Cultural heritage Region I	Sustentation: Risk prevention and the environment	Expense	Not Classified	111	12-31-2011
SQM S.A.	IPXE – Environmental monitoring plan Salar de Llamara	Sustentation: Risk prevention and the environment	Expense	Not Classified	4	12-31-2012
					11,335

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 24 – The Environment (continued)

24.3	Description of each project indicating whether these are in process or have been finished.

SQM Industrial S.A.

ANMI: Compliance with technical, legal aspects and specific standards required with respect to warehousing, signaling, safety and main factors associated with materials, products and supplies which are handled in the mine site. In addition, the Company will implement an improvement in the warehouse infrastructure for the storage of hazardous chemicals.  This project is  in the process of closure.

FNWR: Preparation and processing of EIP (Environmental Impact Performance) for the Pampa Blanca discard yard. This project is in the process of closure.

FP55 – FPXA: These two projects have a common final objective which relate to the installation of the 87 kilometer sea water adductor system from the Mejillones zone to the Company’s facilities in Pampa Blanca. Expenses considered relate solely to environmental processing in EIA (Environmental Impact Assessment) PB Mine Zone and EIA PB Extension. These projects are being executed.

JNTU: Assessment of the environmental impact of San Isidro water. This project is in the process of closure.

JPX9: The final objective of this project is to perform testing on two processes in order to eliminate the perchlorate from certain products. However, the related expenses solely relate to the processing of EIP (Environmental Impact Performance), Improvement in the granulation prilling plant in Coya Sur. The project is being executed.

MNYS: Preparation and execution of the geoglyphs preservation project.  Edition and publishing of a book in addition to implementing a dissemination center. Construction and habilitation of a collection deposit. All offsetting steps for the Technological Change at Maria Elena project. This project is being executed.

MP17: A study and identification will be conducted in respect to the current water chlorination system at Maria Elena, Coya Sur and Pedro de Valdivia facilities for the subsequent implementation and start-up of water chlorination in accordance with standards in force.  This project is in the process of  closure.

MP5W: Normalization of the system for the storage and distribution of fuel at the Company’s facilities.  This project is being executed.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 24 – The Environment (continued)

24.3	Description of each Project indicating whether these are in process or have been finished (continued)

MPIS: Improve the urban situation at Maria Elena, placing a stabilization layer with product at the streets and anti-dust treatment with product in sidewalks.  This project is  in the process of closure.

MPL5: Improvement of a portion of the water network infrastructure and sewage system at Maria Elena. This project is  in the process of closure.

MPLS: Implement alarms via emails as to peak concentration of particle materials and change in the recording of information from text files to database for the implementation of reports. This project is being executed. This project is  in the process of closure.

MQ51: The objective of this project is to generate the reference terms to implement the equity measure established in RCA N°0076/2000 which environmentally approves the EID of María Elena’s project. This project is being executed.

PPNK: Project to ensure the control of ammonia gas in crystal plant stoppage. This project is in the process of closure.

PPZU: Will be conducted all actions required to standardize and certify the fuel tanks in plants located in María Elena, Coya Sur and Pedro de Valdivia. This project is being executed.

Minera Nueva Victoria S.A.

IPMN: Extend the sanitary capacity of the IRIS camp through the construction of 3 wells. This project is in the process of closure.

IPNW: Relates to the replacement or impaired sanitary in order to improve the hygiene conditions. This project is in the process of closure.

SIT S.A.

TPLR: The objective of the process is being able to discharge waste water generated in the Tocopilla port to the public sewage system.  This project is in the process of closure.

TPM7: Meshes will be acquired which will be installed in yards 3 and 4 to control dust emissions in sieving operations and protect product from emissions generated by the power plant. This project is in the process of closure.

TPR8: This project is intended to decrease riles generation by means of using non-wash and vacuum technologies, through the implementation of a vacuum system which avoid the use of water and therefore, the generation of riles. This project is being executed.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 24 – The Environment (continued)

24.3	Description of each project indicating whether these are in process or have been finished (continued)

SQM S.A.

AQ0A: Being able to use the water rights which were granted in several pits within the reserve of Conaf Pampa del Tamarugal and take them out of both, the tamarugal forests and the reserve, mitigating the environmental impact of its exploitation. This project is being executed.

IPFT: This project contemplates the implementation of heritage steps committed in the projects referred to as Nueva Victoria Mine Zone, Nueva Victoria Operation Updates, Iris Duct and Evaporation Pools. This project is being executed.

IPXE: This Project contemplates the implementation of an environmental monitoring plan referred to as Project Pampa Hermosa in Salar de Llamara. This project is being executed.

IPXF: Implement the environmental monitoring plan of the Project referred to as Pampa Hermosa in Pampa del Tamarugal. This project is being executed.

IQ08: The Project considers the following work for aquifers of Pampa del Tamarugal and Salar de Llamara: Construction and Preparation of observation and monitoring wells, pumping tests, construction of roads on terrain referred to as chusca and crust Salar. This project is being executed.

IQ0C: This Project contemplates implementing an improvement program for an area which is  adjacent to Route 5, which will allow developing a self-guided path of the area referred to as Cantón de Lagunas within the historical saltpeter context. This project is being executed.

IQ1M: Implementing the environmental commitment included in the EIS of the Project referred to as  “Pampa Hermosa” in order to protect the area of springs existing in the Aquifer Salar de Llamara. This project is being executed.

IQ54: This project contemplates the implementation of the environmental heritage commitment obtained through the environmental evaluation on Project Pampa Hermosa (RCA N°890/2010). This project is being executed.

SCI6: This project is intended to obtain environmental licenses for the Development projects in Region I of Chile including all pieces of work related to initial environmental requirements which allow that Operations execute the project’s construction and operation. The environmental evaluation to obtain the related license would be conducted through EIA, which contemplates the preparation and processing of the document and also includes specific environmental study activities (the study of tamarugos in Llamara and P. Tamarugal, archeological mitigation steps, environmental study of Loa river, hydro geological studies.) This project is in the process of closure.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 24 – The Environment (continued)

24.3   Description of each project indicating whether these are in process or have been finished (continued)

SQM Nitratos S.A.

IP6W: Design and construct pouring off tanks for mud, water, oil and a pool with a pump to re-use poured off water, metallic pools to remove mud.  This project is in the closure process.

PP0V: Installation of a container for hazardous waste at workshops for maintenance and removal of liquid industrial waste from hydraulic filters, workshop for mine maintenance at Maria Elena, Pedro de Valdivia, Nueva Victoria and Pampa Blanca.  This project is in the process of closure.

SQM Salar S.A.

CPTP: This Project contemplates changing the current industrial water supply into drinking water in order to comply with the regulation in force of DS 72. This project is being executed.

CPZH: The objective of this Project is the safe and fast recover of the LiOH cake and discard, not discharging it to the ground, avoiding splashing it to surrounding areas which would expose the operators working nearby to harm. This project is being executed.

LP5J: Conduct analyses to define the hydrological units in the basin, quantify the reload to the aquifer through environmental isotopic techniques. This project is being executed.

LP82: Support for the development of demonstration estate, technical support for the application of improvements in watering and agricultural practices. This project is being executed.

LPIK: The final Project contemplates the construction of a new MOP dryer. Due to the fact that in the Salar de Atacama location, the current plant of Drying Compacted will be used for other purposes. The expenses considered only correspond to the processing of the EID Dryer Plant Potassium Chloride. This project is in the closure process.

LPN3: Perform conceptual engineering and construction of a new plant of granulated –compacting in Salar de Atacama. The expenses considered only correspond to the processing of the EIP New Dryer and Compacting Plant. This project is being executed.

LPPJ: This Project is intended to enlarge the dual plant of Salar de Atacama. This will allow the plant to produce simultaneously MOP and SOP, thus, increasing its capacity. The expenses considered only correspond to the processing of the EIP Enlargement SOP. This project is being executed.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 24 – The Environment (continued)

24.3    Description of each project indicating whether these are in process or have been finished (continued)

LPTF: Perform semiannual reports which are necessary to present improvements and optimizations to the environmental control points. An improvement should be made to the environmental geological and hydro geological variables in Atacama Salar. This project is being executed.

LPTJ: The project relates to the acquisition of stand equipment in order to ensure the operating continuity of plants TAS and OR, change in the current level control system in drinking water accumulation TKs, used water and used water lifting chambers, among others. This project is in the process of closure.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 25 -  Other current and non-current non- financial assets

As of March 31, 2011 and as of December 31, 2010, the composition of the other current and non-current assets is detailed as follows:

Other current assets	3/31/2011	12/31/2010
	ThUS$	ThUS$
Agreement termination bonus	2,072	2,108
Domestic Value Added Tax	19,581	30,795
Foreign Value Added Tax	5,562	4,167
Mine licenses prepaid	6,854	1,281
Prepaid insurances	4,353	4,575
Prepaid leases	30	30
Sea concessions	-	48
Other prepaid	1,000	86
Other assets	975	1,352
Total	40,427	44,442

Other non-current assets	3/31/2011	12/31/2010
	ThUS$	ThUS$
Agreement termination bonus	1,070	1,538
Stain development expenses and prospecting expenses (1)	18,928	21,350
Income taxes recoverable	648	651
Deposits held in guarantee	505	514
Other assets	85	104
Total	21,236	24,157

(1)
Assets for the exploration and evaluation of mineral resources are amortized when the explored or evaluated sector is exploited. For this purpose, a variable rate is applied to extracted tons, which is determined based on the measured initial reserve and evaluation cost.  The Company presents expenses associated with Exploration and Evaluation of Mineral Resources.  Of these expenses those that are under exploitation are included under Inventories and are amortized according to the estimated contained ore reserves and expenses associated with future reserves are presented under Other non-current assets.  Those expenses incurred on properties with low ore grade which is not economically exploitable are directly charged to income. As of March 31, 2011, balances associated with the exploration and evaluation of mineral resources are presented under Inventories for ThUS$ 5.178 (ThUS$ 1,723 as of December 31, 2010)

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Nota 25 -  Other current and non-current non-financial assets (continued)

Reconciliation of changes in assets for exploration and mineral resource evaluation, by classes

Movements in assets for the exploration and evaluation of mineral resources as of March 31, 2011 and December 31, 2010:

Reconciliation	3/31/2011	12/31/2010
	ThUS$	ThUS$

Assets for the exploration and evaluation of mineral resources, net, beginning balance	21,350	26,832
Changes in assets for exploration and evaluation of mineral resources:
Additions, different from business combinations	1,452	-
Depreciation and amortization	(449)	(2,044)
Increase (decrease) for transfers and other charges	(3,425)	(3,438)
Assets for exploration and evaluation of mineral resources, net, final balance	18,928	21,350

At the date of presentation, no reevaluations of assets for exploration and evaluation of mineral resources have been conducted.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 26 – Operating segments

26.1	Operating segments

In accordance with IFRS 8 "Operating segments", the Company provides financial and descriptive information about the segments it has defined in consideration of available annual separate financial information, which is regularly evaluated by the maximum authority in making operating decisions with the purpose of deciding how to assign resources and evaluate performance.

Operating segments relate to the following groups of products which provide profit from the performance of ordinary activities, for which the Company incurs expenses and the result of which is regularly reviewed by the Company's maximum authority in the decision-making process:

1.- Specialty plant nutrients
2.- Iodine and its derivatives
3.- Lithium and its derivatives
4.- Industrial chemicals
5.- Potassium chloride
6.- Other products and services

Information relative to assets, liabilities and profit and expenses which cannot be assigned to the segments indicated above, due to the nature of production processes, is included under the "Corporate Unit" category of information disclosed.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 26 – Operating segments (continued)

26.2	Statements of comprehensive income classified by operating segment based on product groups, as of March 31, 2011

Items in the statement of comprehensive profit	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium chloride ThUS$	Other products and services ThUS$	Corporate unit ThUS$	Total segments and Corporate unit ThUS$

Ordinary profit	170,999	93,866	42,327	34,267	125,324	13,252	-	480,035
Cost of sales of Ordinary profit	(116,130)	(47,653)	(24,608)	(19,989)	(71,688)	(12,362)	-	(292,430)
Gross margin	54,869	46,213	17,719	14,278	53,636	890	-	187,605
Other incomes, by function	-	-	-	-	-	-	3,336	3,336
Administrative expenses	-	-	-	-	-	-	(20,568)	(20,568)
Other expenses, by function	-	-	-	-	-	-	(14,965)	(14,965)
Other profit (loss)	-	-	-	-	-	-	(109)	(109)
Financial interest	-	-	-	-	-	-	5,657	5,657
Financial costs	-	-	-	-	-	-	(10,627)	(10,627)
Participation in profit (loss) of associated and business combination through the equity method	-	-	-	-	-	-	3,657	3,657
Exchange differences	-	-	-	-	-	-	(2,899)	(2,899)
Profit (loss ) before income tax	54,869	46,213	17,719	14,278	53,636	890	(36,518)	151,087
Income tax expense	-	-	-	-	-	-	(38,956)	(38,956)
Profit (loss ) prom continued operations	54,869	46,213	17,719	14,278	53,636	890	(75,474)	112,131
Profit (loss ) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	54,869	46,213	17,719	14,278	53,636	890	(75,474)	112,131
Profit (loss ) attributable to:
Profit (loss ) attributable to the controlling ownership	-	-	-	-	-	-	-	111,395
Profit (loss ) attributable to participations non-controlling	-	-	-	-	-	-	-	736
Profit (loss)	-	-	-	-	-	-	-	112,131

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 26 – Operating segments (continued)

26.2	Statements of comprehensive income classified by operating segment based on product groups, as of March 31, 2010

Items in the statement of comprehensive profit	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium chloride ThUS$	Other products and services ThUS$	Corporate unit ThUS$	Total segments and Corporate unit ThUS$

Ordinary profit	128,165	62,919	33,914	27,414	124,673	11,438	-	388,523
Cost of sales of Ordinary profit	(87,332)	(36,651)	(18,432)	(16,729)	(87,037)	(10,844)	-	(257,025)
Gross margin	40,833	26,268	15,482	10,685	37,636	594	-	131,498
Other incomes, by function	-	-	-	-	-	-	1,625	1,625
Administrative expenses	-	-	-	-	-	-	(17,774)	(17,774)
Other expenses, by function	-	-	-	-	-	-	(5,044)	(5,044)
Other profit (loss)	-	-	-	-	-	-	(7,146)	(7,146)
Financial interest	-	-	-	-	-	-	2,294	2,294
Financial costs	-	-	-	-	-	-	(7,812)	(7,812)
Participation in profit (loss) of associated and business combination through the equity method	-	-	-	-	-	-	3,059	3,059
Exchange differences	-	-	-	-	-	-	(3,133)	(3,133)
Profit (loss ) before income tax	40,833	26,268	15,482	10,685	37,636	594	(33,931)	97,567
Income tax expense	-	-	-	-	-	-	(20,696)	(20,696)
Profit (loss ) prom continued operations	40,833	26,268	15,482	10,685	37,636	594	(54,627)	76,871
Profit (loss ) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	40,833	26,268	15,482	10,685	37,636	594	(54,627)	76,871
Profit (loss ) attributable to:
Profit (loss ) attributable to the controlling ownership	-	-	-	-	-	-	-	76,493
Profit (loss ) attributable to participations non-controlling	-	-	-	-	-	-		378
Profit (loss)	-	-	-	-	-	-	-	76,871

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 26 – Operating segments (continued)

26.3	Assets and liabilities by operating segment based on product groups as of March 31, 2011:

Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium chloride ThUS$	Other products and services ThUS$	Corporate unit ThUS$	Eliminations consolidation process associated with operating segments ThUS$	Total segments and Corporate Unit ThUS$

Current assets	-	-	-	-	-	-	5,338,749	(3,583,134)	1,755,615
Non-current assets	-	-	-	-	-	-	4,319,994	(2,591,352)	1,728,642

Total assets	-	-	-	-	-	-	9,658,743	(6,174,486)	3,484,257

Current liabilities	-	-	-	-	-	-	3,775,309	(3,287,954)	487,355
Non-current liabilities	-	-	-	-	-	-	1,457,430	(241,059)	1,216,371
Total shareholders’ equity	-	-	-	-	-	-	4,426,004	(2,645,473)	1,780,531

Total Liability and shareholders’ equity	-	-	-	-	-	-	9,658,743	(6,174,486)	3,484,257

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 26 – Operating segments (continued)

26.3	Assets and liabilities by operating segment based on product groups as of December 31, 2010:

Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium chloride ThUS$	Other products and services ThUS$	Corporate unit ThUS$	Eliminations consolidation process associated with operating segments ThUS$	Total segments and Corporate Unit ThUS$

Current assets	-	-	-	-	-	-	4,938,010	(3,242,747)	1,695,263
Non-current assets	-	-	-	-	-	-	4,081,722	(2,404,149)	1,677,573

Total assets	-	-	-	-	-	-	9,019,732	(5,646,896)	3,372,836

Current liabilities	-	-	-	-	-	-	3,430,952	(2,954,115)	476,837
Non-current liabilities	-	-	-	-	-	-	1,457,467	(232,288)	1,225,179
Total shareholders’ equity	-	-	-	-	-	-	4,131,313	(2,460,493)	1,670,820

Total Liability and shareholders’ equity	-	-	-	-	-	-	9,019,732	(5,646,896)	3,372,836

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 26 – Operating segments (continued)
26.4	Disbursements of the segment’s non-cash assets as of March 31, 2011:

Identification of disbursements of non-monetary assets	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Balances according to the Statement of Financial Position ThUS$

Investments in joint ventures	-	-	-	-	2,500	2,500
SQM Quindao - Star	-	-	-	-	-	-
SQM Migao Sichuan					2,500	2,500
Amounts in additions of non-current assets	112,431	-	-	-	-	112,431
- Property, plant and equipment	112,341	-	-	-	-	112,341
- Intangible assets	90	-	-	-	-	90
Total segments	112,431	-	-	-	2,500	114,931

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 26 – Operating segments (continued)

26.4	Disbursements of the segment’s non-cash assets as of December 31, 2010:

Identification of disbursements of non-monetary assets	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Balances according to the Statement of Financial Position ThUS$

Investments in joint ventures	-	-	-	-	3,500	3,500
SQM Quindao - Star	-	-	-	-	1,000	1,000
SQM Migao Sichuan					2,500	2,500
Amounts in additions of non-current assets	335,997	-	-	-	-	335,997
- Property, plant and equipment	335,632	-	-	-	-	335,632
- Intangible assets	365	-	-	-	-	365
Total segments	335,997	-	-	-	3,500	339,497

26.5	Information on products and services for external customers

Revenues of ordinary activities from external customers by product and service groups as of March 31, 2011 are detailed as follows:

Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium chloride ThUS$	Other products and services ThUS$	Total segments and Corporate Unit ThUS$

Revenue	170,999	93,866	42,327	34,267	125,324	13,252	480,035

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 26 – Operating segments (continued)

26.5	Information on products and services for external customers (continued)

Revenues of ordinary activities from external customers by product and service groups as of March 31, 2010 are detailed as follows:

Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium chloride ThUS$	Other products and services ThUS$	Total segments and Corporate Unit ThUS$

Revenue	128,165	62,919	33,914	27,414	124,673	11,438	388,523

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 26 – Operating segments (continued)

26.6	Information on geographical areas

As indicated in paragraph 33 of IFRS 8, the entity discloses geographical information on its profit from ordinary activities from external customers and from non-current assets which are not financial instruments, deferred income tax assets, assets related to post employment benefits and rights derived from insurance contracts.

26.7	Revenue from external customers, classified by geographical areas as of March 31, 2011:

Identification of revenue from external customers	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Balances according to the Statement of comprehensive income ThUS$

Revenue	32,332	46,975	220,719	112,264	67,745	480,035

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 26 – Operating segments (continued)

26.7	Revenue from external customers, classified by geographical areas of March 31, 2010:

Identification of revenue from external customers	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Balances according to the Statement of comprehensive income ThUS$

Revenue	17,889	44,045	153,585	100,276	72,728	388,523

26.8	Non-current assets classified by geographical area as of March 31, 2011:

Non-current asset item, adjusted (IFRS 8,33,b,1/11/2006)	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Balances according to the Statement of Financial Position ThUS$

Investments in associates recognized using the equity method of accounting	1,505	-	21,360	7,660	36,519	67,044
Intangible assets other than goodwill	3,771	-	3	486	-	4,260
Goodwill	26,929	86	11,373	-	-	38,388
Property, plant and equipment, net	1,513,290	1,553	288	37	182	1,515,350
Investment property	1,365	-	-	-	-	1,365
Other non-current assets	20,553	317	-	-	366	21,236
Balance to date	1,567,413	1,956	33,024	8,183	37,067	1,647,643

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 26 – Operating segments (continued)

26.8	Non-current assets classified by geographical area, as of December 31, 2010:

Non-current asset item, adjusted (IFRS 8,33,b,1/11/2006)	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Balances according to the Statement of Financial Position ThUS$

Investments in associates recognized using the equity method of accounting	1,352	-	19,615	7,251	34,053	62,271
Intangible assets other than goodwill	2,765	-	4	501	-	3,270
Goodwill	24,147	86	11,373	724	2,058	38,388
Property, plant and equipment, net	1,451,576	1,858	331	40	168	1,453,973
Investment property	1,373	-	-	-	-	1,373
Other non-current assets	112,820	227	-	3,293	373	116,713
Balance to date	1,594,033	2,171	31,323	11,809	36,652	1,675,988

26.9	Information on the main customers
In respect to the degree of dependency of the Company on its customers, in accordance with paragraph 34 of IFRS 8, the Company has no external customers which individually represent 10% or more of its profit from ordinary activities.  Credit risk concentrations with respect to trade and other receivables are limited due to the significant number of entities which compose the Company’s portfolio and its worldwide distribution. The Company’s policy is requiring guarantees (such as letters of credit, guarantee clauses and others) and/or maintaining insurance policies for certain accounts as deemed necessary by the Company's Management.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 26 – Operating segments (continued)

26.10	Property, plant and equipment classified by geographical areas as of March 31, 2011:

Property, plant and equipment	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
	3/31/2011
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Production facilities:
Coya Sur	261,613	-	-	-	-	261,613
María Elena	139,125	-	-	-	-	139,125
Nueva Victoria	201,858	-	-	-	-	201,858
Pampa Blanca	19,963	-	-	-	-	19,963
Pedro de Valdivia	92,519	-	-	-	-	92,519
Salar de Atacama	497,055	-	-	-	-	497,055
Salar del Carmen	213,065	-	-	-	-	213,065
Tocopilla (port facilities)	66,069	-	-	-	-	66,069
Subtotal production facilities	1,491,267	-	-	-	-	1,491,267
Corporate facilities:
Santiago	14,933	-	-	-	-	14,933
Antofagasta	5,692	-	-	-	-	5,692
Subtotal corporate facilities	20,625	-	-	-	-	20,625
Subtotal business offices	1,398	1,553	288	37	182	3,458
Total segments	1,513,290	1,553	288	37	182	1,515,350

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 26 – Operating segments (continued)

26.10	Property, plant and equipment classified by geographical areas as of December 31, 2010:

Property, plant and equipment	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
	12/31/2010
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Production facilities:
Coya Sur	256,570	-	-	-	-	256,570
María Elena	144,233	-	-	-	-	144,233
Nueva Victoria	202,134	-	-	-	-	202,134
Pampa Blanca	20,381	-	-	-	-	20,381
Pedro de Valdivia	84,992	-	-	-	-	84,992
Salar de Atacama	442,281	-	-	-	-	442,281
Salar del Carmen	213,488	-	-	-	-	213,488
Tocopilla (port facilities)	63,521	-	-	-	-	63,521
Subtotal production facilities	1,427,600	-	-	-	-	1,427,600
Corporate facilities:
Santiago	14,506	-	-	-	-	14,506
Antofagasta	6,831	-	-	-	-	6,831
Subtotal corporate facilities	21,337	-	-	-	-	21,337
Subtotal business offices	2,639	1,858	331	40	168	5,036
Total segments	1,451,576	1,858	331	40	168	1,453,973

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 27 – Other revenue, other expenses by function and other gains or losses

The breakdown of other revenue and other expenses is as follows:

a) Other operating income	3/31/2011 ThUS$	3/31/2010 ThUS$
Discounts obtained from suppliers	135	122
Indemnities received	285	-
Fines charged to suppliers	38	12
Insurance recovery	333	7
Overestimate of provision for obligation with third parties	556	479
Bad debt overestimate	104	-
Sale of fixed assets	99	1
Sale of materials, spare parts and supplies	302	227
Other operating income	818	29
Miscellaneous services	26	328
Indemnities at Minera Esperanza	57	420
Overestimate of provision on inventories	583	-
Total	3,336	1,625

b) Other expenses by function	3/31/2011 ThUS$	3/31/2010 ThUS$
Bad debt impairment	563	309
V.A.T. and other non-recoverable taxes	147	104
Fines paid	35	100
Expenses related to investment plan	2,363	2,900
Grants not accepted as credit	386	857
Indemnities paid	871	-
Legal expenses	2,049	5
Depreciation of paralyzed assets	7,096	-
Other operating expenses	1,455	769
Total	14,965	5,044

c) Other gains or losses	3/31/2011 ThUS$	3/31/2010 ThUS$
Provision for retirement program	-	1,200
Prior year equity value adjustment	109	34
Accrual for temporary closure of operations at El Toco	-	5,900
Other	-	12
Total	(109)	(7,146)

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 28 – Income and deferred taxes

As of March 31, 2011 and as of  December 31, 2010, current income taxes recoverable are detailed as follows:

28.1	Current tax receivables:

	3/31/2011	12/31/2010
	ThUS$	ThUS$
Monthly tax provisional payments, Chilean companies, current year, net	555	19,614
Monthly tax provisional payments, Chilean companies, prior year	21,421	2,158
Monthly tax provisional payments, foreign companies	853	562
First category tax credits	1,112	1,111
First category tax absorbed by tax losses	1,507	9,328
Total	25,448	32,773

28.2	Current tax payables:

	3/31/2011	12/31/2010
Taxes payable	ThUS$	ThUS$
First category tax and royalty	20,454	5,915
Foreign company income tax	2,869	1,174
Article 21 unique tax	18	24
Total	23,341	7,113

28.3	Tax earnings

As of March 31, 2011 and as of December 31, 2010, the Company and its subsidiaries have recorded the following consolidated balances for retained taxable earnings registry, income which do not constitute revenue subject to income tax, accumulated tax losses and credit for shareholders:

	3/31/2011 ThUS$	12/31/2010 ThUS$
Tax earnings with credit	783,081	602,536
Tax earnings with no credit	125,587	86,920
Tax losses	13,796	21,630
Credit for shareholders	165,851	123,322

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 28 – Income and deferred taxes (continued)

28.4	Income and deferred taxes

Assets and liabilities recognized in the Statement of Financial Position are offset when and only if:

1	The Company has legally recognized before the tax authority the right to offset the amounts recognized in these entries; and

2	Deferred income tax assets and liabilities are derived from income tax related to the same tax authority on:

(i)	the same entity of tax subject; or

(ii)
different entities or subjects to tax effects who intend either to settle current fiscal assets and liabilities for their net amount, either realize assets or pay liabilities simultaneously in each of the future periods in which the Company expects to settle or recover significant amounts of deferred tax assets or liabilities.

Deferred income tax assets recognized are those income taxes to be recovered in future periods, related to:

(a) deductible temporary differences;

(b) the compensation of losses obtained in prior periods, which have not yet been subject to tax deduction; and

(c) the compensation of unused credits from prior periods.

The Company recognizes a deferred tax asset when there is certainty that these can be offset with fiscal income from subsequent periods, losses or credits.

Fiscal amounts not yet used but solely as long as it is possible that there will be tax earnings in the future to charge to these losses or unused fiscal credits against them.

Deferred tax liabilities recognized are the amounts of income taxes payable in future periods related to taxable temporary differences.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 28 – Income and deferred taxes (continued)
28.4	Income and deferred taxes (continued)

No deferred income taxes have been recognized between the tax and book value of investments in related companies, in accordance with the criteria indicated in IAS 12. Therefore, there is no recognition of deferred taxes for translation adjustments and adjustments of associated companies recorded directly in net equity, shown in the Statement of Other Comprehensive Income.

d.1	Income tax assets and liabilities as of March 31, 2011 are detailed as follows:

	Asset net position		Liability net position
Description of deferred income tax	Assets	Liabilities	Assets	Liabilities
assets and liabilities	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	-	-	-	89,444
Bad debt impairment	16		3,565	-
Vacation provision	9	-	1,981	-
Production expenses	-	-	-	48,255
Unrealized gains (losses) from sales of products	-	-	50,517	-
Bonds fair value	-	-	2,466	-
Staff severance indemnities	-	-	-	2,999
Hedging	-	-	-	20,867
Inventory of products, spare parts and supplies	80	-	8,028	-
Research and development expenses	-	-	-	4,125
Tax losses	-	-	3,097	-
Capitalized interest	-	-	-	15,485
Expenses in assumption of bank loans	-	-	-	2,171
Unaccrued interest	-	-	165	-
Fair value of property, plant and equipment	-	-	9,627	-
Employee benefits	-	-	8,592	-
Royalty deferred income taxes	-	-	-	9,380
Others	175	-	4,627	-
Balances to date	280	-	92,665	192,726
Net balance	280	-	-	100,061

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 28 – Income and deferred taxes (continued)

d.2	Income tax assets and liabilities as of December 31, 2010 are detailed as follows:

	Asset net position		Liability net position
Description of deferred income tax	Assets	Liabilities	Assets	Liabilities
assets and liabilities	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	-	-	-	88,785
Bad debt impairment	139	-	3,452	-
Vacation provision	9	-	2,382	-
Production expenses	-	-	-	47,442
Unrealized gains (losses) from sales of products	-	-	49,181	-
Bonds fair value	-	-	1,886	-
Staff severance indemnities	-	-	-	2,984
Hedging	-	-	-	20,739
Inventory of products, spare parts and supplies	-	1,050	8,950	-
Research and development expenses	-	-	-	4,215
Tax losses	796	-	2,748	-
Capitalized interest	-	-	-	14,784
Expenses in assumption of bank loans	-	-	-	2,278
Unaccrued interest	-	-	261	-
Fair value of property, plant and equipment	-	-	9,634	-
Employee benefits	-	-	6,052	-
Royalty deferred income taxes	-	-	-	7,462
Other	471	-	3,362	-
Balances to date	1,415	1,050	87,908	188,689
Net balance	365	-	-	100,781

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 28 – Income and deferred taxes (continued)

d.3 Deferred income taxes related to benefits for tax losses

The Company’s tax loss carryforwards were mainly generated by losses in Chile, which, in accordance with current Chilean tax regulations have no expiration date.  During 2009, the Company applied no significant lax losses.

As of March 31, 2011and as of  December 31, 2010, tax loss carryforwards were detailed as follows:

	3/31/2011	3/31/2010
	ThUS$	ThUS$

Chile	2,647	18,440
Other countries	450	1,063

Balances to date	3,097	19,503

Tax losses mainly relate to México, which prescribe on December 31, 2011.

d.4 Unrecognized deferred income tax assets and liabilities

As of March 31, 2011 and December 31, 2010, unrecognized assets and liabilities are detailed as follows:

	3/31/2011	3/31/2010
	ThUS$	ThUS$
	Assets (liabilities)	Assets (liabilities)

Tax losses	251	251
Bad debt impairment	98	98
Inventory impairment	704	704
Pensions plan	266	266
Vacation provision	29	29
Depreciation	(67)	(67)
other	(17)	(17)

Balances to date	1,264	1,264

Tax losses mainly relate to the United States, which prescribe in 20 years.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 28 – Income and deferred taxes (continued)

d.5	Movements in deferred tax liabilities

Movements in deferred tax liabilities as of March 31, 2011 and as of December 31, 2010are as follows:

	3/31/2011	12/31/2010
	ThUS$	ThUS$
	Liabilities (assets)	Liabilities (assets)

Beginning balance of deferred income tax liabilities	100,781	53,802
Increase (decrease) in deferred income taxes in profit or loss	(140)	47,230
Increase (decrease) in deferred income taxes in equity	(580)	(251)

Balances to date	100,061	100,781

d.6	Information to be disclosed on profit or loss tax expense (profit)

The Company recognizes current and deferred income taxes as income or expenses and are included in profit, except if they arise from:

(a)	a transaction or event which is recognized in the same period or in a different period, off-income either in other comprehensive income or directly in equity; or

(b)	a business combination

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 28 – Income and deferred taxes (continued)

Current and deferred income tax expenses (income) are detailed as follows

	3/31/2011 ThUS$	3/31/2010 ThUS$
	Income (expenses)	Income (expenses)

Expense for current income tax
Expense for current income taxes	(39,012)	(13,770)
Adjustments to prior period current income tax	-	53

Total expense for current income tax, net	(39,012)	(13,717)

Expense for deferred income taxes
Deferred tax expense (income) related to the creation and reversal of temporary differences	56	(6,979)
Deferred tax expense (income) related to changes in tax rates or after the application of new taxes	-	-
Total expense for deferred income taxes, net	56	(6,979)

Expense (income) for income taxes	(38,956)	(20,696)

Expenses (income) for income taxes by foreign and domestic parties are as follows:

	3/31/2011 ThUS$ Profit (losses)	3/31/2010 ThUS$ Profit (losses)

Current income tax expense by domestic and foreign parties, net
Current income tax expense, foreign parties, net	388	(1,022)
Current income tax expense, domestic, net	(39,400)	(12,695)

Total current income tax expense, net	(39,012)	(13,717)

Deferred income taxes by foreign and domestic parties, net
Deferred income tax expense, foreign parties, net	(404)	(615)
Deferred income tax expense, domestic, net	460	(6,364)

Total deferred income tax expense, net	56	(6,979)

Expense (income) for income taxes	(38,956)	(20,696)

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 28 – Income and deferred taxes (continued)

d.7	Participation in taxation attributable to investments recognized according to the equity method:

The Company does not recognize any deferred income tax liability in all cases of taxable temporary differences associated with investments in subsidiaries, branches and associated companies or participations in joint ventures, because as indicated in the standard, the following two conditions are jointly met:

(a)	the controller, investor or participant is able to control the time for reversal of the temporary difference; and

(b)	it is possible that the temporary difference is not reversed in the foreseeable future.

In addition, the Company does not recognize deferred income tax assets for all deductible temporary differences from investments in subsidiaries, branches and associated companies or participations in joint ventures because it is not possible that the following requirements are met:

(a) temporary differences are reversed in a foreseeable future; and

(b) the Company has tax earnings against which temporary differences can be used.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 28 – Income and deferred taxes (continued)

d.8	Information to be disclosed on the tax effects of other comprehensive income components:

	3/31/2011
Income tax related to components of other income and expense with a charge or credit to net equity	Amount before taxes	ThUS$ Expense (income) for income taxes	Amount after taxes

Cash flow hedging	(2,900)	580	(2,320)

Total	(2,900)	580	(2,320)

	3/31/2010
Income tax related to components of other income and expense with a charge or credit to net equity	Amount before taxes	ThUS$ Expense (income) for income taxes	Amount after taxes

Cash flow hedging	10,799	(1,836)	8,963

Total	10,799	(1,836)	8,963

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 28 – Income and deferred taxes (continued)

d.9	Explanation of the relationship between expense (income) for taxes and accounting income

In accordance with paragraph No. 81, letter c) of IAS 12, the Company has estimated that the method which discloses more significant information for the users of its financial statements is the reconciliation of tax expense (income) to the result of multiplying income for accounting purposes by the rate in force in Chile.  This option is based on the fact that the Parent Company and its subsidiaries incorporated in Chile generate almost the total amount of tax expense (income) and the fact that amounts of subsidiaries incorporated in foreign countries have no relevant significance within the context of the total amount of tax expense (income.)

Reconciliation of tax expense (income) on tax and the result of multiplying income for accounting purposes by the rate in force in Chile

	3/31/2011	3/31/2010
	ThUS$	ThUS$
	Profit (losses)	Profit (losses)

Consolidated income before taxes	151,087	97,567
Income tax rate in force in Chile	20%	17%

Tax expense using the legal rate	(30,217)	(16,586)
Effect of payment of specific tax on mining activities (royalty)	(6,582)	(2,847)
Tax effect of tax exempt revenue	990	735
Tax effect of rates on non-deductible expenses to determine taxable profit (loss)	(852)	(308)
Tax effect on rates supported abroad	(718)	(3,360)
Other tax effects due to reconciliation between profit for accounting purposes and tax expense (income)	(1,577)	1,670
Tax expense using the effective rate	(38,956)	(20,696)

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 28 – Income and deferred taxes (continued)

d.10	Tax periods potentially subject to verification:

The Group companies are potentially subject to tax audits for income taxes by tax authorities in each country.  These audits are limited to a number of annual tax periods, which, in general, when they elapse, give rise to the expiration of these inspections.

Tax audits, due to their nature, are often complex and may require several years.  Below, we provide a summary of tax periods which are potentially subject to verification, in accordance with tax regulations in force in the country of origin:

a)	Chile

According to article 200 of Decree Law No.830 in Chile, the tax authority may review any tax returns and perform verifications on deficiencies on its settlement and taxes applicable of up to 3 years from the expiration date of the legal term in which the payment should have been made.  Additionally, this prescription will be extended to 6 years for tax reviews subject to tax returns, when this was not presented or if file presenting maliciously false information.

b)	United States of America

In the United States the tax authority may review tax returns of up to 3 years old from the expiration date of the tax return. In the event of detecting an omission or error in the tax return of revenue or cost of sales, the review can be extended up to a period of 6 years.

c)	Mexico:

In Mexico, the tax authority can review tax returns up to 5 years old from the expiration date of the tax return.

d)	Spain:

In Spain, the tax authority can review tax returns up to 4 years old from the expiration date of the tax return.

e)	Belgium:

In Belgium, the tax authority may review tax returns of up to 3 years old, from the expiration date of the tax return if no tax losses exist. In the event of detecting an omission or error in the tax return, the review can be extended up to a period of 5 years.

f)	South Africa:

In South Africa, the tax authority may review tax returns of up to 3 years old, from the expiration date of the tax return. In the event of detecting an omission or error in the tax return, the review can be extended up to a period of 5 years.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 28 – Income and deferred taxes (continued)

28.5	Amendments to the Income Tax Law and Specific Tax on Mining (Royalty) in Chile

a)	Amendment on first category income tax

Law No. 20,455 was published in the Official Gazette dated July 31, 2010 through its article No. 1., temporarily increases the First Category Income Tax established in article 20, of the Income Tax Law, for income received or accrued during 2011 and 2012.

According to the aforementioned temporary increase, the referred rate increases from 17% to 20% for income received or accrued 2011 (taxable year 2012); and to 18.5% for income received or accrued during 2012 (taxable year 2013).

For this purpose the Company identified all those temporary that would be affected as a result from this change in the tax rate, generating a charge to profit or loss for deferred taxes amounting to ThUS$11,385

b)	Amendment of the specific tax on mining activities (tax royalty)

Law No. 20,469 was published in the Official Gazette of October 21, 2010 related to the following matters:

a.   Superseded article 64 bis of Income Tax Law, which provides a specific tax to the revenue from mining activities obtained by a mining operator; and
b.  Included a new article 64 ter to the legal document referred to above related to how to determine the taxable profit for mining operations that, prior to the date of this amendment was dealt with in the article 64 bis replaced by the aforementioned law;

c.   Amendment of article 11 ter of Decree Law 600, of 1974, and

d.  Established temporary and optional standards, which investors may invoke provided that they are subject to articles 7, 11 bis and 11 ter of Decree Law 600, of 1974; transitional article 5 of Law 20,026, and can also be invoked by companies that do not receive contributions from foreign investors and are regulated by transitional article 4.

The subsidiaries SQM Salar S.A. and SQM Nitratos S.A. requested the approval to be entitled to invoke the transitional article 4 from the Ministry of Economy in order to opt beginning in 2013 and up to 5 years, to an non-variable rate of 5% as specific tax on mine. As of the date of these financial statements, the approval process is in process.

Consequently, for 2010, 2011 and 2012, there is a change in the method to determine the tax applicable to the mining activity, paying based on the mining operating margin obtained by these Companies. As of March 31, 2011, for this purpose, the Company made a provision with a charge to profit or loss of ThUS$13,565.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 29 – Disclosures on the effects of variations in foreign currency exchange rates

Assets in foreign currency impacted for variations in exchange rates are as follows:

Class of asset	Currency	3/31/2011 ThUS$	12/31/2010 ThUS$
Current assets:
Cash and cash equivalents	CLP	315,153	332,624
Cash and cash equivalents	EUR	5,463	6,709
Cash and cash equivalents	ZAR	3,472	1,523
Cash and cash equivalents	BRL	2	22
Cash and cash equivalents	YEN	1,131	1,193
Cash and cash equivalents	CNY	96	104
Cash and cash equivalents	PEN	51	13
Cash and cash equivalents	ARS	1	-
Cash and cash equivalents	INR	5	16
Cash and cash equivalents	GBP	4	5
Cash and cash equivalents	MXN	186	102
Subtotal cash and cash equivalents		325,564	342,311
Other current financial assets	CLP	41,455	69,818
Subtotal other current financial assets		41,455	69,818
Other non- financial current assets	CLP	19,915	30,966
Other non- financial current assets	CLF	12	21
Other non- financial current assets	EUR	4,334	4,303
Other non- financial current assets	ZAR	690	167
Other non- financial current assets	ARS	42	42
Other non- financial current assets	BRL	5	2
Other non- financial current assets	YEN	15	-
Other non- financial current assets	CNY	19	23
Other non- financial current assets	PEN	260	331
Other non- financial current assets	AUD	57	-
Other non- financial current assets	MXN	886	552
Subtotal other non-financial current assets		26,235	36,407
Trade and other receivables	CLP	93,820	114,108
Trade and other receivables	CLF	969	1,015
Trade and other receivables	EUR	109,131	97,193
Trade and other receivables	ZAR	11,754	7,292
Trade and other receivables	AUD	396	-
Trade and other receivables	BRL	47	64
Trade and other receivables	ARS	5	5
Trade and other receivables	YEN	-	2
Trade and other receivables	CNY	52	48
Trade and other receivables	PEN	-	2
Trade and other receivables	GBP	1,230	409
Trade and other receivables	MXN	167	58
Subtotal trade and other receivables		217,571	220,196
Trade receivables due from related parties	CLP	151	111
Trade receivables due from related parties	EUR	4,484	2,651
Subtotal trade receivables due from related parties		4,635	2,762
Current tax assets	CLP	1,780	9,098
Current tax assets	EUR	175	140
Current tax assets	ZAR	-	123
Current tax assets	YEN	4	16
Current tax assets	CNY	16	20
Current tax assets	AUD	165	-
Current tax assets	PEN	109	61
Current tax assets	MXN	24	39
Subtotal current tax assets		2,273	9,497
Total current taxes		617,733	680,991

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 29 – Disclosures on the effects of variations in foreign currency exchange rates (continued)

Class of asset	Currency	3/31/2011 ThUS$	12/31/2010 ThUS$
Non-current assets:
Other non-current financial assets	CLP	20	20
Other non-current financial assets	EUR	3	3
Other non-current financial assets	BRL	32	34
Other non-current financial assets	YEN	57	58
Subtotal other non-current financial assets		112	115
Other non-financial and non-current assets	CLP	580	599
Other non-financial and non-current assets	CLF	-	-
Other non-financial and non-current assets	BRL	232	227
Other non-financial and non-current assets	YEN	366	373
Subtotal other non-financial and non- current assets		1,178	1,199
Non- current rights receivable	CLP	394	469
Non- current rights receivable	CLF	579	633
Subtotal non-current rights receivable		973	1,102
Investments recorded using participation method	CLP	1,505	1,352
Investments recorded using participation method	EUR	11,177	9,560
Investments recorded using participation method	AED	25,222	24,168
Investments recorded using participation method	INR	430	432
Investments recorded using participation method	TRY	12,302	11,988
Investments recorded using participation method	EGP	1,435	1,435
Investments recorded using participation method	THB	1,544	1,543
Subtotal investments recorded using participation method		53,615	50,478
Intangible assets other than goodwill	CLP	41	-
Subtotal Intangible assets other than goodwill		41	-
Goodwill	CLP	735	735
Subtotal Goodwill		735	735
Property, plant and equipment	CLP	3,375	1,762
Subtotal Property, plant and equipment		3,375	1,762
Total non-current assets		60,029	55,391
Total assets		677,762	736,382

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Nota 29 – Disclosures on the effects of variations in foreign currency exchange rates (continued)
Liabilities in foreign currency impacted for variations in exchange rates are as follows:

			3/31/2011			12/31/2010
Class of liability	Currency	Up to 90 days ThUS$	More than 90 days to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	More than 90 days to 1 year ThUS$	Total ThUS$
Current liabilities
Other current financial liabilities	CLF	4,182	5,284	9,466	3,577	7,749	11,326
Other current financial liabilities	CLP	-	-	-	814	1,508	2,322
Other current financial liabilities	EUR	-	1,377	1,377	-	-	-
Subtotal other current financial liabilities		4,182	6,661	10,843	4,391	9,257	13,648
Trade and other payables	CLP	62,659	22,990	85,649	85,403	-	85,403
Trade and other payables	CLF	-	118	118	-	-	-
Trade and other payables	EUR	19,218	1,361	20,579	22,356	1,535	23,891
Trade and other payables	INR	1	-	1	1	-	1
Trade and other payables	ARS	3	-	3	1	-	1
Trade and other payables	BRL	360	-	360	341	-	341
Trade and other payables	PEN	38	2	40	43	-	43
Trade and other payables	MXN	2,415	219	2,634	1,020	140	1,160
Trade and other payables	GBP	1	-	1	40	-	40
Trade and other payables	CHF	151	-	151	-	-	-
Trade and other payables	CNY	95	-	95	57	-	57
Trade and other payables	YEN	74	-	74	-	-	-
Trade and other payables	ZAR	2,374	-	2,374	1,280	1,062	2,342
Subtotal trade and other payables		87,389	24,690	112,079	110,542	2,737	113,279
Trade payables due to related parties	EUR	-	681	681	-	997	997
Subtotal trade payables due to related parties		-	681	681	-	997	997
Other short-term provisions	CLP	39	40	79	20	-	20
Other short-term provisions	EUR	7	-	7	323	-	323
Other short-term provisions	ARS	36	-	36	-	-	-
Other short-term provisions	PEN	11	-	11	-	-	-
Other short-term provisions	MXN	-	19	19	-	-	-
Other short-term provisions	BRL	-	-	-	-	1,634	1,634
Subtotal other short-term provisions		93	59	152	343	1,634	1,977
Current tax liabilities	CLP	-	262	262	-	-	-
Current tax liabilities	EUR	-	77	77	-	335	335
Current tax liabilities	ARS	-	5	5	-	-	-
Current tax liabilities	ZAR	-	392	392	-	-	-
Current tax liabilities	MXN	6	-	6	-	-	-
Subtotal current tax liabilities		6	736	742	-	335	335
Current provisions for benefits to employees	MXN	-	374	374	-	292	292
Current provisions for benefits to employees	CLP	31,781	7,734	39,515	34,211	9,455	43,666
Subtotal current provisions for benefits to employees		31,781	8,108	39,889	34,211	9,747	43,958
Other non-financial current liabilities	CLP	9,037	3,114	12,151	6,299	12,557	18,856
Other non-financial current liabilities	EUR	25	4	29	29	84	113
Other non-financial current liabilities	BRL	11	8	19	12	-	12
Other non-financial current liabilities	MXN	262	58	320	710	54	764
Other non-financial current liabilities	PEN	102	27	129	79	-	79
Other non-financial current liabilities	AUD	-	-	-	-	4	4
Other non-financial current liabilities	CNY	-	-	-	18	-	18
Subtotal other non-financial current liabilities		9,437	3,211	12,648	7,147	12,699	19,846
Total current liabilities		132,888	44,146	177,034	156,634	37,406	194,040

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Nota 29 – Disclosures on the effects of variations in foreign currency exchange rates (continued)

		3/31/2011				12/31/2010
Class of liability	Currency	More than 1 up to 3 years ThUS$	More than 3 up to 5 years ThUS$	More than 5 years ThUS$	Total ThUS$	More than 1 up to 3 years ThUS$	More than 3 up to 5 years ThUS$	More than 5 years ThUS$	Total ThUS$
Non-current liabilities
Other non-current financial liabilities	CLF	13,504	80,326	250,000	343,830	-	66,081	284,056	350,137
Other non-current financial liabilities	CLP	43,806	107,128	-	150,934	-	154,485	-	154,485
Subtotal other non-current financial liabilities		57,310	187,454	250,000	494,764	-	220,566	284,056	504,622
Other non-current liabilities	CLP	-	135	-	135	-	-	-	-
Subtotal Other non-current liabilities		-	135	-	135	-	-	-	-
Liabilities due to taxes	CLP	124	-	61	185	56	-	36	92
Liabilities due to taxes	MXN	319	-	-	319	-	-	-	-
Subtotal liabilities due to taxes		443	-	61	504	56	-	36	92
Non-current provisions for benefits to employees	CLP	-	-	1,217	1,217	-	-	1,805	1,805
Non-current provisions for benefits to employees	MXN	-	-	203	203	-	-	-	-
Non-current provisions for benefits to employees	JPY	-	-	-	-	-	-	-	-
Non-current provisions for benefits to employees	YEN	-	-	427	427	-	-	-	-
Subtotal non-current provisions for benefits to employees		-	-	1,847	1,847	-	-	1,805	1,805
Total non-current liabilities		57,753	187,589	251,908	497,250	56	220,566	285,897	506,519

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

Note 30 – Impairment of assets

Assets value impairment

The Company assesses on an annual basis any impairment on the amount of Buildings, plant and equipment, intangible assets, goodwill and investments accounted for using the equity method of accounting, in accordance with IAS 36. Assets to which this methodology applies are as follows:

-	Investments recognized using the equity method of accounting
-	Property, plant and equipment
-	Intangible assets
-	Goodwill

a)	Impairment of investments recognized using the equity method of accounting, property, plant and equipment, intangible assets and goodwill.

Assets are reviewed for impairment as to the existence of any indication that the carrying value is lower than the recoverable amount. If such an indication exists, the asset recoverable amount is calculated in order to determine the extent of this impairment, if any. In the event that asset does not generate any cash flows independent from other assets, the Company determines the recoverable amount of the cash generating unit to which this asset belongs according to the business segment (specialty plant nutrient, iodine and derivatives, lithium and derivatives, industrial chemicals, potassium and other products and services.)

The Company conducts impairment tests to intangible assets and goodwill with indefinite useful life on an annual basis and every time there is indication of impairment.

If the recoverable value of an asset is estimated in an amount lower than its carrying value, the latter decreases to its recoverable amount.

Note 30 – Impairment of assets (continued)

b)
Impairment of financial assets: For the case of financial assets with a trading origin, the Company has defined a policy for the recognition of provision for impairment in consideration of the age of the past due balance.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Notes to the interim consolidated financial statements as of March 31, 2011

An allowance is made for impairment losses related to trade receivables when there is objective evidence that the Company will be not able to collect all the amounts owed in accordance with the original terms of receivables.

In accordance with the information presented and evaluating the indication of value impairment of any asset related to the cash flow generating unit, we may conclude that there is no evidence of indication which supports any impairment in the value of assets. Depending on value impairment indication, for the entity:

-
There are no indications of value impairment in each of intangible assets with an indefinite useful life, as well as intangible assets which are not yet available for their use, comparing their carrying amounts to their recoverable amounts.

-	There are no indications of value impairment on goodwill acquired in a business combination

Note 31 - Events occurred subsequent to the reporting date

31.1        Authorization of the financial statements

The interim consolidated financial statements of Sociedad Química y Minera S.A. and subsidiaries, prepared in accordance with IFRS for the period ended as of March 31, 2011 were approved and authorized for issuance by the Board of Directors at their meeting held on May 24, 2011

31.2        Disclosures of events occurred subsequent to the reporting date

Management is not aware of any significant events occurred between March 31, 2011 and the date of issuance of these interim consolidated financial statements which may significantly affect them.

31.3        Detail of dividends declared after the reporting date

As of the closing date of these interim consolidated financial statements, there are no dividends declared after the reporting sheet date.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos R.

Ricardo Ramos R.

Chief Financial Officer

Date: July 28, 2011